7/29



03024927

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia Siderurgica Belgo Mineira

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED AUG 12 2003 THOMSON FINANCIAL

FILE NO. 82- 3771 FISCAL YEAR 12/31/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/31/03

AR/S

12-31-02 03 JUL 29 AM 7:21

Companhia Siderurgica Belgo Mineira


ANNUAL REPORT


BELGO
Grupo Arcelor
Guama River Bridge – Belem (PA)

SEARCHING FOR EXCELLENCE

Since 1921 a Belgo hallmark has been the consolidation of its main industrial activity, made possible by investments in technology, production capacity expansion, personnel qualification, and continuous quality improvement.

PRESENTATION

BELGO. EXCELÊNCIA EM AÇO. ÉTICA NAS AÇÕES.
(BELGO. EXCELLENCE IN STEEL. ETHICS IN ACTIONS/SHARES.)


BELGO
Grupo Arcelor

DRAWING UNITS

PARENT COMPANY

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

SABARÁ MILL — Installed Capacity t/year

Drawn products for civil construction (CA60 rod) and bars for auto industry.

Drawn products 90,000

SUBSIDIARIES

BMP- BELGO-MINEIRA PARTICIPAÇÃO IND. COM. S.A.

JUIZ DE FORA AND SÃO PAULO DRAWING UNITS — Installed Capacity t/year

Drawn products for civil construction (CA60 rod, welded mesh, trusses, annealed wire and nails).

Drawn products 340,000

BELGO-BEKAERT ARAMES S.A.(BBA)

CONTAGEM, SABARÁ, OSASCO AND HORTOLÂNDIA DRAWING UNITS — Installed Capacity t/year

Industrial wires, general use wires, wires for power transmission, welding, telecommunication, prestressed concrete, farming and ranching wires.

Drawn products 691,000

BMB - BELGO-MINEIRA BEKAERT ARTEFATOS DE ARAME LTDA

VESPASIANO AND ITAÚNA PLANTS — Installed Capacity t/year

- *Steel Cord (steel cords for radial tires).*
- *Hose Wire (hose-reinforcing wires).*

Drawn products 40,000

JOSSAN S.A.

FEIRA DE SANTANA - BA DRAWING UNIT — Installed Capacity t/year

Nails and wires for farming and cattle ranching.

Drawn products 69,000

ASSOCIATED COMPANIES

WRI GROUP

INDUSTRIAL UNITS: OSASCO-SP (CIMAF CABOS), CANADA (WRI), CHILE (PRODINSA) AND PERU (PROCABLES) — Installed Capacity t/year

Cables 50,000

Steel cables for the mechanical industry, elevators, oil platforms and general purposes.

STEEL SECTOR



PARENT COMPANY

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

MONLEVADE MILL — Installed Capacity x 1.000 t/year

Integrated Unit: Sinter Plant, Micropelletization, Blast Furnace, 2 Converters, Ladle Furnace, Six-strand Continuous Casting, 2 Rolling Mills.
Unit located 11 km from company-owned Andrade Mine.
High quality rods for industrial and agricultural use.

Crude Steel	*1,200*
Rolled Products	*1,200*

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

VITÓRIA MILL — Installed Capacity x 1.000 t/year

"Mini-mill": Electric Steel Plant, Continuous Casting and 2 Rolling Mills.
Medium and light sections for merchant bars, for power transmission towers and for telecommunication.

Crude Steel	*500*
Rolled Products	*340*

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

PIRACICABA MILL — Installed Capacity x 1.000 t/year

"Mini-mill": Electric steel plant, Continuous Casting and Rolling Mill.
Privileged location: Close to scrap sources and to the market.
Rebars production only, for civil construction.

Crude Steel	*500*
Rolled Products	*500*

SUBSIDIARIES

BMP - BELGO-MINEIRA PARTICIPAÇÃO IND. COM. S.A.

JUIZ DE FORA MILL — Installed Capacity x 1.000 t/year

"Mini-mill": Electric Steel Plant, Continuous Casting and Rolling Mill for civil construction purposes.

Crude Steel	*1,000*
Rolled Products	*1,000*

ITAÚNA SIDERÚRGICA LTDA

ITAÚNA MILL — Installed Capacity x 1.000 t/year

A Bar Mill for the locksmith and furniture industries, and metallurgy in general.

Rolled Products	*100*

ASSOCIATED COMPANIES

ACINDAR - INDUSTRIA ARGENTINA DE ACEROS S.A.

VILLA CONSTITUCIÓN MILL — Installed Capacity x 1.000 t/year

Mini-Mill integrated to direct reduction:
Direct reduction facility (RDI – MIDREX), 3 electric furnaces, 2 ladle furnaces, 2 continuous castings, wire rod rolling mills for bars and shapes, tube plants and drawnwires plant.

Crude Steel	*1,200*
Rolled Products	*1,200*
Drawn Products	*180*
Tubes	*211*

PARENT COMPANY - COMPANHIA SIDERÚRGICA BELGO-MINEIRA

Year	2002	2001	2000	1999	1998
Employees	2,955	2,986	2,986	2,559	2,481
Shareholders	10,500	10,700	10,500	10,500	10,850
Crude Steel Output (10^3t)	1,997.9	1,924.6	1,902.9	1,159.7	1,110.9
Rolled Products Output (10^3t)	1,939.9	1,887.6	1,762.9	1,210.5	1,063.5
Financial Highlights (in million R$)					
Gross Revenue	2,212.9	1,677.7	1,237.2	831.1	630.0
Net Revenue	1,696.3	1,282.3	945.3	644.9	488.8
Gross Profit	626.0	435.6	262.1	160.5	99.5
Operational Profit (EBIT)*	434.2	299.4	153.2	85.2	51.5
Net Profit	319.0	195.6	575.5	(44.1)	66.3
EBITDA*	512.8	374.8	215.6	124.4	89.0
Total Fixed Assets	1,222.1	1,154.7	1,092.3	907.1	720.6
Current Assets	422.2	386.2	523.9	0.7	50.6
Operating Working Capital	217.6	262.0	118.8	47.1	85.5
Net Equity	2,290.6	2,005.8	1,891.9	1,562.2	1,563.9
Net Debt **	203.3	363.5	134.8	517.1	243.2
Investments	156.4	139.1	112.6	258.2	195.4
Depreciation / Amortization	78.8	75.5	67.7	69.6	39.2
Financial Highlights (R$ per batch of a thousand shares)					
Net Profit	45.03	28.92	85.10	(6.51)	14.83
Operating Profit (EBIT)	61.29	44.27	22.65	12.60	11.52
Net Equity	323.34	296.60	279.77	231.2	241.81
Preferred Share Value	370.00	146.67	130.99	120.00	37.00
Dividends and/or Interest on Equity:					
Common Shares	12.37	9.32	21.54	2.90	4.50
Preferred Shares	13.61	10.25	23.70	3.19	4.95
Margin and Indexes					
Gross Margin (%)	36.9	34.0	27.7	24.9	20.4
Operating Margin (%)	25.6	23.3	16.2	13.2	10.5
EBITDA Margin (%)	30.2	29.2	22.8	19.3	18.2
Net Margin (%)	18.8	15.3	60.9	(6.8)	13.6
ROCE (%)	21.5	18.4	13.9	5.4	5.4
Net Debt/Net Equity (%)	8.9	18.1	7.1	33.1	15.6

CONSOLIDATED ***

Year	2002	2001	2000	1999	1998
Employees	6,990	7,184	7,549	10,238	10,783
Crude Steel Output (10^3t)	2,826.8	2,667.2	2,571.1	2,265.9	2,156.9
Rolled Products Output (10^3t)	2,734.4	2,630.8	2,433.0	2,339.4	2,068.4
Financial Highlights (in million R$)					
Gross Revenue	4,085.8	3,086.5	2,881.5	3,024.5	2,314.9
Net Revenue	**3,167.1**	**2,368.8**	**2,247.7**	**2,313.2**	**1,755.5**
Operating Profit (EBIT)*	**849.7**	**614.6**	**505.1**	**627.8**	**322.8**
Net Profit (Group Stake)	317.2	193.5	591.7	(45.8)	67.0
EBITDA*	**995.2**	**740.8**	**648.5**	**798.6**	**467.0**
Net Equity (Group Stake)	2,275.9	2,000.2	1,880.6	1,521.4	1,518.6
Net Debt **	675.1	875.6	582.7	2,027.2	1,390.8
Investments	229.2	217.6	332.3	407.1	399.5
EBITDA Margin (%)	31.4	31.3	28.9	34.5	26.6

*** *It includes Mining through April / 2000.*

* *Profit and result sharing (PLR) reclassified as operating expense (CVM Circular Ordnance nº 01/2003, on 01/16/03).*

** *Financial liabilities minus financial assets (short and long term).*



DISTRIBUTION


PARENT COMPANY

CDB-MG / BH - BELGO DISTRIBUTION CENTER

BELO HORIZONTE

CDB-MG / PA - BELGO DISTRIBUTION CENTER

POUSO ALEGRE

CDB-SP / SP - BELGO DISTRIBUTION CENTER

SÃO PAULO

CDB-RJ / RJ - BELGO DISTRIBUTION CENTER

RIO DE JANEIRO

CDB-BA / SA - BELGO DISTRIBUTION CENTER

SALVADOR

SUBSIDIARIES









CAF SANTA BÁRBARA LTDA

Eucalyptus forest reserves: 100,000 ha.

Wood and Charcoal Production.

Native forest reserves: 60,000 ha.

Environmental Protection.

GUILMAM-AMORIN S.A. HYDROELECTRIC POWER UNIT

Electric Power Generation: 140 MW.

BMS - BELGO MINEIRA SISTEMAS S.A.

Competence Center in Information Technology Solutions.

Data Processing Center.

BMF - BELGO MINEIRA FOMENTO MERCANTIL LTDA

Founded in 1989, it operates in the factoring market, supporting suppliers and clients of the BELGO Companies.

ABEMEX - ACINDAR BELGO MINEIRA EXPORTAÇÃO S.A.

Export of Steel Rolled and Drawn Products.


GROENLÂNDIA (DIN)
TERRA DE BAFFIN
CANADÁ
PEN. DO LABRADOR
TERRA NOVA
Is. Bermudas
I. Açores (PORT.)
I. Madeira (POR)
Is. Canárias (ESP.)
Estreito de Dinam
ISLÂNDIA
NORUEGA
FINLÂNDIA
ESTÔNIA
LETÔNIA
LITUÂNIA
BIELARUS
UCRÂNIA
MOLDOVA
BULGÁRIA
GEÓRGIA
TURQUIA
SÍRIA
IRAQUE
JORDÂNIA
ISRAEL
EGITO
CHIPRE
LÍBANO
MALTA
TUNÍSIA
MARROCOS
CADEIA DO ATLAS
IRLANDA
MONTES URAIS
R. Volga
Is. Spitzbergen (NOR)

PARENT COMPANY

COMPANHIA SIDERÚRGICA BELGO-MINEIRA

Monlevade Mill	Piracicaba Mill	Vitória Mill	Sabará Mill

SUBSIDIARY COMPANIES

BMP	ITAÚNA	BMU	BBA	BMB	CAF	Guilman-Amorim	BMS	BMF	ABEMEX
100,00%	100,00%	100,00%	55,00%	55,50%	100,00%	51,00%	100,00%	100,00%	30,00%

Jossan
99,03%

ASSOCIATED COMPANIES

ACINDAR	WRI Group
20,45%	[illegible]

STEEL

WIRES

CABLES

OTHER ACTIVITIES



BELGO COMPANIES PROFILE

Companhia Siderúrgica Belgo-Mineira is the parent company of one of the Country's main private groups. Founded in December 1921, it produces steel as rolled and drawn products. Its installed capacity is dimensioned to produce 4.3 million tons / year of rolled products and 1.4 million tons / year of drawn products. It leads Brazil in the output of wire rod as well as commercial and industrial wire.

Since 2002 it is part of the world's largest steelmaking group, Arcelor, the offshot of the union among Arbed (Luxembourg), Usinor (France) and Aceralia (Spain).

In the Steelmaking Industry, in addition to operating its own units installed in Monlevade – MG, Sabará – MG, Vitória - ES and Piracicaba – SP, Belgo is also an industrial holding, with shareholding stake in its subsidiary companies BMP – Belgo-Mineira Participação Indústria e Comércio S.A, in Juiz de Fora – MG and Itaúna Siderúrgica Ltda., in Itaúna-MG, and in its associated company Acindar – Indústria Argentina de Aceros, Argentina's first long steel producer.

In the Drawing Industry, Belgo holds shares in BBA – Belgo Bekaert Arames S.A, in Contagem and Sabará – MG, Osasco – SP and Hortolândia – SP; Jossan S.A, in Feira de Santana – BA; BMB – Belgo-Mineira Bekaert Artefatos de Arame Ltda., in Vespasiano – MG and Itaúna – MG; and in BBA's associated company, WRI Group, with industrial plants in Canada, Peru, Chile and Brazil (Osasco-SP).

Belgo also develops foresting activities, generates electric power, provides services and maintains Fundação Belgo-Mineira, a foundation responsible for the conglomerate's social involvement and operations.
In addition to selling directly to end consumers, Belgo does much of its products' commercialization through CDBs - Centros de Distribuição Belgo (Belgo Distribution Centers).

PARENT COMPANY NET REVENUE AND GROSS MARGIN

R$ million

	1998	1999	2000	2001	2002
Net revenue	489	645	945	1.282	1.696
Gross margin (%)	20.4	24.9	27.7	34.0	36.9

PARENT COMPANY NET PROFIT AND NET MARGIN

R$ million

	1998	1999	2000	2001	2002
Net profit	66	(44)	576	276	376
Extraordinary results			392	80	67
Adjusted			184	196	319
Net margin (%)	13.6	(6.8)	19.4	21.5	22.2

1999 – 'Real' currency devaluation, leading to exchange rate losses of R$ 88 million and asset writeoff loss of R$ 37 million. Without such extraordinary results, the Net Profit would have amounted to R$ 81 million. Net Profit and Margin adjusted in the year 2000 by excluding R$ 361 million from gains and losses in asset sales and writeoff.

ROCE - PARENT COMPANY RETURN ON CAPITAL EMPLOYED

%

1998	1999	2000	2001	2002
5.40	5.40	13.90	18.40	21.50

PARENT COMPANY NET DEBT

R$ million

	1998	1999	2000	2001	2002
Net debt	243	517	135	364	203
Debt/EBITDA	2.7	4.2	0.6	1.0	0.4

Financial liabilities minus financial assets (short and long term).



PARENT COMPANY EBITDA AND EBITDA MARGIN

R$ million

	1998	1999	2000	2001	2002
EBITDA	98	132	315	434	590
Dividends received R$ million	8.9	7.7	100.0	59.4	77.5
EBITDA margin %	20.0	20.5	33.3	33.8	34.8

EBITDA adjusted as per CVM Circular Ordnance nº 01/2003, on 01/16/2003, which reclassifies Profit and Result Sharing (PLR) as operating expense and by the inclusion of dividends received – except from Mining, alienated in the year 2000.

DIVIDENDS (1000-preferred-shares batch) AND MARKET VALUE

R$

	1998	1999	2000	2001	2002
Dividends	4.95	3.19	23.70 / 16.56 / 7.14	10.25	13.61
Market value (R$ million)	253	780	878	927	2,580

Dividend adjusted in the year 2000 by excluding gains and losses from asset sales and writeoff.
Preferred Share dividend is 10% greater.
1999 – Dividend harmed by 'Real' devaluation.
2002 – Debentures conversion, with the issuing of 321,584,220 preferred shares.

PARENT COMPANY'S EBIT AND EBIT PER TON SOLD

R$ million

	1998	1999	2000	2001	2002
EBIT	52	85	153	299	434
EBIT/t sold	36	54	88	160	220

EBIT adjusted as per CVM Circular Ordnance nº 01/2003, on 01/16/2003, which reclassifies Profit and Result Sharing (PLR) as operating expense.

PRODUCTIVITY OF BELGO'S STEELMAKING SECTOR

Ton steel/man/year



	1998	1999	2000	2001	2002
Productivity	604	664	786	868	972
Growth %	0.1	9.9	18.4	10.4	12.0

Office Staff and sales personnel excluded.

MACROECONOMIC SCENARIO

Our expectations for 2002 – namely, Brazil's GDP growing from 2% to 2.5%, a downward trend for the inflation and interest rates, mentioned in our 2001 report – did not come true. At that time, we pointed out the uncertainty and risks related to the evolution of the world crisis, with the effects of the Brazilian presidential-election campaign on the national economy and the sufficiency of foreign capital inflow, among other items. None of these uncertainties had a favorable outcome. The Brazilian GDP grew but 1.52% and industrial production expanded at a 2.4% pace. This reflected a period of speculations and much indefinition. Risk aversion prevailed, the more so starting in the year's second semester. That, plus a lack of monetary liquidity, brought about a sharp depreciation of the real (Brazil's currency) vis a vis the U.S. dollar – and inflation went up.

PERFORMANCE OF THE BRAZILIAN AND BELGO'S STEEL INDUSTRY

The sector's production went against the grain of the national industrial activity, closing the year with a historic record-breaking output of nearly 30 million tons, a volume surpassing by 11% that of the previous year. Total sales increased by 11.6%. The domestic market expanded by 1% and the foreign market at a pace of 31%, despite the defensive commercial measures used by the U.S. government and by European countries. However, let it be remembered that, in 2001, steelmaking production was harmed by electric power rationing and by the inactivity of some overhaul-scheduled blast furnaces, thus distorting the comparison between the two years. Total common longsteel products sales, in which Belgo operates, evolved 5.9%, that is, 2.1% in the domestic market and 17.8% in the foreign market. Belgo's consolidated sales of rolled products increased by 9.4%, driven by the good performance of both the domestic market and exports, which expanded at rates of 3.4% and 38.9%, respectively. Drawn products' consolidated sales rose by 7.7%, (3.9% in the home market and 48.5% in exports).



EVOLUTION OF THE FINANCIAL AND OPERATIONAL RESULTS AND OF THE DIVIDENDS.

The 2002 results surpassed our budget forecasts. The Belgo Companies' performance was in fine-tune alignment with our long-term goals, in terms of revenue, profitability, productivity and sound financial health. Indeed, for the sixth consecutive year there was an increase in net revenue, operating profit, EBITDA, productivity and return on the invested capital. The Parent Company's net revenue increased from 32.3% to R$ 1.7 billion. EBIT and EBITDA increased by 45.1% and 36.9%, reaching respectively R$ 434 million and R$ 513 million. The operational activities' cash flow reached R$ 642 million, a 104% increase. Net profit grew 63%, up to R$ 319 million. Contingency reserves were reinforced in this time period by R$ 93 million.

The parent company's net debt was reduced from R$ 363 million to R$ 203 million during the year. Likewise worth noticing is the 12% evolution in productivity, which reached 972 tons of steel/man/year. Growth had been 61% between 1998 and 2002. On the other hand, the EBIT per ton sold by the Parent Company reached R$ 220.00 versus R$ 160.00 in 2001. In the past five years, the increase was 511%. In the same time period, the company market value rose 848%. We attribute such positive and encouraging results, on the one hand, to our industrial park's expansion and modernization and to the management models implemented since 1995 and, on the other hand, to the entire Belgo team – men and women who gave their very best dedication and persistence to make our strategic planning's goals come true.

During the year, the Company common and preferred stock valued 176.5% and 152.3% respectively, as compared to IBOVESPA's (São Paulo Stock Exchange Index) 17% devaluation, raising its market value by 178.4%, to R$ 2.6 billion.

Meeting on 12/20/2002, the Board of Directors approved, "ad referendum" by the Shareholders' General Meeting, a gross dividend distribution of R$ 90.6 million, paid in early 2003, as interest on equity; this amount is 39.4% above that of the previous year.

OUTLOOK AND GOALS

Despite the adverse international scenario and the uncertainties currently surrounding the national economy, it is our belief that the perspectives for our Company are promising. Such confidence is based on our comparative advantages (our iron ore self-sufficiency, our own electric power production, among others), on our team's commitment to goal reaching, and on our market's growth potential.

An IBS (Brazilian Steelmaking Institute) study shows that internal consumption of steel products evolved on average 6% a year in 1990/2001, vis a vis a GDP average evolution of 2.6% a year in this same time period. Assuming that the 6% yearly growth rate is maintained, the domestic market will demand at least one million tons of products every year. In this scenario, civil construction and agrobusiness demand will be favored, reinforcing our optimist expectations for the home market. Within this vision's framework, we have defined the major guidelines of our 2001-2005 Multi-year Investment Plan at R$ 719 million in steelmaking. Priority has been given to production capacity expansion and to equipment technological updating, in order to meet the growing internal demand and the increase in the export of higher-added-value products.

Belgo is already one of the three largest world producers of wire rods for steel cord, which is used in radial tire production.

Belgo's production goal is to increase, in Brazil by the year 2004, our crude steel installed capacity by 16%, up to 3.7 million tons/year. The current drawing installed capacity of 1.4 million tons/year will meet the growing demand forecast for the coming years.

Investing in Argentina's Acindar and the conclusion of the MJS - Mendes Júnior Siderurgia project, in early 2003, were major steps taken towards expanding our core activity and towards consolidating our market position in Brazil and in South America's Southern Cone. MJS will already add value to the Parent Company as early as 2003, Acindar in the medium term. We will continue to explore profitable growth opportunities within the framework of our core competence.

Out of the total planned investment of R$ 719 million, we invested R$ 392 million by late 2002, as forecast, and R$ 266 million are scheduled to be invested in 2003, basically with our own funds. It is worth noticing that our planning is somewhat cautious, inasmuch as risk management – especially risks wholly outside our control – is quite a complex task. Our 2003 scenario contemplates instability in the economy and in the domestic and foreign financial markets, due to known and justified uncertainties. Thus, basic hedging in any negative scenario includes maintaining the company's financial health, strengthening more and more its competitive capacity and generating funds. Equally important is not to lose one's strategic focus.

Environmental preservation and social investments are part of our planning. Once again, our Social Responsibility and Environmental Management practices were acknowledged and lavishly lauded by well-known institutions.

ACKNOWLEDGEMENTS

We are grateful to our clients, suppliers and shareholders for their trust and support. We deeply appreciate our collaborators' commitment and effort, which made the Company's good performance possible.

On 10/10/2002 Engineer Carlo Panunzi replaced Enginner Antônio José Polanczyk as CEO, due to internal administration practices. Polanczyk's term at the Company's helm emphasized the Total Quality Program, which ensured that all units were ISO 9002 certified. He also oversaw the Steel Sector's certification in the Norms ISO 14001 and BS 8800. Polanczyk led Fundação Belgo-Mineira's restructuring process, providing scope and visibility to the Group Companies' social performance, among other equally praiseworthy initiatives. He will continue his collaboration, now as a member of our Board of Directors. Our confidence, support and hope for a period of fruitful accomplishments go to our new Company CEO.

Belo Horizonte, February 21, 2003

François Moyen
Chairman of the Board






arcelor

STEEL REFERENCE

In order to meet the globalization-caused challenges, three major industrial powerhouses in Europe came together and created Arcelor, now the world's largest steelmaking conglomerate.
The merger of Luxembourg's ARbed, Spain's ACEraLia and France's UsinOR was concluded in February 2002, confirming a current consolidation trend of prestigious international groups.

The Arcelor Group has already become a reference in the world steel market: it is capable of producing 46 million tons of crude steel a year, its sales come to approximately US$ 30 billion, it employs 110,000 persons and is present in over 60 countries.

Its Brazilian operations are quite visible. In addition to Belgo, Arcelor is also a shareholder in stainless steel-maker Acesita, in Companhia Siderúrgica de Tubarão, producer and exporter of semi-finished and flat-rolled products, and in Vega do Sul, a rolling and galvanizing unit currently being installed in the Southern state of Santa Catarina.


44.0
30.9
30.3
28.9
27.5
19.5
17.0
16.8
15.2
14.5
Arcelor
Nippon Steel
NKK + Kawasaki
Posco
LNM Group
Shanghai Baosteel
Thyssen/ Krupp
Corus Group
Riva Group
US Steel

Source: Metal Bulletin


BELGO
Grupo Arcelor

THE BRAND HERALDING A BRIGHT FUTURE

As part of the Arcelor Group, Belgo plays an outstanding role in the South and Central American markets. It accounts for a significant portion of long steel as well as drawn and wire products, and it stands tall in forest activities, power generation and services.

BELGO WITHIN THE ARCELOR CONTEXT

ORGANIZATIONAL STRUCTURE


ARCELOR
CARBON FLAT
CARBON LONG
STAINLESS
DISTRIBUTION, TRADING & PROCESSING
OPERATING UNITS
SOUTH AMERICA
BELGO
Grupo Arcelor
NORTHERN EUROPE
SOUTHERN EUROPE
SALES EUROPE
DRAWING PLANTS
(outside South America)

CORPORATE GOVERNANCE

Belgo's Board of Directors seats nine members, three of whom are appointed by the minority shareholders. The Board holds quarterly meetings, to establish the strategic guidelines and to follow business developments. Only one Board member is an Executive Director. Voting shares held by the Board members are not significant. In 2002 a change was made in the Board membership: Mr. João Pessoa Ribeiro Fenelon left the Board in October and Mr. Carlo Panunzi became a member in December.

BOARD OF DIRECTORS (two-year term, ending in April 2003):

François Moyen	Chairman
Antônio José Polanczyk	Deputy-Chairman
Carlo Panunzi	Counselor (starting Dec/13/2002)
João Pessoa Ribeiro Fenelon	Secretary (ending Oct/31/2002)
Paul Lodewijk Juul Emile Matthys	Counselor
Roland Junck	Counselor
Plínio Simões Barbosa	Counselor
Leonardo Maurício Colombini Lima	Counselor
Luiz Carlos Trabuco Cappi	Counselor
José Mauro Guahyba de Almeida	Counselor

When installed, the Fiscal Audit Board is made up of five members, two of them appointed by the non-controlling stockholders. The Fiscal Audit Board holds quarterly meetings to analyze accounts, issue opinions and act on matters within the realm of its competence.

FISCAL AUDIT BOARD

Full Members	Alternates
Augusto Octavio Leite Canabrava	José Borges Costa
Júlio César Pereira de Andrade	Sebastião Pimenta Barroso
Ney de Oliveira e Silva	Tarciso Pacífico Homem de Andrade
Sérgio Paulo Silva	Eleazar Moura Carvalho
Paulo Conte Vasconcellos	

The Company has seven Executive Directors and one Deputy Director, all of them holding a two-year term, to which they may be reappointed.

TOP MANAGEMENT

Antônio José Polanczyk	Chief Executive Officer (ending Oct/18/2002)
Carlo Panunzi	Chief Executive Officer (starting Oct/18/2002)
Michel Leon Mathias Victor Thoma	Director of Participations (ending Jul/30/2002)
Marcos Piana de Faria	CFO and Investor Relations
Cyro Cunha Melo	Director of Business Development
Paulo Geraldo de Sousa	Director of Industrial Steelmaking
Alonso Starling Neto	Director of Drawn Products
Ibrahim Abrahão Chaim	Director of Commercial Steelmaking
Márcio Mendes Ferreira	Director of Administration and Human Resources
Antônio Carlos Fonseca Lara	Treasury Deputy Director

The Company has an institutional communication program aimed at creating, developing, maintaining and improving its visibility and identity before the shareholders, investors, analysts, other stakeholders and society at large.
Based on the concept that "organizations are essentially their personnel", a posture has been defined, in the sense of building a relationship of trust and credibility with the Company's internal public. A bimonthly Company journal focuses on current topics and internal-circulation monthly informative journals are dedicated to the local units' and offices' special-interest themes.
Other regular efficient means of communication are bulletin boards installed in all the areas, featuring sections for institutional information.
Belgo permanently promotes events and initiatives which allow the capital and financial market to closely follow the Company's evolution.
The bulletin commenting on the quarterly performance, the Company actions and facts relevant thereto, press releases, complementary information and the Director of Finances and Investor Relations' actions are the basic instruments of a total-opening and transparency Belgo philosophy.
An Investor Relations team fully meets the market's informations needs.



INVESTOR RELATIONS

Marcos Piana de Faria	CFO and Investor Relations
Marco Paulo C. Mascarenhas	Investor Relations Aide
Paulo Roberto Scheid Trópia	Investor Relations Analyst

Address: Av. Carandaí 1115 - 24° andar - Belo Horizonte - MG - 30130-915
Telephones: (55) (31) 3219-1245 / 3219-1240
E-mail: invrel@belgo.com.br

Belgo's investor-relations policy has comprised individual or collective technical visits by analysts and investors to the industrial units in Brazil and to Acindar's in Argentina as well as the Company top management's constant participation in several events promoted by financial institutions for the benefit of investors and resource managers.

The Company has a Code of Ethical Conduct, earmarked for all its executives and employees. In addition to disseminating values, it also sets forth parameters for relations with shareholders, clients, suppliers, employees, communities and other stakeholders.

In July 2002, the Company top management established a Policy for Disseminating a Relevant Act or Fact, and internally disciplined the negotiation of Company-issued shares and securities.

In December 2002, the Company Bylaws were duly attuned to Brazilian Law 10.303, defining, among other matters, the right of preferred share holders to dividends 10% above those paid out to common share holders.

Shareholders are assured a minimum bylaws-mandated dividend of 25% of the net profit. The dividend amount is annually declared by the Ordinary General Meeting and, whenever anticipated as Interest on Company Capital, it is deliberated by the Board of Directors which, on 12/20/2002, approved, "ad referendum" of the Shareholders' General Meeting, Interest on Company Capital for the year 2002 on the gross amount of R$ 90.643.235,08, tantamount to 39.4% above that of the year 2001.

ABRASCA - Associação Brasileira de Companhias Abertas (Brazilian Association of Publicly-traded Companies) has included Belgo's Annual Report among the eight best in Brazil in 2001.

INTERNAL AUDITING

Directly subordinated to the Company CEO, the internal auditor has as his main attributions and objectives to permanently assess and monitor the internal controls in the Company's several operational areas.

EXTERNAL AUDITORS

Belgo has been audited since 1968 by PRICEWATERHOUSECOOPERS.

As a rule, Companhia Siderúrgica Belgo-Mineira does not contract to its external auditors those services which might compromise its objectivity or independence or lead to conflict of interest - but only services related to the external auditing and other services unemcumbered by the aforementioned criteria, at the prudent judgement of the Company.

Throughout 2002 the Parent Company and its Subsidiaries were aided by PricewaterhouseCoopers in the Mendes Júnior Project (liabilities and tax issues), in the Acindar Project (financial restructuring, exchange rate and tax issues) and in internal auditing matters. Fees for such services amounted to one million and three hundred thousand Reais, corresponding to roughly 100% of the fees for the external auditing services.

PricewaterhouseCoopers has confirmed to the Company that it sees no harm to its independence, inasmuch as the Company and its Subsidiaries are responsible for all the decisions made or which must be made. It further states that its services rendered to its clientes unrelated to the external auditing are based on principles which preserve the auditor's independence, namely: (a) the auditor must not audit its own work, (b) the auditor must not hold management functions in its client and (c) the auditor must not promote its client's interests.

Starting in 2002 and as per CVM (Brazil's SEC) Instruction 308 dated May 14, 1999, Belgo will be audited by KPMG Auditores Independentes.


BELGO
Grupo Arcelor
Sales 2002
National Market
Foreign Market

RISK MANAGEMENT: BELGO COMPANIES

The Company Top Management's development of risk management and monitoring of global actions hinges on the business complexity and dynamics, on the financial market's volatility and on changes in the regulatory environment. The corporate procedures are electronically recorded and consulted in an Organization Management System, and this procedure guarantees well-defined practices.

EXCHANGE RATE RISK

The consolidated gross debt on December 31, 2002 amounted to R$ 1,473.5 million and the net debt is detailed herein below, featuring complementary cash-generation and coverage-index information.

NET LIABILITY

	Original Currency		Total 2002	Total 2001	EBITDA[4] 2002	Coverage Index[3] 2002
(R$ million)	R$	US$[1]	R$	R$	R$	
Belgo (Parent Company)	341.1	(137.8)	203.3	363.5	512.8	0.6
Other Steelmaking Companies 2	215.1	9.1	224.2	240.0	97.5	2.6
Drawing Operations	25.0	22.7	47.7	88.5	293.4	0
Guilman-Amorim Hydroelectric	(33.7)	280.6	246.9	185.6	42.6	5.1
Others	(19.6)	(27.3)	(46.9)	(2.0)	48.9	0.1
Total	**527.9**	**147.3**	**675.2**	**875.6**	**995.2**	**0.8**
Short Term Liability	85.5	(193.2)	(107.7)	89.8	-	-
Long Term Liability	442.4	340.5	782.9	785.8	-	-

1 Amounts in equivalent Reais, although the debt was incurred in U.S. dollar.
2 BMP, Belgopar, BMU, Itaúna Steelworks
3 Long Term Net Debt / EBITDA
4 Pofit and result sharing (PLR) reclassified as operating expense (CVM Circular Ordnance CVM nº 01/2003, on 01/16/2003)

The Parent Company's and the Drawing Companies' net debt is negligible as compared to their cash generation. A significant portion of the consolidated debt is represented by the US$-financing balance with IFC – World Bank for the Guilman-Amorim Hydroelectric Project, in the amount of R$ 246.9 million and obligations arising out of credit acquisition in Mendes Júnior Siderurgia S.A.

All available cash is invested with indexation to the exchange rate variation. The Parent Company's (R$ 172 million) and the Consolidated Companies' trade surplus (R$ 204 million) round out this hedging.

CONTINGENCIES

Known contingencies are regularly reviewed and the possibilities of losses are evaluated. Ever based on the technical opinions of legal consultors and auditors, reserves are provisioned for all processes whose end result is unpredictable.

CREDIT RISK

Belgo's client portfolio growth and the use of credit-risk-diluting selective criteria are the twin bedrocks upon which the Company's commercial strategy is solidly based.

Consolidation of the Company Distribution Centers and of its Distributors ensures the capillarity of the wide-ranging sales network and of the clients, in addition to a greater Belgo market presence.





MARKET RISK

In the foreign market, Belgo's products have not been hit by any protectionist barrier, due to their high specialization level.
In the domestic market, the production consumption base is very wide and diversified, ensuring sales level maintenance and growth.

Any eventual reduction of purchase capacity of the domestic market could be offset by changing the product mix and by exports.

INSURANCE COVERAGE

Company assets are duly protected by insurance policies against all industrial risks, including ceasing profits, machine, electric, environmental and fire damages, among other risks.

There is also insurance coverage for national and international transportation as well as general civil liability insurance.
The risks are regularly assessed by specializad companies and are the object of annual inspections by the insurance and reinsurance companies.



INTANGIBLE ASSETS

Positive and growing results along the years are a good measure of business success. Solid operational practices, harmonious management models, soundly structured strategies, well balanced financial assets and state-of-the-art technology surely lead to operational excellence.

Yet, no matter how relevant these resources, just as relevant are the unmeasured – thus, non accounting – values, regarded as intangible assets.

Created 82 years ago, Companhia Siderúrgica Belgo-Mineira (a.k.a. by its diverse publics simply as "Belgo") now stands for quality in rolled and wire products.

Thus it is that, since the year 2000, the Belgo brand has been definitively incorporated as a warranty hallmark in the processing and use of our products.

The Company holds the clean-steel production process technology for steel cord. In addition to being the sole national producer using the clean-steel technology for steel cord, Belgo is also among the two main such producers in the world.

Exclusive in South America and after years of improvement, the operational technique for the nº 2 wire rod mill in the Monlevade Steelworks is now a decisive factor for its outstanding performance and high quality – so much so that it is regarded among the best in the world, according to World Steel Dynamics statistics.

The Steelmaking Industrial Units display a 98.8% annual average of industrial water recirculation, and the 1.2% loss is due to evaporation and humidity in the precipitates. Thus, these operations cause no pollution whatsoever in the hydric resources.

The Monlevade Steelworks operate with 63% of its own hydro-generated electric power, without any aggression to the environment.

The maintenance of 100,000 hectares of man-made eucalyptus forests and 60,000 hectares of natural forests in permanent-preservation areas and legal reserve promote the annual withdrawal of approximately 1,000,000 tons of carbondioxyde (CO_2) from the atmosphere, thus contributing to rein in the Earth's average temperature increase, caused by the greenhouse effect.

An array of integrated Total Quality Management systems, recently innovated by the adoption of Six Sigma methodologies and Human Resources Management practices, among others, stand as references for Arcelor, Belgo's controlling shareholder.

With its several production units as well as its services and distribution centers, the Belgo steelmaking complex has become an Integrated Management Model benchmark, operating on-line the dynamics for production and sales planning, inventory processing and logistics controls in all its facilities in Brazil.

Supported by BMS - Belgo Mineira Sistemas, the Belgo Group is served by an outstanding Competence Center, which masters the methodology and the knowledge of the SAP software.

The aforementioned competitive edges are the outcome of work done by highly motivated and qualified persons, who truly make up an "intellectual capital", in fine tune with the concept of economic resources in today's Knowledge Society – thus, they are the Company's top intangible assets.

COMMITED TO ETHICS

Excellence at Belgo is the outcome of an efficient management system, based on the Total Quality principles. Above all, however, it is the result of a commitment to ethical behavior, a value which the company is adamant to add to its products and services.

The balance among the environment, well-being and productivity has as its genesis actions which are mainly rooted on a dialogue with employees, on an intelligent management of man-made of native forests and on a good relationship with clients, partners and suppliers.


MANAGEMENT
REPORT
COMPANHIA
SIDERURGICA
BELGO-MINEIRA
BELGO. EXCELÊNCIA EM AÇO. ÉTICA NAS AÇÕES.
IN STEEL. ETHICS IN ACTIONS/SHARES.

PRODUCTION

Brazilian steelmakers broke a record, as they produced nearly 30 million tons of crude steel in the year 2002.

The 11% crude steel output increase in 2002, as compared to the year 2001, ought to take into account the scheduled stoppages that year in the flat steel integrated plants' blast furnaces.

Rolled products output rose by 5.5% and this production was enough to supply the home market's demand, plus generating an exportable surplus significantly superior to that of the previous year.

Forecasts for 2003 call for volume growth in Brazilian steel production, due both to expectations of more sales in the domestic market as well as to indications pointing to another good year in the foreign market.

SALES

The 0.9% home sales expansion in steel products fell below the projections made in late 2001, which was par for the course, given the lower level of economic activity. Exports, however, did show a 30.6% increase.

In U.S. dollar terms, exports enjoyed a significant increase of 38.7% - influenced by a higher volume, by the international price and by the rolled products' share in the overall sales mix.

Projections for 2003 point to a GDP increase of 1.5% and 3% of further domestic sales of long steel products.

Exports tend to grow at rates above those in the domestic market.



Brazilian Steel Production (Unit 10^3 t)	*2002*	*2001*	*02/01 Δ (%)*
Crude Steel	29,604	26,717	10.8
Rolled Products	**19,060**	**18,073**	**5.5**
Flat	11,408	10,648	7.1
Long	7,652	7,425	3.1
Semi-finished for sale	8,841	7,717	14.6

Domestic Steel Sales (Unit 10^3 t)	*2002*	*2001*	*02/01 Δ (%)*
Rolled Products	15,255	15,122	0.9
Flat	8,922	8,939	(0.2)
Long[(1)]	6,333	6,183	2.4
Semi-finished	573	571	0.4
Total	**15,828**	**15,693**	**0.9**

(1) Drawn products included.

Brazilian Steel Exports (Unit 10^3 t)	*2002*	*2001*	*02/01 Δ (%)*
Rolled Products	3,675	2,466	49.0
Flat	2,473	1,475	67.7
Long (1)	1,202	991	21.3
Semi-finished	7,878	6,381	23.5
Total	**11,553**	**8,847**	**30.6**
Amount US$ FOB (10^6)	**2,755**	**1,996**	**38.7**

(1) Drawn products included.



PERFORMANCE OF THE BELGO COMPANIES STEEL AND DRAWING SECTORS

PRODUCTION

Crude steel, rolled and drawn products output is broken down among the Parent Company and its Subsidiaries as per the table herein below:

Belgo Companies' Output (Unit 10^3 t)	*2002*				*2002*	*2001*	*02/01*
	1ST Quarter	*2ND Quarter*	*3RD Quarter*	*4TH Quarter*	*Jan/Dec*	*Jan/Dec*	*Δ (%)*
Crude Steel							
Parent Company *(Monlevade, Vitória and Piracicaba Units)*	490.1	502.9	498.7	506.1	1,997.9	1,924.6	3.8
BMP (Juiz de Fora Unit)	205.2	190.8	221.6	211.4	828.9	742.6	11.6
Total	695.3	693.7	720.3	717.5	2,826.8	2,667.2	6.0
Long Rolled Products							
Parent Company *(Monlevade, Vitória, Piracicaba and Itaúna Units)*	473.9	476.5	503.4	486.1	1,939.9	1,877.6	3.3
BMP (Juiz de Fora Unit)	184.7	184.8	216.7	208.3	794.5	753.2	5.5
Total	658.6	661.3	720.1	694.4	2,734.4	2,630.8	3.9
Drawn Products							
BMB / BBA / JOSSAN	139.6	158.0	165.5	125.0	588.1	585.0	0.5
Total	139.6	158.0	165.5	125.0	588.1	585.0	0.5



As compared to the previous year, crude steel output recorded a volume 6% superior, 3.9% for rolled products, while drawing and wiring production remained stable. Unlike the year before, this year there were no purchases of semi-finished products.

The industrial units produced close to their installed capacity, the sole exception being the Vitória Mill, which underwent a scheduled stoppage in the month of August, to allow the implementation of a new dust removal system.

Rolled products output evolved 32.2% in the last five years.

LONG ROLLED PRODUCTS TOTAL OUTPUT - PARENT COMPANY AND SUBSIDIARIES

1998	1999	2000	2001	2002
2,068	2,339	2,433	2,631	2,734

The production of drawn and wiring items remained stable throughout the year.



PERFORMANCE OF THE BELGO COMPANIES STEEL AND DRAWING SECTORS

SALES

The sales of rolled and drawn steel products are broken down among the Parent Company and its Subsidiaries as per the table herein below:

Belgo Companies' Output (Unit 10^3 t)	2002 1ST Quarter	2002 2ND Quarter	2002 3RD Quarter	2002 4TH Quarter	2002 Jan/Dec	2001 Jan/Dec	02/01 Δ (%)
DOMESTIC MARKET							
Steel Sector *							
Parent Company *(Monlevade, Vitória and Piracicaba Units)*	337.2	383.8	405.6	384.7	1,511.3	1,477.0	2.3
BMP (Juiz de Fora Unit)	145.2	149.8	206.9	176.8	678.7	640.5	6.0
Total	482.4	533.6	612.5	561.5	2,190.0	2,117.5	3.4
Drawing Sector							
Total (BMB / BBA / JOSSAN)	124.7	127.2	132.5	132.0	516.4	496.8	3.9
EXPORTS							
Steel Sector							
Parent Company *(Monlevade, Vitória and Piracicaba Units)*	116.4	126.6	117.6	102.0	462.6	391.1	18.3
BMP (Juiz de Fora Unit)	25.5	36.2	59.8	9.7	131.2	36.5	259.5
Total	141.9	162.8	177.4	111.7	593.8	427.6	38.9
Drawing Sector							
Total (BMB / BBA / JOSSAN)	10.2	15.5	21.8	20.5	68.0	45,8	48.5
STEEL DOMESTIC AND EXPORTS TOTAL	624.3	696.5	789.6	673.2	2,783.8	2.545,1	9.4
DRAWN DOMESTIC AND EXPORTS TOTAL	134.9	142.7	154.3	152.5	584.4	542.6	7.7

* Sales to drawing companies included.



Rolled product demand in the domestic market, which had grown in the first three quarters of the year, declined in the last quarter due to seasonality.

Exports in the two sectors, steelmaking and drawn products, displayed a significant increase of 38.9% and 48.5%, respectively.

Protectionist measures adopted in the international market had nearly no impact on Belgo sales, inasmuch as the Company concentrates its exports on special higher-added-value products.

Of the total rolled products exported, 52.7% were special products. The exports were geographically broken down as follows:

15% South America
11% Europe
Nafta 50%
10% Asia
14% Others



PERFORMANCE OF THE BELGO COMPANIES COMPETITIVE ADVANTAGES

NEW PRODUCTS

The production line was expanded, as a higher number of gauges was offered to the mechanical construction industries and locksmith shops. In mechanical construction, special mention goes to the launching of products for forging, oil and farming machinery and, in the machining line, to "lead steel".

Taking advantage of the technical conditions in the Monlevade Steelworks to produce quality steels, including low alloy, Belgo has entered a new drawn-bar market for the automotive and electric equipment industries.

In order to remain abreast of new civil construction demands, production was increased for welded netting and for trusses, and new products were launched, among them the following items:

- new types of nails (two-headed and galvanized for nettings).
- galvanized welded nettings.
- Belgo Prático (annealed wire for fastening) with its own packaging.

A new factory specialized in producing urban fences came into operation. There are also plans to introduce into the country new fencing systems for industrial and residential areas, for parks, for public, entertainment and leisure areas, etc. Other products launched in 2002 for the industrial line were: hardened wire for automotive clutching, glued band wire for stapling, and rolled wire for use in the oil industry.



BELGO DISTRIBUTION

To ensure greater distribution efficiency, the Brazilian territory has been broken down into micro-regions, each with its own commercial features:

- Belgo Distribution Centers (CDB) already installed in Belo Horizonte, Rio de Janeiro, São Paulo, Salvador and Pouso Alegre.
- Belgo Advanced Distributors (DBA) and a network of certified distributors.

This system allows optimization of the sales bottom line and better market monitoring.

BELGO PRONTO

In the civil construction market, the Belgo Pronto system was expanded, a partnership entered into with 16 companies in 11 Brazilian states, to deliver cut and folded material, ready to be used.



PARENT COMPANY'S RESULT: COMPANHIA SIDERÚRGICA BELGO-MINEIRA

PARENT COMPANY

Belgo Companies' Output (Unit 103 t)	2002 1ST Quarter	2002 2ND Quarter	2002 3RD Quarter	2002 4TH Quarter	2002 Jan/Dec	2001 Jan/Dec	02/01 Δ (%)
Gross revenue	455.9	523.1	590.6	643.3	2,212.9	1,677.8	31.9
Net revenue	**352.2**	**399.0**	**456.7**	**488.4**	**1,696.3**	**1,282.3**	**32.3**
Domestic market	293.7	330.2	374.0	400.8	1,398.7	1,074.1	30.2
Exports	58.5	68.8	82.7	87.6	297.6	208.2	42.9
Operating profit (EBIT)*	**90.6**	**102.6**	**135.0**	**106.0**	**434.2**	**299.4**	**45.1**
Net Financial Expenses	(9.2)	(33.1)	(89.0)	41.8	(89.5)	(44.0)	103.4
Monetary and Foreign Exchange Variations	4.9	10.1	28.1	0.8	43.9	3.6	
Equity Earnings	38.3	25.2	7.4	17.0	87.9	104.7	(16.0)
Non Operating Revenue (Expense)	(16.4)	(17.6)	(0.7)	(26.1)	(60.8)	(42.1)	44.4
Net profit	**82.1**	**64.4**	**52.6**	**119.9**	**319.0**	**195.6**	**63.1**
Cash Generation (EBITDA)*	**109.8**	**122.1**	**154.9**	**126.0**	**512.8**	**374.8**	**36.9**
Investments	27.2	31.6	53.8	43.8	156.4	139.1	12.4
Operating Working Capital Increase (Reduction)	(23.5)	(26.5)	(72.5)	78.1	(44.4)	143.2	
Net Debt	381.6	321.9	264.5	203.3	203.3	363.5	(44.1)
Cash and Cash Equivalents	396.6	405.8	482.4	422.2	422.2	386.3	9.3
Net Equity	2,087.9	2,152.3	2,204.9	2,290.6	2,290.6	2,005.8	14.2
Total assets	3,433.4	3,527.2	3,727.1	3,707.6	3,707.6	3,331.8	11.3
ROCE (%)	21.3	20.7	23.1	19.8	21.5	18.4	
ROE (%)	16.1	12.1	9.7	21.3	14.9	10.0	
Per 1,000-share batch:							
Net Profit	12.14	9.52	7.78	16.93	45.03	28.92	55.7
Net equity	308.74	318.27	326.05	323.34	323.34	296.60	9
Employees	2,966	2,917	2,923	2,955	2,955	2,986	(1.0)

**Profit and results sharing (PLR) reclassified as operating expense (CVM Circular Ordnance nº 01/2003, on 01/16/03).*

Net revenue grew 32.3% as compared to 2001, driven by a 2.3% physical sales increase in the domestic market and 18.3% in the foreign market. The average price was realigned during the year, under pressure from basic inputs (coke and metal charge), service readjustment, energy and other costs.

Indeed, it is quite worrisome that such pressure could continue unabetted in 2003, due to the price-globalization process of the aforementioned inputs and services.

Operational profit came to R$ 434.2 million in 2002, vis a vis R$ 299.4 million in the previous year. This expansion reflects the strategy to redirect sales for export, given the more favorable exchange rate, to improve the product mix and to reduce cost (which amounted to R$ 67.5 million).

Cash generation (EBITDA) reached R$ 512.8 million, or 30.2% of the net revenue, a 36.9% increase over the previous year.

Market value adjustment of the financial investments, as determined by Brazil's Central Bank and the CVM securities and exchange commission, reduced financial revenue by R$ 28.8 million, net of interest incurred during the year.

The net profit amounted to R$ 319 million, 63.1% above the R$ 195.6 million in the year 2001.

If the extraordinary effects in 2002 and 2001 are taken into due account, then the adjusted net profit increased by 36.2%.

R$ Million	*2002*	*2001*	*2000*
Net profit in the year	319.0	195.6	575.5
– Net balance with mining alienation and asset writeoff	–	–	(361.0)
+ Extraordinary results in reserves for losses and adjustments in subsidiaries	83.6	80.5	–
– Bemex equivalence extraordinary gain	(26.6)	–	(31.0)
Adjusted net profit	376.0	276.1	183.5



CASHFLOW STATEMENT - PARENT COMPANY

(R$ million)	2002				2002	2001	02/01
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Jan/Dec	Jan/Dec	Δ (%)
Net Profit	82.1	64.4	52.6	119.9	319.0	195.6	63.1
Depreciation / amortization	19.3	19.6	19.8	20.1	78.8	75.5	4.4
Stake in Subsidiaries	(38.3)	(25.2)	(7.4)	(17.0)	(87.9)	(104.7)	(16.0)
Net Loss (Gain) on Fixed Asset Sales	(0.1)	0.1	0.2	7.8	8.0	(2.8)	
Deferred Income Tax and Social Charges	26.0	22.8	28.3	14.7	91.8	1.5	
Others (mainly interest and foreign exchange variation)	33.4	108.9	137.3	(22.0)	257.6	239.1	7.7
Asset Increase (Reduction):							
Clients	14.0	(11.9)	(47.8)	(30.8)	(76.5)	(21.5)	255.8
Inventories	(7.1)	(7.3)	2.1	(36.4)	(48.7)	(41.4)	17.6
Other assets	(37.0)	(6.5)	14.8	91.5	62.8	(20.9)	
Liability Increase (Reduction):							
Suppliers	14.7	37.2	50.4	(17.1)	85.2	(5.8)	
Other liabilities	7.8	4.3	9.6	(70.0)	(48.3)	0.5	
Cashflow – Operating Activities	**114.8**	**206.4**	**259.9**	**60.7**	**641.8**	**315.1**	103.7
Acquisition / Divestiture	(16.6)	(10.8)	(4.6)	(10.0)	(42.0)	(12.3)	241.5
Deferred Fixed Asset Acquisition / Divestiture	(28.2)	(28.2)	(53.5)	(48.1)	(158.0)	(130.6)	21.0
Cashflow – Investment Activities	**(44.8)**	**(39.0)**	**(58.1)**	**(58.1)**	**(200.0)**	**(142.9)**	40.0
Loans and Financing – Increase (Reduction)	2.9	(158.2)	(125.2)	(62.5)	(343.0)	(173.7)	97.5
Issue / Redemption of Debentures	(6.1)		(56.7)	(62.8)			
Capital Increase (debentures into shares)		56.5	56.5				
Payment of Dividends / Interest on Equity	(56.5)		(0.1)	(56.6)	(136.1)	(58.4)	
Cashflow – Financial Activities	**(59.7)**	**(158.2)**	**(125.2)**	**(62.8)**	**(405.9)**	**(309.8)**	31.0
Increase (Decrease) in Cash and Cash Equivalents	10.3	9.2	76.6	(60.2)	35.9	(137.6)	
At Start of Period	386.3	396.6	405.8	482.4	386.3	523.9	(26.3)
At End of Period	396.6	405.8	482.4	422.2	422.2	386.3	9.3



CASHFLOW STATEMENT

Cashflow from operating activities reached R$ 642 million in 2002, an amount 104% above the 2001 figure.

Cashflow from investments added up to R$ 200 million for the year, surpassing by 40% the 2001 investments. In 2002 special mention should be made of the R$ 98.2 million investment to double rod production capacity in the Piracicaba Steelworks.

In January 2002 the shareholders received the net amount of R$ 56.5 million as Interest on Equity, referring to the year 2001.

Net amortization of loans and financing came to R$ 343 million, based on the Company policy to reduce indebtedness, particularly debts incurred in a strong currency. It ought to be noticed that the conversion of 5th issue debentures into Belgo preferred shares, in 2002, amounted to R$ 56.4 million.

The Parent Company's available cash and cash equivalents increased by R$ 35.9 million, reaching R$ 422.2 million by year's end.



ADDED VALUE - PARENT COMPANY

(in million R$)	*2002*	*2001*	*02/01 Δ (%)*
Revenue	**2,148.6**	**1,634.4**	**31.5**
Sales of Goods, Products and Services	2,209.4	1,676.6	31.8
Non-Operating Revenues	(60.8)	(42.2)	44.1
Raw Materials Purchased	**(1,353.2)**	**(986.7)**	**37.1**
Raw Materials Consumed	(925.6)	(638.1)	45.1
Cost of Goods and Services	(295.6)	(259.1)	14.1
Other Costs	(132.0)	(89.5)	47.5
Depreciation / Amortization / Depletion	(77.4)	(75.4)	2.7
Added Value Received on Transfer	**343.5**	**104.8**	**227.8**
Equity Earnings	87.9	104.7	(16.0)
Provision for Associated Companies loss		(120.1)	
Financial Revenues	255.6	120.2	112.6
Total Added Value	**1,061.5**	**677.1**	**56.8**
Added Value Breakdown	**1,061.5**	**677.1**	**56.8**
Employees	159.8	127.7	25.1
Government	287.1	200.7	43.0
Third Party Capital	295.6	153.1	93.1
Reinvested Profits	228.4	130.6	74.9
Shareholders – Dividends	90.6	65.0	39.4

2002


Shareholders (retained earnings and dividends
15%
Employees
Third-party capital
28%
27%
Government

2001


Shareholders (retained earnings and dividends
19%
Employees
Third-party capital
23%
29%
Government



PERFORMANCE OF THE SUBSIDIARIES AND EQUITY EARNINGS

Out of the R$ 319 million net profit, R$ 87.9 million came from the Subsidiary Companies. The chart hereinbelow shows their performance:

(in million R$)

Company	Net Profit (Loss) in Year		Belgo Participation	Equity § Earnings		Dividends or Interest	
	2002	2001	%	2002	2001	2002	2001
BMP	33.3	20.5	100	28.0	20.5		
Itaúna Siderúrgica Ltda	0.9	3.5	100	0.9	3.5		
BBA/BMB	180.0	107.5	55	100.3	59.7	50.6	24.1
Belgopar	(0.3)	31.4	100	(7.8)	32.5	-	28.9
Bemex	26.6	0.3	100	26.6	0.3	24.3	4.0
BIL	(5.8)	(2.2)	100	7.1	1.3		
BMF	6.8	5.8	100	6.8	5.8	2.6	2.4
BMS	4.5	(1.3)	100	(2.9)	(1.3)		
CAF	(24.9)	(6.5)	100	(24.9)	(6.5)		
Guilman-Amorim	(91.0)	(20.7)	51	(46.4)	(10.6)		
Others	(2.7)	(4.4)		0.2	(0.5)		
Total				87.9	104.7	77.5	59.4



BMP – BELGO-MINEIRA PARTICIPAÇÃO IND. E COMÉRCIO S/A

- Lessee of the Mendes Júnior Siderurgia S.A. steel facilities in the Minas Gerais city of Juiz de Fora, BMP had equity earnings of R$ 28 million, the outcome of its fine operational performance, of cost reduction and of market conditions.
- Rolled products output reached 795 thousand tons and domestic market sales totalled 707.7 mil tons.
- Net revenue came to R$ 723.6 million, the operational result to R$ 106.6 million and cash generation to R$ 113 million.
- R$ 23.2 million were invested in increasing the production capacity for nails, annealed wires and CA-60, in improving the finishing quality of its products earmarked for the industrial market (wire rods, rods, etc.), with the adoption of the rod thermal treatment.

ITAÚNA SIDERÚRGICA LTDA

- It operates only a rolling mill supplied with billets from other Belgo Mills, producing rods and light sections.

BELGO BEKAERT ARAMES S.A. (BBA) / JOSSAN S.A. / BMB – BELGO-MINEIRA BEKAERT ARTEFATOS DE ARAMES LTDA

- The selected BBA, Jossan and BMB figures in the table herein below show result growth in the drawing and wiring industry, in which R$ 26.7 million were invested in 2002, with funds invested in:
  - developing new projects and higher-added-value products, namely: galvanized netting to be used in civil construction, annealed wire for automotive clutching, glued band wire for stapling, rolled wire for use in the oil industry;
  - productivity increase;
  - the environment;
  - computer modernization;
  - logistics;
  - customer service improvement.



BBA + Jossan + BMB (R$ million)	2002				2002	2001	02/01
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Jan/Dec	Jan/Dec	Δ (%)
Gross revenue	311.1	329.1	379.4	425.2	1,444.8	1,147.0	26.0
Net Revenue	**240.0**	**255.9**	**297.7**	**334.1**	**1,127.7**	**883.0**	**27.7**
Domestic market	224.5	228.8	256.7	287.9	997.9	808.1	23.5
Exports	15.5	27.0	41.0	46.3	129.8	74.9	73.3
Operating Profit (EBIT)	**45.6**	**48.8**	**70.1**	**83.6**	**248.1**	**169.5**	**46.4**
Financial revenue (expenses)	(2.9)	2.9	(1.1)	(3.1)	(4.2)	(12.5)	(66.4)
Monetary and Foreign Exchange Variations	(0.8)	(5.2)	(4.9)	(0.2)	(11.1)	(19.3)	(42.5)
Equity Earnings	2.7	8.5	13.0	(5.4)	18.8	9.5	97.9
Net Profit	**32.4**	**43.8**	**59.6**	**59.0**	**194.8**	**118.1**	**64.9**
Group Portion	19.1	25.7	35.0	33.8	113.6	69.7	63.0
Cash Generation (EBITDA)	**56.7**	**60.1**	**81.5**	**95.1**	**293.4**	**197.8**	**48.3**
Investments	4.6	6.2	8.7	7.2	26.7	45.3	(41.1)
Net Debt	50.0	53.1	40.7	47.7	477	88.5	(46.1)
Employees	2,297	2,251	2,207	2,203	2,203	2,304	(4.4)

BELGO BEKAERT ARAMES S.A. (BBA) WIRES

- Its 2002 accrued sales reached 500.1 thousand tons, with emphasis on the exporting of 57.1 thousand tons.
- R$ 873.4 million in net revenue (a 21.5% increase), R$ 136.9 million in operational result (EBIT) and R$ 169.4 million in cash generation (EBITDA).

WRI GROUP

- The steel cable sector contributed to BBA's results with R$ 18.8 million (R$ 7.1 million in 2001), a 165% increase.

BMB – BELGO MINEIRA BEKAERT ARTEFATOS DE ARAMES LTDA

- Total sales volume reached 36.1 thousand tons, vis a vis 29.7 thousand tons in the previous year, the volume increase being credited to the export of steel cord and of a semi-product known as brass plating wire.
- Net revenue of R$ 182 million, impacted by the higher sales volume, due to the devaluing of the Real national currency.

CAF SANTA BÁRBARA LTDA

- It manages its own 160,000 hectares in the states of Minas Gerais, Espírito Santo and Bahia. Of this total, 101,000 hectares are man-made eucalyptus forests and the remaining hectares are made up of native vegetation, permanent preservation and legal reserves.



- As part of the metal charge, Belgo's electric steel plants use pig iron acquired from small producers, who made use of CAF's 930,000 m3 of eucalyptus charcoal.
- In its forest base renewal, CAF invested R$ 25 million, of which R$ 22 million were for the implementation of 10,500 hectares of eucalyptus and for the maintenance of new forests, and R$ 3 million were earmarked for the conclusion of two new forest arboretum nurseries, with production capacity of 18 million seedlings per year, thus becoming self-sufficient in this activity. In the wood business, 35,000 m^3 of sawn wood and 24,000 m^3 of treated wood were commercialized.

GUILMAN AMORIM S.A. HYDROELECTRIC POWER PLANT

- In its fifth year of activity and operated by the CEMIG power utility, it supplied 63% of the total electric power consumed by the Monlevade Steelworks, equivalent to 20% of the industrial units' total consumption.
- It suffered a loss due to the foreign exchange rate variation, inasmuch as its whole IFC – World Bank financing was in U.S. dollars.

BMS – BELGO-MINEIRA SISTEMAS S.A.

- It provides services to the Arcelor Companies in Latin America and to third parties, according priority to the following areas:
  - Management of Information Resources and Technology, including help desk activities, user support, inventory, technical support and operation for a universe comprising over 6,000 users;
  - Systems development and maintenance;
  - Consulting for the implementation of the SAP Business Management System - SAP;
  - e-Procurement portal, known as SUPERBUY, which involved approximately some R$ 90 million in 2002;
- It has developed a maintenance system for the new hot strip rolling mill at the CST Steelworks; it has successfully implemented SAP at CAF and at Acindar (Argentina); and it is currently implementing SAP at Vega do Sul;
- BMS secured a R$ 32.3 million net revenue and a R$ 4.5 million net profit in the last year.

BMF – BELGO-MINEIRA FOMENTO MERCANTIL LTDA

- One of the country's largest companies dedicated exclusively to factoring, BMF is headquartered in the state of Minas Gerais, with branch offices in the cities of São Paulo, Piracicaba, Campinas and Curitiba, serving on the average 280 active clients and managing information on over 50,000 withdrawals a month.
- R$ 420 million in volume of operations, R$ 24 million in net operating revenue, a R$ 6.8 million net profit and a 21.04% return rate on equity.



INVESTMENTS

The current Belgo Companies' multi-year steelmaking plan calls for investments in the order of R$ 719 million between 2001 and 2005. R$ 333 million have already been invested in 2001 and 2002.

In 2002 the Parent Company invested R$ 156.4 million, R$ 18.8 million of which in the Piracicaba Industrial Unit, wherein 500 thousand t/year will be added to rolling production capacity. Operation is scheduled to start in 2004's first quarter and the total cost has been budgeted at US$ 70 million, US$ 15.5 million of which have already been spent.

A US$ 20 million iron-ore micropelletizing unit has been successfully operating at the Andrade Mine since December 2002, dimensioned to ensure self-sufficiency in iron-ore supply to the Monlevade Mill.

A US$ 10 million investment should bring about the conclusion of the modernization of the Vitória Mill, making it possible to increase capacity from 170,000 t/year to 250,000 t/year.

Other scheduled investments are planned for the installation of new Belgo Distribution Centers (CDB), for further Advanced Deposits (DBA) and for the certification of new exclusive distributors.

Smaller investments made in several units basically aimed at reducing cost, increasing productivity and improving performance.

As regards the environment, facilities were made more modern, especially in the area of dust removal.

Still under analysis is the installation of a coke plant, in partnership with Acesita, Companhia Siderúrgica Tubarão and Companhia Vale do Rio Doce, whose objective is to reduce the dependancy on coke imports. This project's cost is wholly borne by a U.S. company, which will process the coke and charge a fee.

RESTRUCTURING OF MENDES JÚNIOR SIDERURGIA S.A.

Belgo-Mineira Participação Industria e Comércio S.A. – BMP, lessee of the Mendes Júnior Siderurgia S.A. facilities and holder of over 99% of the credits against the lessor, has concluded negotiations with the main creditors, involving the acquisition of credits in the amount of R$ 468.8 million, such amount having been duly entered into the BMP, BMF and BIL accounting documents, under the accounting entry "Mendes Júnior Siderurgia S.A. Credits"

On December 17, 2002, BMP renewed the leasing for three years, starting on January 31, 2003 and, in sequence, formally notified that it will exercise its option to purchase Mendes Júnior Siderurgia S.A. shares.

Through relevant fact dated February 10, 2003, Companhia Siderúrgica Belgo-Mineira made it known that its BMP subsidiary has concluded negotiations with the Mendes Júnior Group, as per the following corporate acts:

(a) A Mendes Júnior Siderurgia S.A. R$ 50 million capital stock increase, through BMP subscription.

(b) Purchase of 5.34% minority shareholding in Aço Minas Gerais S.A. – Açominas, in the approximate amount of R$ 103.2 million, a R$ 86.8 million portion of this price referring to credits acquired by BMP during the negotiations with these same creditors.

(c) Assumption by BMP of financial institutions credits, in the amount of R$ 33.5 million, against the Mendes Júnior Group.

Thus, upon subscribing the capital increase, BMP will become the majority stockholder in Mendes Júnior Siderurgia S.A.

In a Mendes Júnior Siderurgia S.A. Extraordinary Shareholders Meeting, to be held in March 2003, the Company Name will be altered to BMP Siderurgia S.A.

In this final stage, BMP's overall financial disbursement – taking into account exercising the option, increasing the capital, purchasing the Açominas shares, acquiring the credits and liquidating debts and credits – has been in the order of R$ 100 million during a time period of 18 months.

STAKE IN ACINDAR S.A.

Through Belgo-Mineira Uruguay – BMU, holder of 20.4% of Acindar Industria Argentina de Aceros S.A.'s capital stock, Belgo renegotiated in December 2002 an agreement with the co-shareholders, postponing to the year 2005 the rights to exercise the purchase and sale option contracts, and acquired the remaining negotiable bonds convertible into shares (ONC) and the subscription bonus.

Acindar's on-going restructuring plan started in 2001 and the Company's economic recovery is now under way. Operational results and financial indicators have improved considerably, starting with the foreign exchange rate devaluation in January 2002.

At this present time of structural changes in Argentina's economy, actions have been implemented in order to adjust Acindar to the country's condition. To wit, among such actions:

- Funds earmarked to guarantee the Company's operational capability, Acindar now operating at full production capacity.
- On-going financial debt renegotiation with the banks – and the perspectives in such renegotiation are promising.
- *Increase in sales and exports volume.*

The objective is to make Acindar a strongly competitive company, making sure that it remains as the main producer of long steels in Argentina.

Belgo's top management is convinced that Acindar is a key ingredient for its strategy in South America.





CAPITAL STOCK

Belgo's Capital Stock comprises 7,884,129,297 shares, broken down as 3,905,001,336 common shares (BELG3) and 3,179,127,961 preferred shares (BELG4), 68,300,000 preferred shares being held in Treasury.

In the year 2002, a total of 99.88% of the Company's 5th issue of debentures were converted into preferred shares, thus increasing the capital stock by R$ 56.4 million, the number of preferred shares by 11.25% and the number of shares representative of the total capital by 4,7%.

The shareholding breakdown is as follows, on 12/31/2002:


Public 25.72%
Mutual funds 4.54%
Welfare Funds
Arcelor Group

NEGOTIATIONS

Belgo's preferred shares were negotiated in 100% of the Bovespa – São Paulo Stock Exchange's trading sessions, and herein below is their behavior, in terms of shares traded, financial volume and number of transactions:

Preferred Shares	*2002*	*2001*	*02/01 Δ (%)*
Number os shares traded	592,90,000	555,374,249	6.6
R$ volume	141,332,414.40	75,083,440.87	88.2
Number of transactions	3,855	3,608	6.85

The number of transactions, number of shares traded and the financial volume of the preferred shares have all increased.

DIVIDENDS AND INTEREST ON EQUITY

The Company Board of Directors saw fit, in December, to pay dividends to the shareholders as Interest on Company Capital in the amount of R$ 90.6 million, at R$ 12.37 per batch of 1,000 common shares and R$ 13.61 per batch of 1,000 preferred shares, on the base date of 12/31/2002. The 2002 amount is 39.4% greater than that in 2001, is considered anticipation of the 2002 dividend and will be ractified in the next Regular General Shareholders' Meeting.



MARKET VALUE AND RETURN AS DIVIDENDS

Based on 1997's last Stock Exchange session, the Company market value displayed continuous growth, reaching at the end of 2002 a 921.8% accumulated variation, in addition to a return as dividends above the market average.

Company Market Value (R$ million)

1997	1998	1999	2000	2001	2002
252.5	272.2	780.2	878.0	926.8	2,580.1

	1997	1998	1999	2000	2001	2002
Gross total dividend (R$ million)	17.3	20.6	20.2	150.2	65.0	90.6
Dividend (R$/1,000 preferred shares)	4.15	4.95	3.19	23.69	10.25	13.61
Return (%)	6.85	7.56	2.59	17.10	7.01	3.51

SHARE VALUE AND PERFORMANCE IN THE BOVESPA STOCK EXCHANGE

Company common and preferred stocks valued 176.5% and 152.3%, respectively, considering the figures on the São Paulo Stock Exchange's final session, duly adjusted by the value of the dividends paid out in the year.

IBOVESPA (São Paulo Stock Exchange Index) suffered a 17% setback in the same time period and the Real currency underwent a 52.3% devaluation.



Belgo Shares x Ibovespa (Dec/01 = base 100)


(%)
300
250
200
150
100
50
0
276
252
83
dec/01
jan/02
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
ON
PN
Ibovespa

Belgo Shares History – Price and Equity Value	*1998*	*1999*	*2000*	*2001*	*2002*
Common share price 1,000-share batch (closing)	78.00	112.00	129.00	130.00 [1]	359.50
Preferred share price 1,000-share batch (closing)	37.00	120.00	130.99	146.67 [1]	370.00
Equity Value 1,000-share batch – (12/31)	241.81	231.20	279.77	296.60	323.34

(1) Ex-interest on equity



MAJOR SHAREHOLDERS

	% of Capital		
	Common Shares	Preferred Shares	Total
ARCELOR Group	59.71	45.36	53.27
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	7.32	9.88	8.47
Bradesco Group	11.50	-	6.34
CENTRUS – Fundação Banco Central de Previdência Privada	9.42	2.38	6.26
BNDESPar – BNDES Participações S/A	-	9.55	4.29
Luiz Alves Paes de Barros	1.58	5.01	3.12
FPS – Fundo de Participação Social	1.01	4.89	2.75
Griffo Hedging Funds	-	4.91	2.20
Biltrust Limited	0.97	0.51	0.76
Maria Silvia Dória do Amaral	0.70	0.48	0.60
Miscellaneous	7.79	17.02	11.93
Total	100	100	100

Equity Capital on December 31, 2002	R$ 1,368,891,220.98	
Book Entry Shares	7,084,129,297	*(100%)*
Common shares	3,905,001,336	(58%)
Preferred shares	3,179,127,961	(42%)
Preferred shares held in Treasuty	68,300,000	
Total number of shareholders	10,500	

The shares have no face value



SERVICE TO INVESTORS / SHAREHOLDERS

To exercise their rights, to secure shareholding information and to exchange shares to bearer for nominative shares, the shareholders can enjoy the services of the Banco Itaú S/A branch offices, listed herein below. In locations other than those listed below, the shareholders can go to the local Banco Itaú branch office, which will forward the matter to a branch office structured to serve the shareholders and to handle their requests.

- BA – Salvador: Avenida Estados Unidos 50, 2° andar Phones (55) (71) 319-8010 / 319-8067
- DF – Brasília: SCS, Quadra 3 – Edifício D. ngela – Sobreloja – (55) (61) 316-4849 / 316-4850
- MG – Belo Horizonte: Avenida João Pinheiro, 195 – Térreo Phones (55) (31) 3249-3524 / 3249-3534
- PR – Curitiba: Rua João Negrão, 65 PHones (55) (41) 320-4128 / 320-4129
- RJ – Rio de Janeiro: Rua Sete de Setembro, 99 – Subsolo Phones (55) (21) 2202-2592 / 2202-2593
- RS – Porto Alegre: Rua Sete de Setembro, 746 – Sobreloja Phones (55) (51) 3210-9150 / 3210-9151
- SP – São Paulo: Rua XV de Novembro, 318 – Térreo Phones (55) (11) 3247-5731 / 3247-5308

Negotiation code at the São Paulo Stock Exchange – BOVESPA:
Common Shares BELG3
Preferred Shares BELG4

Daily price of the Belgo shares are found in Brazil's leading newspaper and are expressed therein in 1,000-share batches.

Daily Newspapers (company shares in 2002): Minas Gerais – (official state government paper)
Estado de Minas (state leading daily)
Gazeta Mercantil (Brazil's leading business daily)

Website: www.belgo.com.br

ADRs (Level I)

Depositary Bank: The Bank of New York
Shareholder Relations
P.O. Box 11258
Church Street Station, New York – NY 10286-1258
Phone (toll free) 1-888-BNY-ADRS (269-2377)
(International) 1-610-312-5315
E-mail shareowner-sves@bankofny.com
Custodian Bank: Banco Itaú S/A is custodian of the ADRs.

INDEPENDENT AUDITORS
PricewaterhouseCoopers

FINANCIAL HIGHLIGHTS - CONSOLIDATED

(R$ million)	2002				2002	2001	02/01
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Jan/Dec	Jan/Dec	Δ (%)
Gross Revenue	862.4	920.4	1,153.8	1,149.2	4,085.8	3,086.5	32.4
Net Revenue	**670.0**	**709.0**	**905.6**	**882.5**	**3,167.1**	**2,368.8**	**33.7**
Domestic Market	563.5	578.7	699.0	727.2	2,568.4	2,051.7	25.2
Exports	106.5	130.3	206.5	155.4	598.7	317.1	88.8
Operating Profit (EBIT)*	**186.8**	**183.5**	**241.1**	**238.3**	**849.7**	**614.5**	**38.3**
Net Financial Expenses	(17.2)	(39.7)	(97.6)	0.0	(154.5)	(105.1)	47.0
Monetary and Foreign Exchange Variations	(8.2)	(22.9)	(25.5)	(10.4)	(67.0)	(26.7)	150.9
Equity Earnings	11.6	(1.3)	(4.7)	35.7	41.3	13.3	210.5
Non Operating Revenue (Expense)	(17.8)	(19.2)	(5.4)	(50.3)	(92.7)	(83.6)	10.9
Net Profit	**99.7**	**96.9**	**52.6**	**143.5**	**361.7**	**232.2**	**55.8**
- Group Portion	82.9	63.1	64.0	107.2	317.2	193.5	63.9
*Cash Generation (EBITDA)**	**222.8**	**219.8**	**277.8**	**274.8**	**995.2**	**740.8**	**34.3**
Investments	43.0	56.5	74.5	55.2	229.2	217.6	5.3
Operating Working Capital Increase (Decrease)	(14.9)	(10.4)	(85.9)	(4.2)	(115.4)	218.0	
Net Debt	808.5	769.5	709.7	675.1	675.1	875.6	(22.9)
Cash and Cash Equivalents	622.6	496.5	595.9	534.8	534.8	443.3	20.6
At the End of Period:							
Net Equity	**2,293.5**	**2,346.0**	**2,374.6**	**2,485.0**	**2,485.0**	**2,205.5**	**12.7**
- Non Controlling Stockholders	217.7	207.1	184.2	209.1	209.1	205.3	1.9
- Group Portion	2,075.8	2,138.9	2,190.4	2,275.9	2,275.9	2,000.2	13.8
Total Assets	4,444.0	4,608.1	4,964.4	5,225.0	5,225.0	4,349.1	20.1
Employees	7,182	7,036	6,989	6,990	6,990	7,184	(2.7)

** Profit and result sharing (PLR) reclassified as operating expense (CVM Circular Ordnance nº 01/2003, on 01/16/03)*



Consolidated net revenue came to R$ 3,167.1 million, which was 33.7% above the figure for the previous year. Consolidated net revenue, including the mining sector alinenated in 2002, evolved as shown in the graphich herein below:

Consolidated net Revenue (R$ million)

1998 1999 2000 2001 2002

3,167

2,313 *2,369*

280

1,756 *773* *1,968*

574 *1,540*

1,182

Mining *(sold in May 2000)*

Steel and Drawing

In 2000, the mining sector (Samitri and Samarco companies) contributed to the consolidated result and its alienation produced a R$ 412 million extraordinary result.

In the last year, the R$ 4,085.8 million consolidated gross revenue grew 32.4%, the R$ 849.7 million operating profit increased 38.3% and the R$ 995.2 million EBITDA surpassed the previous year's by 34.3%.

Overall investments came to R$ 229.2 million.



CASHFLOW STATEMENT - CONSOLIDATED

(R$ million)	2002				2002	2001	02/01
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Jan/Dec	Jan/Dec	Δ (%)
Net Profit	82.9	63.1	64.0	107.2	317.2	193.5	63.9
Depreciation / amortization	36.0	36.4	36.6	36.6	145.6	126.0	15.6
Non Controlling Stockholders Share	16.8	2.9	(11.4)	36.1	44.4	38.6	15.0
Stake in Subsidiary Companies	(11.5)	1.4	4.8	(35.2)	(40.5)	(7.2)	462.5
Net Fixed Asset Sales	0.6	0.1	2.8	44.9	48.4	11.9	306.7
Deferred Income Tax and Social Levies	55.4	33.5	56.1	63.4	208.4	49.1	324.4
Others (mainly interest and foreign exchange variations)	33.7	174.1	236.2	(75.7)	368.3	390.0	(5.6)
Asset Increase / Decrease:							
Clients	(23.3)	0.8	(83.3)	(8.7)	(114.5)	(70.7)	62.0
Inventories	(7.6)	(21.1)	27.3	(99.2)	(100.6)	(84.0)	19.8
Other Assets	(5.4)	(46.1)	(70.4)	73.6	(48.3)	(91.1)	(47.0)
Liability Increase / Decrease:							
Suppliers	(0.8)	39.6	42.6	56.9	138.3	25.0	453.2
Other liabilities	18.3	12.0	116.4	(7.1)	139.6	(37.6)	
Cashflow – Operating Activities	**195.1**	**296.7**	**421.7**	**192.8**	**1,106.3**	**543.5**	**103.6**
Investment Acquisition / Divestiture	2.1	7.0	(12.8)	(125.6)	(129.3)	(62.7)	106.2
Fixed Asset and Deferred Acquisition / Divestiture	(44.2)	(53.3)	(75.4)	(61.0)	(233.9)	(211.6)	10.5
Cashflow – Investment Activities	**(42.1)**	**(46.3)**	**(88.2)**	**(186.6)**	**(363.2)**	**(274.3)**	32.4
Loans and Financing Increase / Decrease	94.1	(362.2)	(210.4)	(107.0)	(585.5)	(295.3)	98.3
Emission / Redemption of Debentures	(10.3)	(3.9)	(4.3)	(1.8)	(20.3)	(1.5)	
Capital Increase (debentures into shares)				56.5	56.5		
Payment of Dividends / Interest on Equity	(57.5)	(10.4)	(19.4)	(15.0)	(102.3)	(157.2)	(34.9)
Cashflow – Financial Activities	**26.3**	**(376.5)**	**(234.1)**	**(67.3)**	**(651.6)**	**(454.0)**	43.5
Increase / Decrease of Cash and Cash Equivalents	**179.3**	**(126.1)**	**99.4**	**(61.1)**	**91.5**	**(184.8)**	
At the Start of the Period	443.3	622.6	496.5	595.9	443.3	628.1	(29.4)
At the End of the Period	622.6	496.5	595.9	534.8	534.8	443.3	20.6

CASHFLOW STATEMENT

Operational activities cashflow reached R$ 1,106 million, an amount 103.6% superior to the 2001 figure.

Amortization of loans, financing and debentures, net of new cash inflow, came to R$ 605.8 million, thus contributing to reduce the R$ 675.1 million total indebtedness, as compared to R$ 875.6 million in the previous year.

The R$ 534.8 million consolidated cash recorded a R$ 91.5 million increase vis a vis the year 2001.

ADDED VALUE - CONSOLIDATED

(in million R$)	2002	2001	02/01 Δ (%)
Revenue	**4,039.9**	**3,003.0**	**34.5**
Sales of Goods, Products and Services	4,084.1	3,085.4	32.4
Non Operating Revenues	(92.7)	(83.6)	10.9
Contingency Recovered	48.5	1.2	
Raw Materials Purchased	**(2,425.1)**	**(1,770.8)**	**36.9**
Raw Materials Consumed	(1,325.0)	(984.9)	34.5
Cost of Goods and Services	(805.4)	(592.1)	36.0
Other Costs	(294.7)	(193.8)	52.1
Depreciation / Amortization / Depletion	(144.3)	(126.3)	14.3
Added Value Received on Transfer	**352.9**	**87.7**	**302.4**
Equity Earnings	41.3	13.3	210.5
Provision for Associate Companies Losses		(120.1)	
Financial Revenues	311.6	194.5	60.2
Total Added Value	**1,823.4**	**1,193.6**	**52.8**
Added Value Breakdown	**1,823.4**	**1,193.6**	**52.8**
Employees	315.0	266.9	18.0
Government	476.1	311.2	53.0
Third Party Capital	670.6	383.3	75.0
Reinvested Profits	230.2	132.0	74.4
Shareholders – Dividends	131.5	100.2	31.2

2002


Shareholders (retained earnings and dividends)
20%
17%
Employees
26%
Government
Third-party capital
37%

2001


Shareholders (retained earnings and dividends)
19%
22%
Employees
Third-party capital
33%
26%
Government



CONSOLIDATED RESULTS: BELGO COMPANIES

INDUSTRY ANALYSIS - STEEL, DRAWING AND OTHER OPERATIONS

(in million R$)	*2002*			
	Steelmaking	*Drawing*	*Others*	*Consolidated*
Net Revenue	**1,851.6**	**1,127.7**	**187.8**	**3,167.1**
Domestic Market	1,476.4	997.9	94.1	2,568.4
Exports	375.2	129.8	93.7	598.7
Operating Profit (EBIT)*	**524.7**	**248.1**	**76.9**	**849.7**
Financial Revenues	8.2	13.3	19.4	40.9
Financial Expenses	(163.5)	(17.5)	(14.5)	(195.5)
Foreign Exchange Variation	40.4	(11.1)	(96.4)	(67.1)
Equity Earnings	22.5	18.8	0.0	41.3
Net Profit	**273.9**	**194.8**	**(106.9)**	**361.8**
Non Controlling Stockholder	0.0	(81.1)	36.7	(44.4)
Group Portion	*273.9*	*113.6*	*(70.3)*	*317.2*
Cash Generation (EBITDA)*	**610.3**	**293.4**	**91.5**	**995.2**
Investments	175.8	26.7	26.7	229.2
Net Debt	427.4	47.7	200.0	675.1
Net Equity	1,771.0	614.1	99.9	2,485.0
Non Controlling Stockholder	0.0	257.2	(48.1)	209.1
Group Portion	1,771.0	356.9	148.0	2,275.9
Employees	4,161	2,203	626	6,990

**Profit and result sharing (PLR) reclassified as operating expense (CVM Circular Ordnance nº 01/2003, on 01/16/03)*

The favorable combination of increased volume sold, reduction of sales unit cost and higher product value allowed the EBIT to enjoy a 26.2% increase.

Steel Sector's productivity has been evolving significantly. The goal is to reach 1,000 steel tons/man/year, equivalent to a 65.5% growth, based on the 1997 figure. Productivity increase vis a vis 2001 was in the order of 11.9%.


Steel Sector's Productivity Evolution* (1997 Base 100) - %
1998
1999
2000
2001
2002
100.05
110.04
130.28
143.90
161.05

* Own staff and sales personnel not included.

Future challenges - Steel Sector

- To consolidate Belgo's structure and distribution in Brazil and commercialization in Latin America, in order to optimize the delivery process.
- To ensure the long-term supply of coke.
- To expand and consolidate the scrap collecting and processing system.
- To have enough installed capacity to serve a growing market.
- To conclude Acindar's restructuring.



BELGO BEKAERT WIRES (BBA) + JOSSAN

The two companies' 2002 consolidated result can be measured from several different angles:

- The R$ 132 million net profit.
- The 47% export increase as compared to the year 2001.
- The 59% net debt reduction as compared to the year 2001.
- The 16.8% productivity increase during the year (ton/man/year).


BBA+JOSSAN's Productivity Evolution* (1997 Base 100) -%
1998
100.4
1999
108.9
2000
116.6
2001
110.9
2002
129.5

* Own staff and sales personnel not included.

Future challenges: BBA+JOSSAN

- To remain profitable.
- To expand and develop the sales distribution network in Brazil and Latin America.
- To make investments compatible with market demand and new product development.
- To improve the sales mix through higher-added-value products.
- To provide adequate profitability to the cable business.

AWARDS AND ACKNOWLEDGEMENT


CIDADANIA
DESTAQUE

EXAME Guide to Good Corporate
Citizenship - 2002
MODEL COMPANY



Programs and actions maintained by the Belgo Companies vis a vis its publics have been acknowledged and heralded by entities, institutions and major publications in the Country. Some of the chief awards received are:

- Corporate Good Citizenship Guide – Exame Magazine – Model Company in Citizenship and Social Responsibility – 3rd consecutive year.

  The same magazine rewarded the Management Improvement Program Focused on Results, developed by Belgo jointly with the Minas Gerais State Hospital Foundation (Fhemig).

- ECO 2002 Award – São Paulo's American Chamber of Commerce – Category Culture – Trails of Culture/Belgo Circuit Project.

- Abrasca Best Annual Report Award – 2001 Report – Ranked among the eight best Annual Reports in Brazil.

- IV Minas Gerais State Business Performance Award – "Minas Excellence Company". *Revista Belgo magazine* was also selected as "Business Communication Vehicle of the Year".

- Social Responsibility Best Marketing Award – MadiaMundoMarketing and Fundação Getúlio Vargas' Business Administration School – Citizens of Tomorrow Program.

- Top Social 2002 Award, from ADVB – Brazilian Association of Sales and Marketing Officers Trails of Culture/Belgo Circuit Project.

- Arab Brazilian Chamber of Commerce – Citizens of Tomorrow Program.

- Aberje Regional 2002 Award – Business Citizenship Projects – Citizens of Tomorrow Program.

COMMITMENT TO THE FUTURE GENERATIONS

Respect for Nature is a principle of our commitment to the future.

Our deep belief in promoting sustainable development makes us accord priority to environmental management, constantly investing in actions, equipment and facilities which value the eco-system in those regions wherein Belgo operates.

Just as equally important are the education and health of children and youngsters, promoted through several social programs.


SOCIA
REPOR
BELGO. EXCELÊNCIA EM AÇO. ÉTICA NAS AÇÕES.
IN STEEL. ETHICS IN ACTIONS/SHARES:)
BEL
Grupo

Belgo's 2002 Social Report, on those items regarding social and environmental performance, covers the following companies and their respective industrial units or offices:

- Companhia Siderúrgica Belgo-Mineira – Parent Company
  - Monlevade Steelworks;
  - Vitória Mill;
  - Piracicaba Mill;
  - Sabará Mill;
  - Administrative and Sales Offices.
- BMP - Belgo-Mineira Participação Indústria e Comércio S/A
  - Juiz de Fora Mill;
- Itaúna Siderúrgica Ltda.
  - Itaúna Mill.
- BBA – Belgo Bekaert Arames S/A wires
  - Contagem Mill;
  - Osasco Mill.
- BMB – Belgo-Mineira Bekaert Artefatos de Arames Ltda. wire artefacts
  - Vespasiano Mill;
  - Itaúna Mill.

The Social Report's draws inspiration from the Guide for the Elaboration of the Annual Report and Balance on Corporate Social Responsibility, published by the Ethos Institute of Business Companies and Social Responsibility.

Topics such as: "Message from the CEO", "Company Profile", "Economic Sector", "Company Structure and Operation", "Corporate Governance", as well as the Economic Performance Indicators which the Ethos Guide offers for separate social-report publications, are all found in the first part of this Annual Report, incorporated into the information on Belgo's, its subsidiaries' and its associated companies' economic–financial performance.







CODE OF CONDUCT

In its 82 years in Brazil, Belgo has always been among the companies abiding by high ethical standards of behavior. Aiming at the company's internal public, the Code of Ethical Conduct disseminates Belgo's loftier values and sets forth guidelines for relations with shareholders, clients, suppliers, employees and other stakeholders.

Belgo's decision making processes are guided in such a way as to preserve integrity and transparency in dealing with people and in doing business; to seek excellence in the quality of processes, products and services; to secure profitability levels which are compatible with shareholder needs and company perenity; and to respect the environment.

Belgo's policy dictates that it be a Company ever innovative in product quality and in customer service, with competitive cost and competence to export, seeking harmony among industrial activity, man and the environment.

The Company has adopted as its bedrock principles: to dynamically relate to its own personnel, the market and the community, in full compliance with the applicable legislation; to promote continuous development in service, technology, quality, safety, health and the environment; to adopt technically proven and economically feasible measures in environmental protection, safety, health and pollution prevention; to invest in education and life quality, forming a qualified and motivated team of people proud to belong to the organization; to seek integration into and with the community; to acknowledge the management systems for quality, the environment, safety and health as integral part and parcel of organizational performance; to secure the necessary results in order to ensure bottom-line return on shareholder capital and to guarantee business development.

Belgo has signed the Paris-seated International Chamber of Commerce's Business Letter for Sustainable Development as well as Global Compact's nine principles, a United Nations initiative in the field of human rights, labor relations and child labor. In fine tune with its values and principles, the Company voluntarily belongs to many business, community and third-sector-promoting associations, in addition to providing its share of contribution to public-sector organizations.

SURVEY RESULTS

Every year the Company measures its own level of social responsibility, using the Ethos Institute indicators. In the last two surveys, Belgo was among the 10 companies regarded as benchmark. In 2002, the Exame business magazine started breaking down the points issued to companies seen as models by its Guide to Good Corporate Citizenship. For the third consecutive time, Belgo was included in the list of model companies, earning an average grade of 8.35 in the seven social responsibility themes.

BELGO RESULTS IN TWO SURVEYS: ETHOS SOCIAL RESPONSIBILITY INDICATORS AND EXAME MAGAZINE'S GUIDE TO GOOD CORPORATE CITIZENSHIP

Indicators	*Ethos Institute (a)*					*EXAME Guide to Good Citizenship*
	2000	*2001*				*2002*
	Belgo Grade	*Belgo Grade*	*Benchmark Group*	*Average Ethos Data Base*	*Average Minas Gerais Companies*	*Average Belgo Grade*
Values and Transparency	6.25	7.50	8.12	5.70	5.74	8.46
Internal Public	8.12	7.98	8.15	5.74	6.17	7.89
Environment	6.87	8.54	8.52	5.11	6.24	9.25
Suppliers	7.50	8.12	8.12	5.18	5.77	7.50
Consumers / Clients	10.0	8.33	9.08	7.23	8.11	8.53
Community	10.0	9.58	8.98	5.90	7.52	8.91
Government and Society	8.12	8.12	8.79	6.19	6.76	8.33
Final Grade	8.12	8.31	8.56	5.86	6.62	8.35

(a) Results referring to 71 companies which were part of the 2001 survey (base year 2000) and to 117 companies in the 2002 survey (base year 2001).


NATUREZA

The Total Quality principles are the foundation for all Belgo management systems. Economic, environmental and social performance forecast for each year is guaranteed by GPD – Management by Guidelines – a process aligning strategy, objectives, goals and action plans. This process goes through successive stages, starting with the Company top management and ending at its operational level.

Implemented nearly a decade ago, this model has strengthened even more the Quality Culture in the Company, making it easier to secure certification in the ISO and similar norms, has laid out the bases for the introduction of the Six Sigma Quality Program and of benchmarking practices, and has allowed intensive involvement of the operational-level personnel in participative programs.

Human Resources Management's mission is to secure personnel commitment to the Company's strategies, processes, structure and results. The processes directly influencing employee performance are managed in integrated fashion and comprise remuneration, performance evaluation, personal and professional development, internal communication, structural organization and organizational atmosphere.

In monitoring its own internal environment, the Company uses methodologies from *Hay do Brasil* and from the *Great Place To Work Institute*, in order to survey its organizational atmosphere.

Labor relations in the Company have reached a high degree of maturity, due to the modernization of internal relations, the management of the organizational atmosphere and the consistent relationship with labor entities representing the employees.

The environmental, health and occupational safety areas are managed in integrated fashion and are based on the ISO 14001 and BS 8800 norms. The Company displays work safety rates which are outstanding in the Brazilian steelmaking industry.

Diversified distribution channels guarantee to clients and consumers alike access to products made for the industrial, civil construction and other markets. These channels include direct sales, exclusive distributors, reseller dealers and distribution centers.

Good service is a cornerstone of Belgo's commercial operation and, to guarantee it, the Company uses advanced information systems in its customer relations.

As regards suppliers, the Company privileges the development of long term relationships. Parameter of quality, service, input type, enforcement of labor and environmental legislation, safety, painstaking quality in supplies, and the non use of child labor are all criteria for the acceptance and maintenance of suppliers. The larger suppliers are regularly audited.

As a publicly traded company, Companhia Siderúrgica Belgo-Mineira – the Group's parent company – abides by *the provisions of the SEC-like Comissão de Valores Mobiliários.* It develops a permanent program of relations with shareholders and capital market agents, including, among other actions, visits to the Company and to its industrial facilities, lectures, meetings and several different means of presenting results and other items to stakeholders.

In the social arena, Belgo accords privilege to those communities wherein its facilities and plants are located. An array of community-earmarked programs are implemented by the industrial units, supported by Fundação Belgo-Mineira and by employee participation, focused on children and adolescents and, mostly, in partnership with different government levels. The same management principles adopted for the Company's end activities are also applied to the social initiatives.



INTERNAL PUBLIC

Approximately some 27,000 persons, among their own employees, outsourced personnel and dependants, made up Belgo's work force in the year 2002.

The benefits to the Company's own employees, including food, transportation, health, education and training, occupational safety, private pension and profit sharing, totalled an investment equivalent to 27.4% of Belgo's gross payroll.

EMPLOYEE BREAKDOWN PER UNIT* (base December 31)

Unit	*2002*	*2001*	*2000*
Belgo – Monlevade Steelworks	1,345	1,388	1,459
Belgo – Piracicaba Steelworks	340	360	398
Belgo – Sabará Steelworks	192	288	327
Belgo – Greater Vitória Steelworks	453	455	492
Belgo – Offices and Distribution Centers	625	495	310
Total – Companhia Siderúrgica Belgo-Mineira	**2,955**	**2,986**	**2,986**
BMP – Belgo (Juiz de Fora Steelworks)	1,109	1,075	1,332
ITAÚNA – Belgo (Itaúna Steelworks)	97	98	0
Steelmaking Total	**4,161**	**4,159**	**4,318**
BBA – Belgo Bekaert Arames S/A	1,633	1,724	1,780
BMB – Belgo-Mineira Bekaert Artefatos de Arames Ltda.	366	384	428
Jossan / Cimaf Cabos	204	196	191
Drawing Units Total	**2,203**	**2,304**	**2,399**
Others (BMS, CAF)	**626**	**721**	**832**
GRAND TOTAL	6,990	7,184	7,549

** Apprentice minors included.*

Indicators	*2002*	*2001*	*2000*
Total number of hirings in the period	329	71	396
Total number of dismissals in the period	410	710	486
Turnover in the period	5.99	8.64	6.76

EMPLOYEE PROFILE

Employee Breakdown – Company's Own and Outsourced Personnel	2002 (%)	2001 (%)
Company's Own Personnel	80	76
Outsourced Personnel	20	24

Employee Breakdown – Company's Own Personnel and Trainees	2002 (%)	2001 (%)
Company's Own Personnel	95	95
Trainees	5	5

Employee Gender Breakdown	2002 (%)		2001 (%)	
	Own	Outsourced	Own	Outsourced
Male	95	94	95	93
Female	5	6	5	7

Employee Gender Breakdown – Production and Administrative Jobs	2002 (%)		2001 (%)	
	Male	Female	Male	Female
Production	78	10	77	12
Office Staff	22	90	23	88

Employee Age Breakdown	2002 (%)		2001 (%)	
Age Brackets	In bracket	Accumulated	In bracket	Accumulated
Up to 19 years	0.2	0.2	0.4	0.4
20 to 25 years	7.8	8.0	8.5	8.9
26 to 30 years	10.9	18.9	10.8	19.7
31 to 35 years	17.5	36.4	20.3	40.0
36 to 40 years	29.0	65.4	28.9	68.9
41 to 45 years	20.5	86.0	18.6	87.5
46 to 50 years	9.2	95.2	8.4	95.9
51 to 55 years	3.4	98.5	2.8	98.7
> 55 years of age	1.5	100.0	1.3	100.0
Average Age	37.5 years		37 years	

In-Company Time – Own Employee Breakdown	2002 (%)		2001 (%)	
Time Brackets	In bracket	Accumulated	In bracket	Accumulated
Up to 1 year	4.2	4.2	6.1	6.1
1 to 5 years	27.8	32.0	27.6	33.7
6 to 10 years	14.7	46.6	12.9	46.6
11 to 15 years	25.2	71.9	31.0	77.6
16 to 20 years	20.0	91.9	13.6	91.2
21 to 25 years	6.3	98.1	6,9	98.1
26 to 30 years	1.4	99.5	1.4	99.5
> 30 years	0.5	100.0	0.5	100.0
Average company time	10.8 years		10.6 years	

Own Employee Breakdown – Schooling	2002 (%)	2001(%)
School	Schooling	Schooling
Elementary grades	23.4	24.4
Secondary grades	56.6	56.7
College	17.2	13.3
Graduate studies	2.8	2.6
Average schooling	10.8 years of studies	10.4 years of studies

Employee Involvement in Management

Endowed with strong teamwork spirit, the Belgo Companies promote and need all their employees' active participation in the operational process management.

The basis for such participation is the Integrated System for Managing Quality, Safety, Health and the Environment, which involves Management by Guidelines and Daily Routine Management. These are shared managerial methods which assume everyone's involvement, from the drawing up of goals and action plans, follow up, all the way to the end results. Within this context, participative tools are also used for problem solving, such as On Sight Management, CEDAC – Cause and Effect Diagram with Addition of Cards, Managerial Meetings, Administrative Meetings and the 5S Program, which are among those bearing greater impact and featuring wider coverage.

In order to shorten distances and gaps, to instill visibility among those in the various hierarchical levels and to create an open dialogue channel for the discussion of the most varied topics, the Company has developed programs known as "Morning Breakfast", "Three-level Meetings" and "Atmosphere Meetings".

The suggestion programs in the Juiz de Fora, Monlevade, Vitória and Piracicaba Units continue to contribute significantly to operational improvement and to a better internal atmosphere, displaying a high average rate of suggestions per employee. The Belgo Suggestions Plan in the Juiz de Fora Unit has featured the following evolution:

Employee Participation in Company Continuous Improvement Belgo Juiz de Fora	*2002*	*Accumulated 1996 to 2002*
Suggestions submitted	*978*	*5,757*
Suggestions rewarded	*493*	*2,614*
Safety suggestions rewarded	*207*	*701*
Authors rewarded	*425*	*945*
Rewards paid (R$)	*205,828.00*	*657,388.00*

Through the Internal Communication System, the employees are regularly informed about the Company's economic–financial performance. The supervisors are fully qualified to clear up any doubts the employees may harbor.

Labor Union Relations

Labor union relations involve monthly meetings, relating well to union officers, developing joint initiatives with the union and negotiating collective labor agreements. The Company is permanently open to suggestions and makes information available on working conditions and other matters of interest to the labor unions, whenever so requested by the workers' representatives.

Employee membership and participation in labor unions is strictly a matter of personal and voluntary choice.

Health

ABEB – Beneficient Assotiation of Belgo-Mineira Employees is responsible for providing health services to the Company employees and to their dependants. In places wherein ABEB does not operate, such services are provided through HMO-like health plans contracted with private companies.

ABEB maintains its own network plus a convenia-based network for providing health services. It develops preventive medical and dental programs as well as health education programs. During the last year a total of 177,288 miscellaneous medical services, 112,417 medical appointments and 34,245 dental appointments benefitted 16,646 persons.

The industrial units not covered by the ABEB initiatives have developed similar programs. Belgo Piracicaba, in addition to a wide-ranging external network of health services for treatment and hospitalization, also maintains medical and dental offices, a physiotherapy room, audiometry, first aid, a gym academy – all these in its own facilities.

Sensibility, information and service campaigns of specific health benefits to the employees and to their dependants are common in the several Company units and include Health Weeks, development of vaccination programs, AIDS prevention and fighting, personal hygiene care, use of fluoride, checking blood pressure, glycose level exam, ergonomy, hearing control, stress control, physical exercises and health conditioning in the company, first aid, help to breast-feeding mothers and their newly born, maternity assistance, just to mention the most representative items.

Belgo Juiz de Fora's Chemical Dependancy Prevention and Control Program received an award from the National Cancer Institute – INCA, for its example of good practices aiming at ensuring health and life quality.

Work Safety

Preserving its employees' physical and emotional integrity in the operational environment is a value strongly held by the Belgo Companies. In a little over ten years, some of its industrial units have become national and international benchmarking reference in work safety, as a result of their use of the Integrated Management System for Quality, Health and Safety, and the Environment.

The chief safety initiatives include Norm BS 8800 certification and recertification programs (five steelmaking industrial units and one drawing industrial unit are certified), a program called Near-Accident, safety development programs for service companies, safety guidelines, norms, procedures and plans, in addition to legislation enforcement programs.

Various campaigns, Safety Weeks, several programs and daily actions, such as "Safety Moments", "Safety Lectures", among others, all aim at making the employees ever conscious and aware of safety. Supervisors meet with their teams, information is passed on and everyone is requested to be commited to Company-adopted safety practices. Some units annually reward with the "Outstanding in Safety" trophy those employees who most contribute to the Safety Suggestions Plan.

The employees are firmly convinced that, even before the Company, it is personally up to each one of them to care for his or her own safety – thus, their total adherence and participation in the programs and in other initiatives in this area.

Accidents with and without downtime, as well as the total number of such accidents in the steelmaking and drawing units, are shown in the chart below:

	2000			*2001*			*2002*		
UNIT	*SPT*	*CPT*	*TOTAL*	*SPT*	*CPT*	*TOTAL*	*SPT*	*CPT*	*TOTAL*
Steel Sector Units	24	15	39	19	12	31	11	8	19
Drawing Units	72	51	123	67	51	118	62	33	95
BELGO (Steel + Drawing)	96	66	162	86	63	149	73	41	114

SPT = Accident with no downtime
CPT = Accident with downtime
TOTAL = Accident with no downtime + Accident with downtime

Accident Frequency Rate (FR) and Severity Rate (SR) involving Company's own employees in the steelmaking and drawing industrial units have behaved as per in the graphics herein below. These rates have been calculated based on the Arcelor criterium:

$$\text{Frequency Rate} = \frac{\text{Nr. of accidents}}{\text{Hours Worked}} \times 1{,}000{,}000 \qquad \text{Severity Rate} = \frac{\text{Nr. of Lost Days}}{\text{Hours Worked}} \times 1{,}000$$


Frequency Rate (FR)
50
40
30
20
10
0
2.0
0.0
0.4
4.2
3.6
3.7
4.0
2.8
1.0
1.0
2.3
1.7
0.0
8.5
0.0
0.0
0.0
0.0
1.2
4.1
5.4
9.2
3.3
6.5
0.0
7.4
4.4
5.1
5.6
12.0
9.2
6.8
7.1
2.6
0.0
4.8
17.1
27.6
3.9
2.8
17.0
3.3
12.2
0.0
0.0
5.0
4.6
3.0
Monlevade
Piracicaba
Vitória
Juiz de Fora - Steel
Itaúna*
Offices
Juiz de Fora - Drawing
Sabará
São Paulo - Drawing
BBA Contagem
BBA Hortolândia
BBA Osasco
Jossan
Cimaf Cabos
BMB Vespasiano
BMB Itaúna
Total
2000
2001
2002

(*) Itaúna Siderúrgica Ltda. started its activities in 2001.


Severity Rate (SR)
1,2
1,0
0,8
0,6
0,4
0,2
0,0
0.07
0.00
0.08
0.09
0.05
0.06
0.07
0.09
0.05
0.19
0.37
0.31
0.89
0.00
0.00
0.00
0.00
0.02
0.42
0.81
0.75
0.82
0.52
0.00
0.26
0.21
0.15
0.06
0.24
0.20
0.12
0.25
0.46
0.00
0.14
0.37
0.80
0.16
0.35
0.60
0.47
0.28
0.17
0.00
0.21
0.26
0.21
Monlevade
Piracicaba
Vitória
Juiz de Fora - Steel
Itaúna*
Offices
Juiz de Fora - Drawing
Sabará
São Paulo - Drawing
BBA Contagem
BBA Hortolândia
BBA Osasco
Jossan
Cimaf Cabos
BMB Vespasiano
BMB Itaúna
Total
2000
2001
2002

(*) Itaúna Siderúrgica Ltda. started its activities in 2001.

Belgo Itaúna and the BMB Plant, also located in Itaúna, both recorded zero frequency and zero severity rates in 2002. The other units have made continuous efforts to improve their rates even further. It is a fundamental Company objective to develop the same efforts, so as to equal the rates obtained with outsourced employees to those secured with its own personnel.

Company and Employee Family Integration

In addition to expanding preventive and curative health programs, the Company also carries out a series of initiatives to benefit the employees' relatives in the areas of sports, culture, leisure, entertainment, safety, religion, home care and education, among other initiatives. Programs such as "Get to Know Belgo Better" and "This home is yours" are examples of moments in which the employees' wives and children visit the Company, get to know the workplace, receive guidance of various kinds, get acquainted with benefits and, all in all, just plainly enjoy an opportunity to get together with the other families.

The communication vehicles destined to the employees are also sent to their homes, so that their relatives may have information on the Company's working environment.

Commitment to Children's Future

Every year the Company hands out more than 10,000 school kits to their employees' children.

The Belgo Environmental Award, now in its 12th consecutive year, has reached over two million children who wrote papers and submitted drawings on a topic linked to environmental preservation. Programs such as "Trekking through Nature", "Sweet Fresh Water", "Nature in Motion" seek to make the employees' children and the children in the community at large conscious and aware of environmental issues.

In 2002, the Company set aside 37 working slots for apprentices who are minors, in due compliance with legislation and as per a convenium entered into with SENAI.

Voluntary initiatives, showing how sensitive the Company is towards their employees' and the community's children, involve the areas of education, culture, the environment, leisure, entertainment, financial and material support.

Recreation activities are offered by the "Vacation Camp" program, held every year in July, during the mid-schoolyear break.

The employees' children who show outstanding school performance have their merit acknowledged by the Belgo Education Award, in the Minas Gerais city of Juiz de Fora.

Remuneration and Benefits

Indicators	*2002*	*2001*	*2000*
Wages (R$)	127,660,000.00	120,706,000.00	102,012,000.00
Amount paid out as Profit Sharing (R$)	35,626,000.00	34,157,000.00	15,835,000.00
Benefited employees versus total number of employees (%)	100.00	99.70	100.00
Average wage (R$)	1,465.13	1,441.88	1,232.11
Highest and lowest cash-paid remuneration ratio (Profit sharing included)	18.40	19.58	20.44
Lowest wage paid and official minimum wage ratio (Profit Sharing included)	4.06	4.29	4.44

Total annual remuneration in the Belgo Companies comprises a three-fold structure, namely: annual base wage (monthly wage x 14.01), variable wage (profit or result sharing) and benefits. (NG1).

In the year 2002, each Company employee received, on the average, 17.01 wages, if the base and variable wages are added up.

The Technical-Administrative and Operational Merit Award and the Belgo Environmental Award grant annually up to 1.5 additional wage to those employees who offered the most outstanding contributions. The Company also rewards those employees who have completed 20 years with Belgo.

The benefit portfolio common to all the units includes medical and dental assistance, group life insurance, funeral aid, child day-care allowance, private pension fund, meals and snacks, school kit and study grants.

The Company offers basic information to its employees and guides them regarding administrative procedures needed for their retirement. In 2002, BBA started the Reality Project, a set of lectures aimed at qualifying employees for the different stages of their working life. A Complementary Retirement Pension Program is also maintained at Bradesco Previdência. (NG2)

Indicators (R$)	*2002*	*2001*	*2000*
Amount paid as private pensions contributions	7,715,880.00	4,164,918.00	3,130,838.00

Education and Training

Managerial development programs with Fundação Dom Cabral/Insead/Kellog, with Fundação de Desenvolvimento Gerencial, both in Belo Horizonte, MG, and with other institutions are destined to executives, supervisors and professionals in medium and upper echelon jobs.

Operational employees are developed in their own work, through job rotation, specialization in the Total Quality operational tools, improvement in production, support or management processes, both in the Company and in external entities.

The Company maintains basic and complementary education programs for their employees, dependants and outsourced personnel. The objective is for 100% of the operational personnel to have, at least, completed secondary school. At Belgo Juiz de Fora, 91% of the employees indeed have a full secondary education. The company subsidizes its employees willing to learn those foreign languages which are needed in their jobs.

A total of 625 scholarships for elementary, secondary and college education were granted to employees and their dependants in 2002 by education-supporting Fundação Félix Chomé and by the Belgo Companies themselves, through the Educational Assistance Plan and the Education Project, developed by some of the units.

Investments in Education	2002	2001	2000
Percentage of investments in education and training compared to net revenues.	0.19	0.11	0.12
Percentage of investments in education and training compared to total personnel disbursements.	1.87	1.51	1.59
Number of professional-development hours per employee/year.	65.6	58.5	50.2

Internal Satisfaction Level

Organizational atmosphere management is the object of a specific program which monitors and follows the employees' satisfaction level and strives to develop a pleasant working environment, propitious to fostering personal and professional progress. Specialized consulting evaluates the internal atmosphere through surveys, every two or three years, depending on the unit. Based on result analyses, action plans are then implemented, aiming at introducing improvements or correcting anomalies which may have been detected.

Daily follow-up of the internal atmosphere takes place directly in the areas, by the human resources analyst supervisors, who interact with the employees.

SUPPLIERS AND CLIENTS

The Company counts on more than 18,000 national and foreign suppliers to supply it with raw materials, several inputs and services. 30% of these Belgo suppliers were active in the year 2002.

Main types of Company suppliers	*Description*
Production	Large, medium and small companies, usually supplying products linked to the Company's production process, such as raw material and products for operation. Normally these are corporate suppliers, i.e., they supply all units of the Company.
Commercial	These suppliers are characterized by the resale of industrialized products. Their activity is linked to the commercialization of items for administrative use and parts replenishment, for Company operation. They may be corporate or local suppliers, i.e., they only supply that unit located in the municipality wherein they operate.
Services	Their typical feature is to provide direct or indirect services to the Company. Labor intensive, they are strongly local and tend to be corporate suppliers.

Every new supplier is analyzed from the technical, economic and legal standpoints. Whenever necessary, verification visits are carried out. The contracts demand the enforcement of current legal norms and ban child labor. The Company quality system demands auditing the suppliers as regards environmental legislation enforcement.

As a way to encourage community development, to create opportunities for job and income generation, and to offer work conditions for special categories, the Company accords privilege to suppliers in the municipalities wherein it develops its industrial operations. Service cooperatives, retired personnel associations, groups of former employees, Third Sector organizations come under this policy.

Through the Minas Quality and Productivity Program, the Company has contributed to the development not only of its own suppliers but also of third parties.

In 2002, Belgo was on the receiving end of services provided by 1,861 non Company employees. They were offered benefits such as food, transportation, participation in education and training programs towards integration. The safety programs offer them instructions on Company operations, their respective risks and Company-adopted procedures for accident prevention.

To gauge the degree of customer satisfaction, the Company has developed a customer satisfaction survey program from the *Belgo Pronto System*, which promotes the direct interaction of Product Managers with clients, carries out sales personnel visits and has developed the technical assistance system and the SAC Customer Service. Information obtained via these methods are then used to improve products and processes.

In the year 2002, SAC received 874 phone calls, 13 of which were complaints. SAC led to two innovations: one in product quality improvement and the other in improving the delivery process. The main client complaints have to do with eventual delays in material delivery or the lack of some products to be promptly delivered. The Company also has a Process for Reporting Occurrences, which is managed by the sales force. Once an occurrence is recorded, actions are taken to handle the anomaly and there is a formal follow-up, until a solution is found and the occurrence recording may be concluded and closed.

With the introduction of the BelgoNet website, which seeks to make contacts with clients and suppliers easier, all the information necessary to an open and transparent relationship with the Company is made available to the users.



All the product packaging and labelling information is thoroughly evaluated by the legal area of the Company and its content has to be wholly truthful. The Company faces no legal proceedings for violation of the Consumer Defense Code. Its publicity complies with CONAR's regulations and, in the last decade, no publicity matter has been taken out of circulation due to complaints from competitors, clients or suppliers.

In 2002, the Company structured a project known as Introducing Social Responsibility into the Business Chain, which is scheduled to be implemented in 2003, in a preliminary scale with 10 suppliers and 10 clients. Some 300 Company employees in the areas of Sales, Logistics and Supplies are being made aware of and prepared.

COMMUNITY

Belgo has been the recipient of praise motions, honorary citizenship bestowals and various awards due to the quality of the relations it maintains with the communities in its area of influence. These manifestations have strengthened the Company's involvement in and support of municipal matters in the areas of health, education, the environment, social assistance and community development, parallel to the contribution generated through the development of its productive activities.

The Research Center at the Juiz de Fora Federal University does an annual image survey of large companies in the community and it shows that Belgo enjoys an outstanding image in that city.

Comparative Breakdown of Large Company Images in Juiz de Fora (%)

Imagem	*Belgo Juiz de Fora*		*Company A*		*Company B*		*Company C*		*Company D*		*Company E*	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Partly positive and very positive	97.9	85.7	69.3	76.8	87.2	78.3	86.8	80.8	68.8	60.1	80.7	81.4
Partly negative and very negative	-	3.0	20.4	13.0	2.6	12.3	0.5	2.8	5.3	19.6	12.2	6.6
Indifferent	2.1	11.2	10.4	10.2	10.2	9.5	12.7	16.3	25.9	20.3	6.8	12.0



As regards economic development, the Piracicaba, Juiz de Fora and João Monlevade units actively participate in several city projects and councils. These units are regarded as anchor companies and contribute with technology, methods, loaning professionals and providing funds to make feasible many of these entities' initiatives.

Both to enforce procedures required by norms in which they are certified and because of their own policy, the several Belgo units have a system to manage their impacts on the community. This includes damage prevention aspects as well as finding and documenting solutions for demands, claims, requests and complaints from the most varied stakeholders in the city.

	2002	*2001*	*2000*
Gross sales percentage earmarked to the totality of social actions (labor benefits not included).	0.32	0.23	0.18
Of the total earmarked to the social area, percentage corresponding to donations in products and services.	1.65	6.82	9.05
Of the total earmarked to the social area, percentage corresponding to cash donations.	*98.35*	*93.18*	*90.05*
Of the total earmarked to the social area, percentage corresponding to investments in the Company's own social projects.	*75.66*	*61.08*	*55.48*
Of the total earmarked to the social area, percentage corresponding to the use of culture-incentive legislation.	*49.29*	*18.27*	*35.80*

CONTRIBUTION TO THE FUNDS OF CHILD AND ADOLESCENT RIGHTS



Total Amount Raised (R$)
276,000
552,000
750,000
1,148,000
1999
2000
2001
2002
Employees' Contributions (R$)
236,000
266,000
316,000
377,000
1999
2000
2001
2002
Companies' Contributions (R$)
40,000
274,000
402,000
753,500
1999
2000
2001
2002
Number of Participants*
453
457
734
872
1999
2000
2001
2002

* Employees, relatives, suppliers and clients

Most social projects developed by Belgo and by its Foundation count on public partnerships with city governments, state offices and universities. Some 80 employees participate in the management of these projects, spread through 11 cities in the states of Minas Gerais, São Paulo and Espírito Santo.

"Pro-Volunteer" is a volunteer employee program, receiving technical and management support from the Belgo Companies. Some 500 volunteers carry out campaigns, do individual and collective work, provide various services, benefiting children socially at risk, the elderly and the disadvantaged.

About 58 needy children have benefited from programs known as "Little Gardner", "Boy Gardner" and "Kid Cop", having received professional training and qualification, material and human assistance, and educational traineeship in the cities of Juiz de Fora, João Monlevade and Piracicaba.

In João Monlevade, 250 children have been assisted by the Company, through its support of the Sister Dulce Day-care Center and the New Life Project.

Sent by the Association of Parents and Disadvantaged Students, youngsters with special needs carry out assorted types of work in the Sabará unit.

Through the Belgo-Mineira Foundation, the Belgo Companies channel funds and resources into cultural projects.

For the fourth consecutive year, the employees and the Belgo Companies have been earmarking part of the income tax they owe to the Funds for Child and Adolescent Rights in cities in the states of Minas Gerais, São Paulo and Espírito Santo. As a member of the Business Citizenship Council of the Minas Gerais State Federation of Industries, the Belgo-Mineira Foundation offers courses aimed at making other companies sensitive to and aware of the possibility of using this Federal Government tax channeling mechanism.

The number of individuals who earmark 6% of their due Income Tax to the "Citizens of Tomorrow" Program has been increasing year after year. Its 1,000-participant goal will undoubtedly be reached in 2003. In 2002, individual and corporate contributions amounted to R$ 1,148,000.00, with 872 participants.



GOVERNMENT AND SOCIETY

The Belgo Companies' posture is to permanently seek improvement in the Country's social, economic and political conditions. This strongly-held value is expressed in the strict enforcement of their legal obligations and through interaction and partnership with the most varied agents in society, whether at the city, state or federal level.

Norms and procedures inhibiting the favoring of public agents are defined in the Belgo Code of Ethical Conduct. Supporting candidates for public offices is strictly in due compliance with current legislation. The Company's top management defines the rules and criteria for such support.

It is a strategic Company guideline to encourage its leaders, executives and employees to participate in associations, councils and in other fora which contribute to elaborate and improve universal public policies. Indeed, the Company was most pleased to see three of its social initiatives in the areas of formal education, sex education and environmental education become city-mandated public policies in Vespasiano and João Monlevade (state of Minas Gerais) and in Piracicaba (São Paulo).

The Minas Gerais Quality and Productivity Program, which also comprises public service quality improvement in utilities, is headed by a Company officer. In the years 2001 and 2002, the Company spared no effort to ensure that this program acquired its own identity and operational independence. The "Minas Quality Institute" has been structured within this context.

During the last year, with expressive results in the efficiency and efficacy indicators, the Company put the finishing touches to the FHEMIG Project, in partnership with the Minas Gerais State Office of Health. This outreach project aims at improving the hospital network management system in the Greater Belo Horizonte Metropolitan Area, which serves a population surpassing two million persons.

Such social projects, carried out in partnership with the government, have not only contributed to some burden-relief in the area of health, inasmuch as activities are carried out which are of the government's exclusive competence and, otherwise, would depend on public institutions – but, more than that, these projects channel to the government managerial methods of proven success in the private sector.

The Company's social performance has been spontaneously heralded by the media. In 2002, the Belgo brand was mentioned approximately 3,300 times in articles, interviews and write-up features in newspapers, magazines and journals, radio and TV.



Environmental Policy

Guided by eco-efficiency principles, Belgo's industrial operations are regulated by environmental permits, issued by state authorities in Minas Gerais, Espírito Santo, Bahia and São Paulo. In the Steel Sector, five of the six industrial units are ISO 14001 certified. In the Drawing Sector, BMB too is so certified and BBA is preparing to be certified in early 2004. The Company's environmental policy abides by the following principles:

- environmental management as a priority and determining factor for sustainable development;
- continuous adjustment to the current environmental legislation;
- adoption of recommendations which are the outcome of environmental preservation technical-scientific advances;
- use of resources so as to ensure integration and balance between industrial development and environmental protection.

Organization-wide, the Company's environmental area comprises a corporate manager's office and environmental offices in each of the industrial units.

In due compliance with its continuous improvement guidelines, the Company has been implementing a series of projects and investments, aiming at minimizing the environmental impacts in its own facilities and in the community.


Investments in Environmental Improvement
- Steel and Drawing (R$ million)
50
40
30
20
10
0
7.51
7.51
16.52
9.01
41.72
25.20
2000
2001
2002
Annual Investment
Accumulated

Environmental Education

The Company maintains Environmental Education Centers in its Bom Despacho (CAF), Monlevade, Juiz de Fora, Piracicaba and Vitória units and in the Guilman-Amorim Hydroelectric Power unit, located in Antônio Dias, state of Minas Gerais. Open to the population, these centers welcome professors, teachers and students from different academic levels.



In the communities, the Company implements environmental education actions, involving the qualifying of professors, teachers and students plus the development of selective trash and garbage collection programs. A total of 240,068 children took part in the Belgo Environmental Award in 2002. The company-sponsored Environmental Circuit Program was the object of city legislation in Piracicaba, state of São Paulo, aiming at expanding it to include all local public schools.

Voluntary Environmental Actions

Either jointly with public entities or by itself, the Company acts in various ways, bringing a positive impact on the eco-system of the communities wherein it operates. Among such actions are the revegetation of surrounding buffer-like protective woods, ictiologic repopulation of rivers, revival and restoration of water springs, urban arborization, acquisition of air quality monitoring stations, anti-forest-fire programs, implementation of green belts around its industrial units, environmental recovery, renewal and landscaping river basin projects, and urban projects.

Work carried out in the João Monlevade Natural Patrimony Private Reserve has identified 28 water springs, which will be preserved through fencing off and through environmental education actions.

Biodiversity

Around its João Monlevade unit, the Company maintains a Natural Patrimony Private Reserve (RPPN), with 518 hectares of forests in transition between the savannah-like Cerrado vegetation and the Atlantic Forest, whose biological diversity comprises some 160 species of insects, birds, reptiles and mammals, plus 90 plant species. Another RPPN reserve is maintained by the Company in Antônio Dias, MG, in the Guilman-Amorim Hydroelectric Power Plant area. Two other Belgo RPPNs will soon be implemented in the Minas Gerais municipalities of Juiz de Fora and Bom Despacho.

Atmospheric Emissions

Investments in internal environmental improvements also involve dust-removal stations and other ancillary facilities, aimed at reducing as much as possible the particulate volumes. As an example of such efforts, during the last year, Belgo's Vitória unit concluded investments in a state-of-the-art new facility for dust removal.

Belgo's industrial units monitor their own atmospheric emissions. The Juiz de Fora and João Monlevade units also monitor air quality for the city government in these two leading Minas Gerais cities.


Particulate Emission Evolution (kg/t steel)
(João Monlevade, Vitória, Piracicaba and Juiz de Fora Units)
2.0
1.8
1.6
1.4
1.2
1.0
1.58
1.70
1.54
2000
2001
2002
BETTER


Particulate Emission Rate (kg/ t steel)
(Juiz de Fora Unit)
0.24
0.31
0.23
2000
2001
2002

Belgo's Juiz de Fora unit had the lowest particulate emission rate among all the Company's steelmaking facilities in the year 2002.

Even though it still uses CFC-containg equipment, the Company has been gradually replacing it.

Belgo owns 101,000 hectares of man-made eucalyptus forests and 59,000 hectares of natural forests, managed by its CAF Santa Bárbara subsidiary. These forests allow the Company to have a positive CO_2 intake balance. The Juiz de Fora, Monlevade, Vitória and Piracicaba units jointly emitted 931 kg of CO_2 per ton of steel produced in 2002, according to calculations using the IPCC method (Intergovernmental Panel on Climate Change).

Environmental Impacts

Anchored on the ISO 14001 standard as a reference point and using a specific procedure, Belgo has identified all the environmental aspects and impacts of its activities, products and services, likewise determing their significance. Surveys are followed by control actions, which become part of management programs and of action plans. Integrated management committees are responsible for following up this process.

Solid-Waste Residue Generation

The Company makes on-going investments to reduce the residue generation levels in its mills and plants. Residue management basically accords priority to three programs: minimal residue generation, maximum reuse/recycle, and adequate minimal disposal. In the year 2002, solid waste generation in the João Monlevade, Vitória, Piracicaba and Juiz de Fora industrial units was in the order of 306 kg/tons of steel, with residue reuse reaching 91%.

Distribution of the Residues Generated – 2002 (%)


Final Disposal
9,09
Temporary Disposal
4,37
Internal Disposal
External Disposal
71,11

DI - Internal Disposal – Solid wastes for use in internal activities
DE - External Disposal – Solid wastes for use in external activities
DT - Temporary Disposal – Defined-use residues, awaiting adequate disposal
DF - Final Disposal – Their use still undefined, these residues are allocated to the plant's internal yard



Evolution of Residue Use - (kg/t steel)

(João Monlevade, Vitória, Piracicaba and Juiz de Fora Units)


222
249
274
2000
2001
2002

In the past three years, the evolution in the levels of solid waste-residue reuse showed an increase in the order of 23.4%

Total Residue Generation per Industrial Unit (kg/t)

Unit	2002	2001	2000
Belgo Monlevade	514.8	550.2	534.6
Belgo Juiz de Fora	250.9	250.8	243.6
Belgo Vitória	252.6	178.3	158.1
Belgo Piracicaba	206.8	206.6	138.9
Belgo Sabará	20.4	19.1	13.8
BBA - Belgo Bekaert Arames S/A	39.3	38.9	30.7
BMB - Belgo Mineira Bekaert Artefatos de Arame Ltda.	66.5	75.7	74.2

As measured in kg/t of steel, the total residue generation in the industrial units revealed a 41.7% increase in the Vitória Steelworks, in the year 2002. Compared to the previous year, this has been a frequent across-the-board improvement in the industry, which adopts modern dust removal systems. Thus, the solid residues, which used to be emitted into the atmosphere, are now recovered. The higher amount of total residue generation is explained by the inauguration, in 2002, of a new particulate intake system in the Vitória Mill.



Natural Resources

Rationalizing and reducing the use of natural resources is a permanent Company guideline.

	2002	2001	2000
Total annual power consumption (MWh) *	20,011,648	18,596,793	18,955,701
Annual consumption of self-generated power (MWh) **	353,243	335,646	344,858
*Annual water consumption (m^3)**	6,450,770	11,144,100	22,992,975
*Annual discharge of recirculated water (m^3)**	381,570,847	374,746,605	363,163,089
Annual consumption of fossil fuel (t) *	709,163	687,690	722,651

* Central Office, Sales Offices and Distribution Centers not included.
** Only the Monlevade and Sabará units have self-generated power.

Specific Power Consumption Evolution (MWh/t steel)

(João Monlevade, Vitória, Piracicaba and Juiz de Fora Units)


7.14
6.81
6.95
2000
2001
2002

In the total power consumption needed to produce one ton of steel, the following sources are taken into account: fuels, electric power, water, compressed air, oxygen, nitrogen, steam and raw materials, as per the ABM energy balance standard (Brazilian Association of Metallurgy and Materials).

The 2001 figure is atypical, due to the Brazilian program of power use rationing. Consumption in 2002 was 2.7% below that in the year 2000, representing an availability of 538,000 MWh or the equivalent to power consumption in 250,000 four-person homes, i.e., one million persons.

Between 2000 and 2002, the Company managed to reduce by 6.47 cubic meters the volume of water needed to produce one ton of steel. In annual terms, this number spells out 18 million cubic meters, tantamount to supplying a population of approximately 300,000 persons.


Hydric Resources (João Monlevade, Vitória, Piracicaba and Juiz de Fora Units)
m³/t steel
%
10
8
6
4
2
0
99
98
97
96
95
BETTER
BETTER
8.50
3.90
2.03
95.94
97.52
98.11
2000
2001
2002
Specific Water Consumption
Water Recirculation Rate

In this type of reduction, special mention must be made of the effort to reuse water, which was translated into a 98% water recirculation rate in the year 2002.

Institutional Actions and Awards Received

Belgo is a member of several fora and entities which seek to contribute to the elaboration and implementation of programs, policies and legislation according privilege to sustainable development. The Company units have been acknowledged and received awards for their environmental management. In 2002, Belgo Juiz de Fora was bestowed AMAJ's Green Seal Award, the Merit Environmental Award from the Environmental and Economic Order Office, and the Company of the Year/Environmental Excellence Industrial Center Award.

Forum and Entity Company Membership

Level	Fora or Entities
Federal	Brazilian Steel Institute - Environmental Forum
	Brazilian Environmental Committee - International Chamber of Commerce
	Environmental Technical Division – Brazilian Metallurgy and Materials Association
	Piracicaba, Capivari and Jundiaí River Basin Committee (states of Minas Gerais and São Paulo)
	Doce River Basin Committee (states of Minas Gerais and Espírito Santo)
State	State Environmental Council – Minas Gerais State Federation of Industries
	State Environmental Council – Espírito Santo State Federation of Industries
	Industrial Activities Chamber – Minas Gerais State Environmental Policy Council
	Minas Gerais State Water Resources Council
	Piracicaba and Velhas River Basin Committees (state of Minas Gerais)
	Pampulha Basin Recovery Consortium
City	Environmental Protection Municipal Councils – wherever the Company operates

SOCIAL BALANCE SHEET

(Companhia Siderúrgica Belgo-Mineira – Parent Company, BMP – Belgo-Mineira Participação S/A,
Itaúna Siderúrgica Ltda., BBA – Belgo Bekaert Arames S/A e BMB – Belgo-Mineira Bekaert Artefatos de Arames Ltda. Figures)

1) Calculation Base	2002 (R$ 000)			2001 (R$ 000)			2000 (R$ 000)		
Net Revenue (NR)	2,979,287			2,250,029			1,866,924		
Operating Earnings (OE)	772,774			585,484			419,911		
Gross Payroll (GP)	282,540			199,673			171,346		
2) Corporate Social Indicators	R$ 000	% on GP	% on NR	R$ 000	% on GP	% on NR	R$ 000	% on GP	% on NR
Meals	8,030	2.84	0.27	5,966	2.98	0.27	4,978	2.90	0.27
Transportation	4,779	1.69	0.16	3,753	1.87	0.17	3,938	2.29	0.21
Mandatory Social Security	93,960	33.26	3.15	81,050	40.59	3.60	74,611	43.54	4.00
Private Pension Fund	7,715	2.73	0.26	4,164	2.09	0.19	3,130	1.83	0.17
Healthcare	11,417	4.04	0.38	11,838	5.92	0.53	9,065	5.29	0.49
Work Safety and Medicine	4,126	1.46	0.14	3,569	1.78	0.16	3,114	1.81	0.17
Professional Qualification and Development	5,774	2.04	0.19	3,779	1.89	0.17	3,542	2.06	0.19
Profit Sharing	35,626	12.61	1.20	34,157	17.10	1.52	15,835	9.24	0.85
Others	236	0.08	0.01	217	0.10	0.01	197	0.11	0.01
Total In-House Social Indicators	171,663	60.75	5.76	148,493	74.32	6.60	118,410	69.11	6.34
3) Outside Social Indicators	R$ 000	% on GP	% on NR	R$ 000	% on GP	% on NR	R$ 000	% on GP	% on NR
Education	1,314	0.47	0.04	922	0.46	0.04	1,013	0.59	0.05
Culture	3,812	1.35	0.13	2,473	1.23	0.11	1,731	1.01	0.09
Healthcare and Sanitation	604	0.21	0.02	1,624	0.81	0.07	195	0.11	0.01
Housing, Sports, Leisure and Entertainment, Day-care Centers, Meals	71	0.03	-	77	0.04	-	79	0.05	-
Others	2,057	0.73	0.07	2,384	1.19	0.11	1,258	0.73	0.07
Total Contributions to Society	7,858	2.78	0.26	7,480	3.74	0.33	4,276	2.49	0.23
Taxes (social security excluded)	527,711	186.77	17.71	478,911	239.85	21.28	369,256	215.50	19.78
Total – Outside Social Indicators	535,569	189.56	17.98	486,391	243.59	21.62	373,532	218.00	20.01
4) Environmental Indicators	R$ 000	% on GP	% on NR	R$ 000	% on GP	% on NR	R$ 000	% on GP	% on NR
Related to Corporate Operations	24,416	8.64	0.82	8,857	4.43	0.39	6,660	3.88	0.36
External Programas and/or Projects	788	0.28	0.03	506	0.25	0.02	1,210	0.70	0.06
Total Environmental Investments	25,204	8.92	0.85	9,363	4.68	0.42	7,870	4.59	0.42

(Companhia Siderúrgica Belgo-Mineira – Parent Company, BMP – Belgo-Mineira Participação S/A, Itaúna Siderúrgica Ltda., BBA – Belgo Bekaert Arames S/A e BMB – Belgo-Mineira Bekaert Artefatos de Arames Ltda. Figures)

5) Staff Indicators	2002	2001	2000
Employees – End of Period	6,160	6,267	6,526
Hiring during Period	329	371	396
Outsourced Workers	1,861	1,947	2,408
Workers over 45 Years Old	861	668	679
Female Workers	340	338	340
Women in Management Positions (%)	2.75	2.74	2.82
Nº of Negro Company Workers	2,369	1,564*	1,629*
Negroes in Management Positions (%)	5.49	1.60	1.77
Handicapped Employees	85	30*	22*
6) Corporate Citizenship Exercise – Relevant Information	**2002**	**2001**	**2000**
Highest and Lowest Company Remuneration Ratio	18.40	19.58	20.44
Labor Accidents Total Number	113	149	162
Company-developed Social and Environmental Projects, as defined by:	☐ Directors ☒ Directors and Managers ☒ All Employees	☐ Directors ☒ Directors and Managers ☐ All Employees	☐ Directors ☒ Directors and Managers ☐ All Employees
Safe, Secure, Healthy and Wholesome Workplace Standards, as defined by:	☐ Directors ☐ Directors and Managers ☒ All Employees	☐ Directors ☐ Directors and Managers ☒ All Employees	☐ Directors ☐ Directors and Managers ☒ All Employees
*Private Pension Fund covers**:*	☐ Directors ☐ Directors and Managers ☒ All Employees	☐ Directors ☐ Directors and Managers ☒ All Employees	☐ Directors ☐ Directors and Managers ☒ All Employees
Profit Sharing covers:	☐ Directors ☐ Directors and Managers ☒ All Employees	☐ Directors ☐ Directors and Managers ☒ All Employees	☐ Directors ☐ Directors and Managers ☒ All Employees
In Supplier Selection, the same Ethical, Social Responsibility and Environmental Standards adopted by the Company:	☐ Are Considered ☐ Are Suggested ☒ Are Required	☐ Are Considered ☐ Are Suggested ☒ Are Required	☐ Are Considered ☐ Are Suggested ☒ Are Required
As regards Employee Participation in Voluntary Work Programs, the Company:	☐ Takes No Action ☐ Supports It ☒ Organizes and Encourages It	☐ Takes No Action ☒ Supports It ☒ Organizes and Encourages It	☐ Takes No Action ☒ Supports It ☒ Organizes and Encourages It

** Partial information, corrected in 2002*
*** (NG3)*



SOCIAL PROJECTS DEVELOPED IN THE COMMUNITIES BY THE BELGO-MINEIRA FOUNDATION JOINTLY WITH THE BELGO COMPANIES/UNITS

Category	Project Name	Amount Invested (R$)	
		2002	2001
Education	Quality Teaching Program	443,463.91	435,479.56
Sex Education	Affection–Sex Education Program	86,613.79	207,152.91
Environmental Education	Environmental Circuit	234,650.00	222,500.00
	Belgo Environmental Award	389,824.16	267,087.29
Healthcare	"Seeing is Living" Sharp Vision Program	26,443.48	54,00.,00
	"Hear Well to Learn Better" Good Hearing Program	81,197.47	-
	"Always Smiling" Buco–Dental Health Program	49,327.98	-
	Result–Focused Management Improvement Program (BELGO-FHEMIG Project)	305,196.40	1,525,982.00
Culture	"Blazing Cultural Trails – Belgo Circuit" Program	1,798,667.00	831,346.00
	"Always a Pleasant Chat" Program	320,000.00	177,000.00
	"Culture in School" Program	711,424.00	310,704.00
	"Roots" Program	313,378.00	-
	Other Projects	603,250.00	-
Volunteering	"Pro-Volunteer" Program	37,486.52	60,000.00
Children and Adolescent Support	"Citizens of Tomorrow" Program	1,169,094.06	764,997.89
TOTAL		6,570,016.77	4,856,249.65





SOCIAL PROJECTS DEVELOPED IN THE COMMUNITIES BY THE BELGO-MINEIRA FOUNDATION JOINTLY WITH THE BELGO COMPANIES / INDUSTRIAL UNITS

AFFECTION-SEX EDUCATION PROGRAM

Target Public	5th to 8th grade students in 20 City and State public schools adopting the Quality Teaching Program
Start	April 2000
Target Population	Approximately 9,000 students
Cities/Regions Reached	MG – João Monlevade, Contagem, Vespasiano, Juiz de Fora ES – Cariacica
Features and Objectives	In partnership with the Minas Gerais State Offices of Education and Health, City Governments, the Odebrecht Foundation and the Belgo-Mineira Employee Benefit Association, this Program aims at qualifying educators, healthcare professionals and teenagers in matters related to sexuality and reproductive health.
Results	*Process Indicators:* 382 educators and healthcare professionals (70% of the universe) were prepared – on the average, absorbing 75% of the content presented. 100% of the schools are carrying out educational-participative-preventive actions. 100% of the schools run teenager projects. In Vespasiano and João Monlevade this Program has been institutionalized and expanded to all local public schools. A total of 350 educators and healthcare technicians have already been trained. *Result Indicators:* Significantly positive variations in the variables related to sexuality and reproductive health knowledge, attitudes and practices, among adolescents in the Program, as surveyed by CEMICAMP and compared to the base line developed prior to the start of the Program.

QUALITY TEACHING PROGRAM

Target Public	1st to 8th grade students
Start	August 1999
Target Population	24 Schools, 1,245 professionals (school principals, supervisors and teachers) 18,300 students, 9,100 families
Cities/Regions Reached	MG – João Monlevade, Contagem, Vespasiano, Juiz de Fora ES – Cariacica SP – Piracicaba
Features and Objectives	The Quality Teaching Program's paramount goal is to improve the basic eight-year elementary teaching in City and State public schools, aiding them to develop a teaching and learning standard which will keep students in school, reduce grade flunking and the number of school dropouts. In each city, the four schools in the Program are open to changes. The Program's technical part is handled by consultors specialized on public education, emphasizing school management or teacher qualification. The program involves the whole school community – namely, students, parents, teachers, supervisors, staff, principals, city education officials and regional school superintendency officers.
Results	Vespasiano (emphasis on school management systems) *Result Indicators:* This Program has become public policy and has been expanded by the City Office of Education to all 19 schools in the network. The municipal public elementary school network has been upgraded to a Municipal Teaching System. The students' learning evaluation, at the end of 2002, showed improvement ranging from 30% to 40% in reading, oral expression, writing, calculus and problem solving, as compared to their levels in early 2001. Significant progress has also taken place in family participation in the schools as well as the participation of several other community segments. João Monlevade (emphasis on teacher qualification) *Process Indicators:* All 60 members of the formation group were trained and qualified in school management, curriculum and evaluation as well as in Portuguese, Sciences, Geography and Mathematics. This Program has contributed to a significant improvement in the adoption of new pedagogical practices, collective teaching planning, parents' and students' participation in school, and group study practices. The Program has led to the elaboration of the first "City Education Plan – 2003/04", tapping contributions from several segments in the school community and in the local society.

Results

Piracicaba (emphasis on teacher qualification)

Process Indicators: In this city the Program started in 2001 and, in this short time, 50% of the formation group members have already been qualified in school management, pedagogical practices in Portuguese, Sciences, Geography and Mathematics, in project elaboration to foster parent, student and community participation, in solving learning difficulties as well as in documenting and following school projects.

Contagem, Juiz de Fora and Cariacica

Even though results have been secured in individual schools, the Program has been suspended in these communities, pending the solution of operational matters with the respective City Offices of Education or Regional Teaching Superintendencies.



ENVIRONMENTAL CIRCUIT PROGRAM

Target Public	School communities participating in the Quality Teaching Program
Start	February 2001
Target Population Cities/Regions Reached	20,000 students/educators/staff MG – João Monlevade, Contagem, Vespasiano, Juiz de Fora ES – Cariacica SP – Piracicaba
Features and Objectives	The Environmental Circuit aims at making people aware of how important it is to preserve the environment and to have wholesome relations with all living beings in this planet. This Program follows the guidelines and parameters of LDB (Basic School Guidelines Legislation) and of Federal Law nº 9,795 on environmental education. It is a speech-extrapolating Program, featuring practical every-day experiences developed around themes such as solid waste selective collection, formation of Environmental Councils, cultural support actions – art workshops with recycable materials, theater workshops and productions – the creation and development of Agenda 21, Environmental Circuit Youngsters, Planting the Future Project (training of educators and students on plant species, planting trees and monitoring their development).
Results	*Process Indicators:* 250 certified counselors, 30 teachers with Agenda 21 qualification, 44 runs of "The Four Elements" stage play, 440 workshops for students, 24 runs of the play "The Current Hot Topic", 24 activities related to the theme "Requests from the Earth", participation of 14 of the 24 schools in Ecolatina Jovem (Young Eco Latin), donation of 20,000 seedlings for planting, partnerships with associations of recycable-material pickers for collection of material in the six municipal schools participating in the Program. *Result Indicators:* Piracicaba – A total of 2,599 kg of paper, 242 kg of plastic, 41 kg of metal were collected between May and November 2002, following the implementation of containers. The Program has become public policy in the city.

BELGO ENVIRONMENTAL AWARD

Target Public	Employees of the Belgo Companies, the employees' children and dependants Students enrolled in the public and private elementary schools in the communities influenced by the Belgo Companies.
Start	March 1992
Target Population	240,000 students and educators in 623 schools, 2,137 children of employees
Cities/Regions Reached	33 cities in the states of Minas Gerais, Espírito Santo and São Paulo
Features and Objectives	The Belgo Environmental Award is broken down into the School Community and Industry categories. It seeks to promote greater child and teenager awareness of ecological and environmental issues, as well as to encourage Belgo Companies employees to improve eco-efficiency in the mills and plants. Every year the Award has a different topic, object of teacher and student publications. The papers submitted by the students are either writings or drawings, depending on their age. In the industrial category, employees submit projects.
Results	*Process Indicators:* 88,996 writings submitted, 151,072 drawings submitted, 18 projects submitted by 109 employees


UREZA

SHARP VISION PROGRAM - SEEING IS LIVING

Target Public	Students from 1st to 8th grades in elementary schools participating in the Quality Teaching Program
Start	August 2000
Target Population	10,000 students
Cities/Regions Reached	MG – João Monlevade, Contagem, Vespasiano, Juiz de Fora ES – Cariacica SP – Piracicaba
Features and Objectives	This Program aims at rehabiliting students' eyesight, referring severe cases for surgery and making educators and parents conscious and aware of this problem. The Program is carried out in partnership with specialized entities and city governments.
Results	*Result Indicators:* Number of eyesight tests: .... 12,428 Number of medical exams: .... 1,345 Number of pairs of eyeglasses given out: .... 492 Number of supplementary exams: 38

GOOD HEARING PROGRAM - HEAR WELL TO LEARN BETTER

Target Public	Students from 1st to 4th grades in elementary schools participating in the Quality Teaching Program
Start	February 2002
Target Population	10,000 students
Cities/Regions Reached	MG – João Monlevade, Contagem, Vespasiano, Juiz de Fora ES – Cariacica SP – Piracicaba
Features and Objectives	This Program strives to detect, diagnose and solve hearing problems in children enrolled in public elementary schools. It is developed in partnership with specialized entities and city governments.
Results	Result Indicators: Number of hearing tests:........ 7,747 Number of medical exams:........ 1,079 Number of hearing aids given out: .... 35 Number of surgery indications: .... 10 Number of earwax cerumens removed:........ 176 Number of strange bodies removed: .... 11 Number of children referred for clinical treatment: 73

BUCO-DENTAL HEALTH PROGRAM - ALWAYS SMILING

Target Public	Students from 1st to 4th grades in elementary schools participating in the Quality Teaching Program
Start	November 2001
Target Population	2,783 students
Cities/Regions Reached	Piracicaba – SP
Features and Objectives	This Program comprises a preventive and a curative stage. Prevention activities include educational lectures, tooth brushing workshops, dental appointments, clinical exams, diet analysis, risk analysis of cavities and other buco-dental ills, patient selection for treament, fluoride applications, sealants and fluoride varnishes. Tooth restauration and extractions, dental protheses, root canal treatment and other types of assistance are provided during the curative stage. A control program will also be implemented, following the two stages. This Program is developed in partnership with UNICAMP – State University at Campinas, the Piracicaba Dental School, APCD – São Paulo Association of Dental Surgeons and the Piracicaba city government.
Results	*Result Indicators:* *Preventive Stage* - A round of educational lectures and tooth-brushing workshops takes place every quarter. Number of dental appointments: .... 2,297 Number of clinical exams: .... 776 Number of sealant applications: .... 399 Number of fluoride applications: .... 440 *Healing Stage* Number of tooth–filling restorations: .... 2,558 Number of permanent tooth extractions: .... 16 Number of milk tooth extractions: .... 325 Number of anesthesias: .... 984 Number of pulpotomies/pulp protection: .... 379 Number of X-rays: .... 111 Number of endodonties: .... 21 Number of bacteria plaque removals: .... 98 Number of students in need of treatment: .... 1.269 Number of full treatments concluded: 515

RESULT-FOCUSED MANAGEMENT IMPROVEMENT PROGRAM (PAG)

Target Public	Managers, staff and employees of 13 of the 23 hospitals in the FHEMIG network – Minas Gerais State Hospital Foundation
Start	March 2001
Target Population	The Belo Horizonte and its Metropolitan Region population using state public hospitals
Cities/Regions Reached	The Greater Belo Horizonte Metropolitan Region
Features and Objectives	This Program is a partnership between Belgo and FHEMIG, run by the Managerial Development Foundation – FDG. Some 3,300 daily appointments are provided by FHEMIG, whose actions are extremely relevant to the state of Minas Gerais. In 1999, FHEMIG made available 23,775 surgeries, 1,077,467 appointments and 2,019,302 complementary exams and diagnoses. In its extremely complex personnel structure, there are four different legal labor conditions. Management qualification is either very poor or altogether non existent. The institution shows great discrepancy in the performance level of its various units; hospitalization averages are lenghty; so is the waiting time for patients to be seen and hospitalized; inventory control is defficient; revenue is lost due to lack of adequate documentation and paper work; funds for investments are scarce. Given such a sorry situation, the PAG Program was developed, so as to provide FHEMIG with a consistent, integrated management system, allowing it to reach its goals and to play its proper role within the State Health Policy.
Results	*Process and Result Indicators:* ◦ a 36% reduction in the number of cancelled surgeries; a gain of 198 surgeries/month; ◦ an 11.72% reduction in the number of cesarian childbirths; ◦ a 26.7% increase in the use of its installed capacity; ◦ a 4.69% reduction in the number of unmet appointments; ◦ a R$ 200 thousand/year reduction in oxygen consumption in just one of its units; ◦ delayed hospital discharges were reduced from 50% to 29.5%; ◦ a 17% to 96.8% increase in the number of scheduled exams with a maximum 3-day waiting time; ◦ a 98 to 153 increase in the number of surgeries/month; ◦ a 6.2% to 1.5% decrease in exam-result delays; ◦ average waiting time in check-in counter for paperwork was reduced from 41 to 14 minutes; ◦ a 5.5% to 92.2% increase in the percentage of suppliers paid without delay; ◦ an 11.7% to 6.8% reduction in the percentage of accidental extubations; ◦ an 11.9% to 5.9% reduction in the number of pneumothorax occurences.

BLAZING THE CULTURAL TRAILS PROGRAM - BELGO CIRCUIT

Target Public	General public, Belgo employees and their relatives
Start	October 2000
Target Population	Approximately 90,000 persons
Cities/Regions Reached	MG – Sabará, João Monlevade, Bom Despacho, Martinho Campos, Vespasiano, Contagem, Itaúna, Juiz de Fora, Santos Dumont SP – Piracicaba ES – Cariacica
Features and Objectives	This Program encompasses a whole set of projects in the areas of circus, theater, music, dance and art workshops. It is mobile and free of charge, with a permanent agenda of 3 shows a month in each city. It also promotes the work of local artists, through their participation in the circuit. In addition to offering leisure and cultural space, the Program also seeks to contribute to the improvement of living conditions and social insertion. It received several awards in 2002, among them the ECO Award from the American Chamber of Commerce, in the Culture category.
Results	*Result Indicators:* Projects inserted in the circuit .... 28 Presentations and shows .... 237 Cities .... 11 Number of participants .... 86,754 Partnerships developed in the communities .... 14 Temporary work stations generated for the project 1,200



ALWAYS A PLEASANT CHAT PROGRAM

Target Public	General public interested in the Program's topics
Start	January 1999
Target Population	Approximately 30,000 persons
Cities/Regions Reached	Belo Horizonte - MG
Features and Objectives	This is a lecture Program, followed by debates between the speaker and the audience, involving also the launching of books, films, videos and CDs. Its objective is to contribute to the expansion of overall public knowledge and to encourage the exchange of ideas in topics from the most varied areas of knowledge.
Results	*Process Indicators:* Through the support of the Belgo Volunteer Committees, donated clothing, blankets and food were collected in campaigns promoted during events featuring artists and speakers such as Ney Matogrosso, Pato Fú, Arnaldo Antunes, Marcelo Gleiser, Frei Beto, Rose Marie Muraro and Leonardo Boff. *Result Indicators:* Number of lectures and events .... 103 Attendance 27,000

CULTURE IN SCHOOL PROGRAM

Target Public	Students, teachers and staff from the schools participating in the Quality Teaching Program
Start	March 2001
Target Population	Approximately 20,000 persons
Cities/Regions Reached	MG – João Monlevade, Vespasiano, Contagem, Juiz de Fora SP – Piracicaba ES – Cariacica
Features and Objectives	This Program comprises projects in the areas of circus, theater, music, dance, folklore and workshops. The school teachers participate in choosing the projects and in deciding the number of events, according to pedagogical interest and performance capacity. The minimal agenda calls for two monthly events in each school. The Program complements curriculum activities and contributes to the promotion of leisure and life quality in the schools.
Results	*Result Indicators:* Number of events .... 389 Workshops for school teachers 12

P

ROOTS PROGRAM

Target Public	Artists, handcrafters, cultural producers, cultural service providers, culture, tourism and education city officials
Start	March 2002
Target Population	Approximately 9,900 persons
Cities/Regions Reached	MG – João Monlevade, Vespasiano, Contagem, Juiz de Fora, Sabará, Bom Despacho, Itaúna SP – Piracicaba ES – Cariacica
Features and Objectives	This Program holds qualification workshops for members of the cultural chain. Local artists exhibit their output in the participating cities and tours are organized with selected groups. The Program has also encouraged the formation of cultural-producers associations in several cities.
Results	*Result Indicators:* Number of workshops .... 9 Number of cultural managers trained .... 171 Number of local fairs and exhibits .... 6 Number of artists participating in "Roots" .... 95 Number of "Roots" events .... 19 Number of artists participating in "Trails" .... 45 Number of "Trails" events .... 25 "Roots" events attendance .... 4,250 "Trails" events attendance 5,600



OTHER CULTURAL PROJECTS

Target Public	Artists, handcrafters, culturai producers, cultural institutes and foundations
Start	January 1999
Target Population	Between 35,000 and 40,000 persons
Cities/Regions Reached	Several cities in the Brazilian Southeast
Features and Objectives	Making use of culture-incentive legislation, this Program provides financial support to third parties' cultural projects.
Results	*Process Indicators:* Cultural Projects Supported ◦ "Word of Mouth in the Park" – Minas music band presentations ◦ "The Waiter's Family", Regina Spósito, Kickoff Theater Troupe, "Speaking of Life" and "The World's Largest Flower" stage plays – theater and music events are also held ◦ Restoration of famed colonial barroque Churches and of the Murilo Mendes Cultural Center ◦ Christ's Passion Holy Week Pageantry – Piracicaba – SP ◦ Colonial and Ancient Music International Festival – Juiz de Fora – MG ◦ The Federal University of Ouro Preto's Experimental Orchestra – Ouro Preto – MG ◦ Social Action through Music – study grants and scholarships for young musicians – Juiz de Fora – MG ◦ Belgo Piracicaba Music Choral ◦ Brazil's Colony and Empire Historic Dictionary

PRO-VOLUNTEER PROGRAM

Target Public	Belgo employees and their relatives
Start	July 2000
Target Population	Belgo employees and external institutions benefitting from volunteer work
Cities/Regions Reached	MG – João Monlevade, Juiz de Fora, Sabará, Contagem, Belo Horizonte SP – Piracicaba ES – Cariacica
Features and Objectives	This Program seeks to offer volunteer-action opportunities to Belgo employees and their families, for the benefit of philantropic institutions or social projects. As the "Pro-Volunteer" name implies, employee participation is voluntary and the volunteers themselves manage the Program, deciding its focus and action. All the Belgo Companies do is to encourage the Program and to offer organizational support.
Results	*Result Indicators:* Number of volunteer committees installed .... 7 Number of volunteer employees .... 500 Number of campaigns held .... 33 Number of collective-participation works .... 6 Number of benefitted entities 157

CITIZENS OF TOMORROW PROGRAM

Target Public	Belgo's own and outsourced personnel and their families, clients, suppliers
Start	September 1999
Target Population	Children and teenagers served by member entities of the Councils for Child and Adolescent Rights
Cities/Regions Reached	MG – Belo Horizonte, João Monlevade, Juiz de Fora, Sabará, Contagem, Carbonita, Santos Dumont, Bom Despacho, Vespasiano, Martinho Campos, Itaúna SP – Piracicaba, Hortolândia ES – Cariacica BA – Feira de Santana
Features and Objectives	This Program mobilizes, organizes and implements efforts by Belgo employees and their relatives, suppliers and clients, so that part of their Income Tax be donated to entities helping children and adolescents in social-risk situations. As a way of promoting greater employee participation, on their behalf the Belgo Companies anticipate up front the monetary amounts they intend to donate to the Childhood and Adolescence Funds, and are reimbursed in installments, without the burdens of interest and monetary adjustment.
Results	Result Indicators:

Result Indicators	2002	2001
◦ Total amount raised	R$ 1,148,144.77	R$ 749,997.89
◦ Employee donations	R$ 376,884.77	R$ 315,680.84
◦ Belgo Companies donations	R$ 753,500.00	R$ 402,500.00
◦ Supplier, client, employee relative donations	R$ 10,100.00	R$ 31,817.05
◦ Number of participating employees	701	872
◦ Number of benefitted entities	ND	26
◦ Number of cities involved	15	13



SOCIAL PROJECTS DEVELOPED IN THE COMMUNITIES BY THE BELGO COMPANIES IN 2002

Category	Project Name	Objective	Amount Invested (R$)
Culture	Belgo Juiz de Fora Music Choral	To promote the Music Choral presentations in the community	32,948.49
	Cultural Action – João Monlevade	To support cultural projects	30,000.00
Education	Support to Education Program – João Monlevade	To contribute to the development of educational projects	80,000.00
Environmental Education	Nature's House – Juiz de Fora	To promote environmental and ecological awareness	97,719.00
	A Belgo Piracicaba Day	To show coherence in the production–sustainability balance, to promote selective collection of garbage and trash, to offer technical guidance	21,713.00
	Fresh Sweet Water – Piracicaba	To promote awareness of hydric resources management	7,830.00
	Environmental Education – Piracicaba	To contribute to the implementation of green areas in the community next to the industrial unit	2,654.00
	Environmental Education – João Monlevade	To contribute to the environmental awareness of elementary-grade students and teachers	150,000.00
The Environment	Environmental Recovery and Protection Program – João Monlevade	To contribute to and participate in community projects for environmental preservation and protection	700,000.00
	Manuelzão (Big Manny)	Basic sanitation and environmental preservation of the Mata river basin	12,000.00
Child and Adolescent Support	Project Childhood and Adolescence Support Program – João Monlevade	To aid entities providing assistance to youngsters socially at risk	30,000.00
	Little Gardner – Juiz de Fora	To contribute to the professional qualification of needy youngsters in social-risk situations	82,282.12

Category	Project Name	Objective	Amount Invested (R$)
Community	Economic Development Support Program – João Monlevade	To contribute to the city's economic development	120,000.00
	Juiz de Fora Development Agency	To contribute to the development of Juiz de Fora and surrounding cities in Southeastern Minas Gerais	51,249.60
	Citizen Company Program – João Monlevade	To financially support the development of infrastructure and know-how community projects	300,000.00
	Sunday on the College Campus – Juiz de Fora	Partnership with the Juiz de Fora Federal University (UFJF) to foster the development of leisure, recreation, art and social activities for the needy and the poor	48,000.00
	Belgo Community – Piracicaba	To provide health, educational, cultural and environmental activities to those who dwell near and around the industrial unit	15,108.44
	Cariacica in Action – Cariacica	Through convenia with several Cariacica City Offices, to provide health, entertainment, general information and document-issuing services to the population near and around the industrial unit	90,481.00
Healthcare	Health Support Program – João Monlevade	To assist in the payment of medical and dental appointmens and in supplying equipment and oxygen to needy institutions and persons	30,000.00
	Child Cancer Treatment	To provide financial support to children undergoing cancer treatment	4,288.74
Handicapped	Hiring Handicapped Personnel	To offer traineeship and training to disadvantaged needy persons	8,640.00
Total			1,914,844.39

HISTORIC BACKGROUND

Companhia Siderúrgica Belgo-Mineira was founded in 1921, an association of Brazilian and European capital, represented by Luxembourg's ARBED. It started steel production in Sabará (state of Minas Gerais) and, in the thirties, built the Monlevade Steelworks, in João Monlevade, also in Minas.

In the 40s and 50s, offering a wide-ranging product line, Belgo accounted for 50% of Brazil's steel output. The company played a major role in the formation of future Brazilian steelmaking personnel.

The current reality of the Belgo companies dates back to the early sixties, brought about through upstream and downstream integration of steel production and diversification up to a certain level. The first joint-venture with Belgium's Bekaert Group occurred in the seventies.

In the 90s, Belgo redefined its focus, concentrating on its core-business steelmaking areas, emphasizing the production of rolled products for civil construction and drawn products, through joint-ventures.

Now, at the dawn of this new century, Belgo has been expanding its presence in the American continent, acquiring plants and mills in Latin America and in North America. Its majority shareholder is ARCELOR, created in 2002, as the outcome of the merger of the European ARBED, ACERALIA and USINOR groups.



NG1 - The average salary represents the average of the average salaries in the units covered by the social report. The top and bottom salary amounts, as well as the lowest cash-paid salary, are averages among the units in the social report. Directors are not included in the top salary calculation.

NG2 - The private pension amounts are actual cash outflows made every year, to pay for such pension. Credit compensation in Bradesco Previdência has not been taken into account.

NG3 - In the units incorporated into the Company in recent years, not all their personnel come under the private pension.



TRANSPARENT ACTIONS

Trust, integrity and respect are hallmark principles guiding Belgo's relations with its shareholders, clients, investors, suppliers, labor unions, government, other stakeholders and society at large.

Chief among the Company initiatives is customer satisfaction improvement. Towards this end, a diversified product line is offered, the distribution system has been expanded and the shareholders receive all information pertaining to their investment.

Its outstanding social actions and managerial performance have earned Belgo acknowledgement and rewards from entities, institutions and fellow companies, in and out of Brazil.


FINANCIAL
STATEMENTS
BELGO. EXCELÊNCIA EM AÇO. ÉTICA NAS AÇÕES.
(BELGO. EXCELLENCE IN STEEL. ETHICS IN ACTIONS/SHARES.)
BELGO
Grupo Arcelor

FISCAL AUDIT BOARD TECHNICAL OPINION

We have examined Companhia Siderúrgica Belgo-Mineira's Management Report for the 2002 financial year, its Balance Sheet on December 31, 2002 and the corresponding Statement of Income, Stockholders' Equity Changes as well as the Sources and Uses of Funds for the financial year ending December 31, 2002, prepared and submitted under Company Management's responsibility and in due compliance with Brazil's Corporate Law.

Based on this exam and on the Independent Auditors' Technical Opinion Report on the aforementioned accounting statements, we deem that said documents should be approved by the Shareholders' General Meeting.

Belo Horizonte, February 25, 2003

Augusto Octavio Leite Canabrava
Sérgio Paulo Silva
Paulo Conte Vasconcellos
Ney de Oliveira e Silva
Júlio César Pereira de Andrade

REPORT OF INDEPENDENT ACCOUNTANTS

January 17, 2003 except for Note 24, dated February 14, 2003

To the Board of Directors and Stockholders
Companhia Siderúrgica Belgo-Mineira

1 We have audited the accompanying balance sheets of Companhia Siderúrgica Belgo-Mineira (Parent company) and the consolidated balance sheets of Companhia Siderúrgica Belgo-Mineira and subsidiary companies (Consolidated) as of December 31, 2002 and 2001, and the related statements of income, of changes in stockholders' equity and of changes in financial position of the parent company as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Siderúrgica Belgo-Mineira and of Companhia Siderúrgica Belgo-Mineira and subsidiary companies at December 31, 2002 and 2001 and the results of operations, the changes in stockholders' equity and the changes in financial position of Companhia Siderúrgica Belgo-Mineira as well as the consolidated results of operations and of changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4 We conducted our audits in order to issue an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of cash flow and of added value, which are presented to provide additional information on Companhia Siderúrgica Belgo-Mineira (Parent company and Consolidated), are not required as an integral part of the financial statements. The statements of cash flow and of added value were submitted to the auditing procedures mentioned in the second paragraph and, in our opinion, are properly presented in all material respects in relation to the financial statements taken as a whole.

5 As mentioned in Notes 7 (b) and 24, subsidiary Belgo-Mineira Participação Indústria e Comércio S.A. concluded negotiations and signed agreements involving the purchase of receivables of certain creditors from Mendes Júnior Siderurgia S.A. for R$ 468,808 thousand (2001 – R$ 307,325 thousand). On December 17, 2002, this subsidiary formalized a notice of its intent to exercise the option of purchasing the shares of Mendes Junior Siderurgia S.A. The continuity of operations of this subsidiary and the recovery of the receivables are subject to the maintenance of the process of acquisition of shareholding control of Mendes Júnior Siderurgia S.A.

6 As mentioned in Note 7 (c), Belgo-Mineira Uruguay S.A. acquired 20.44% of the capital of Acindar Industria Argentina de Aceros Sociedad Anónima during 2000 and 2001. The Argentine economic situation has been adversely impacted since December 2001. Events are still emerging and various actions have been announced by the Argentine Government. The continuity of operations of this associated company and the recovery of its assets depend on the outcome of the Argentinean economic and political situation, as well as on negotiations with creditors. The Company has set up a provision in an amount considered sufficient by management to cover any losses with Acindar.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "S" MG

Rogério Roberto Gollo
Partner
Accountant CRC RS044214 "S" MG

BALANCE SHEET

At December 31 - In thousands of reais

	PARENT COMPANY		CONSOLIDATED	
Assets	2002	2001	2002	2001
Current assets				
Bank accounts	1,883	1,137	17,226	15,712
Financial investments	420,363	385,112	517,595	427,631
Trade accounts receivable	221,512	145,012	464,689	350,224
Inventories	258,698	210,041	489,358	388,752
Other receivables	68,693	70,519	120,601	98,075
	971,149	811,821	1,609,469	1,280,394
Long-term receivables				
Income tax and social contribution recoverable	82,263	72,849	107,057	120,360
Compulsory deposits and judicial values	128,650	93,677	213,140	150,399
Receivables from subsidiary and associated companies	607,059	570,916	376,369	165,681
Financial investments			224,513	
Other receivables	27,462	33,564	68,120	118,603
	845,434	771,006	989,199	555,043
Permanent assets				
Investments				
Subsidiary and associated companies	605,255	535,069	132,087	200,707
Receivables from Mendes Júnior Siderurgia S.A.			468,808	307,325
Other investments	4,471	2,197	20,190	40,305
Property, plant and equipment	1,222,113	1,154,729	1,941,672	1,901,470
Deferred charges	59,222	56,951	63,533	63,837
	1,891,061	1,748,946	2,626,290	2,513,644
Total Assets	**3,707,644**	**3,331,773**	**5,224,958**	**4,349,081**

The accompanying notes are an integral part of these financial statements.

	PARENT COMPANY		CONSOLIDATED	
Liabilities and Stockholders' Equity	2002	2001	2002	2001
Current liabilities				
Suppliers	154,453	69,271	254,031	115,720
Salaries and related charges	46,036	23,198	72,525	46,076
Financings	257,208	333,967	392,081	516,337
Debentures	8	5,043	22,119	21,035
Dividends and interest on equity	81,095	57,392	86,411	66,610
Provision for contingencies	183,146	11,152	107,824	31,104
Other payables	138,472	69,118	330,158	151,725
	860,418	569,141	1,265,149	948,607
Long-term liabilities				
Financings	339,870	401,123	829,287	634,959
Debentures	15	54,554	216,559	191,985
Provision for contingencies	212,238	290,678	249,761	312,167
Provision for income tax	3,575	4,385	3,348	3,744
Other payables	935	6,116	175,780	52,099
	556,633	756,856	1,474,735	1,194,954
Minority interest in net equity of subsidiary companies			209,142	205,299
Stockholders' equity				
Capital	1,368,891	765,423	1,368,891	765,423
Capital reserves	179,984	205,298	179,984	205,298
Revaluation reserves	87,969	87,969	87,969	87,969
Revenue reserves and retained earnings	653,749	947,086	639,088	941,531
	2,290,593	2,005,776	2,275,932	2,000,221
Total Liabilities and Stockholders' Equity	**3,707,644**	**3,331,773**	**5,224,958**	**4,349,081**

STATEMENTS OF INCOME

Years Ended December 31 - In thousands of reais

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Gross sales and services rendered				
Local	1,808,923	1,396,742	3,357,827	2,685,704
Export	403,956	280,911	727,931	400,749
	2,212,879	1,677,653	4,085,758	3,086,453
Deductions, mainly sales tax (ICMS) and freight	(516,548)	(395,305)	(918,672)	(717,619)
Net sales and services rendered	1,696,331	1,282,348	3,167,086	2,368,834
Cost of sales and services rendered	(1,070,306)	(846,719)	(1,842,766)	(1,439,835)
Gross profit	626,025	435,629	1,324,320	928,999
Operating (expenses) income				
Selling	(58,769)	(57,791)	(137,945)	(94,041)
General and administrative	(76,539)	(57,581)	(139,055)	(106,382)
Investments in subsidiary and associated companies				
. Equity in the results	87,875	104,739	41,264	13,309
. Provision for losses in associated company		(120,113)		(120,113)
. Goodwill/negative goodwill			(737)	(6,061)
Employees profit sharing	(34,971)	(19,975)	(51,965)	(35,351)
Financial expenses, net	(45,588)	(40,361)	(221,542)	(131,758)
Other operating expenses, net	(21,572)	(914)	(145,698)	(78,665)
	(149,564)	(191,996)	(655,678)	(559,062)
Operating profit	**476,461**	**243,633**	**668,642**	**369,937**
Non-operating (expenses) income, net	(60,812)	(42,165)	(92,654)	(83,643)
Profit before taxation and statutory attributions	415,649	201,468	575,988	286,294
Income tax	(64,607)	(20,632)	(150,849)	(54,321)
Social contribution	(27,192)	18,170	(57,512)	4,268
Statutory attributions	(4,840)	(3,400)	(5,936)	(4,080)
Net income before minority interest in subsidiary companies	319,010	195,606	361,691	232,161
Minority interest in results of subsidiary companies			(44,449)	(38,649)
Net income for the year	319,010	195,606	317,242	193,512
Net income for the year per thousand shares - R$	**45.03**	**28.92**		

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN FINANCIAL POSITION

Years Ended December 31 - In thousands of reais

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Financial resources were provided by				
Operations				
Net income for the year	319,010	195,606	317,242	193,512
Expenses (income) not affecting working capital				
Long-term monetary variations and interest, net	70,615	26,692	126,037	44,887
Provision for losses/contingencies	(22,993)	129,520	(22,993)	138,626
Equity in the results of subsidiary and associated companies	(87,875)	(104,739)	(40,527)	(7,248)
Depreciation, amortization and depletion	78,754	75,501	145,576	126,028
Residual value of permanent assets sold or disposed of	13,118		53,994	18,232
Minority interest in results of subsidiary companies				
Long-term income tax			44,449	38,649
Other	(9,698)	(31,961)	9	(32,886)
		(1,250)		(1,250)
	360,931	289,369	623,787	518,550
Dividends and interest on equity received and receivable				
from subsidiary companies	72,776	62,029	1,797	1,295
Other			89,884	6,629
	72,776	62,029	91,681	7,924
From stockholders				
Capital increase	56,450	42	56,456	52
From third parties				
Financings	112,077	145,015	508,931	209,872
Capital reduction of subsidiary companies		355,065		1,206
Other	68,723	94,082	82,075	106,511
	180,800	594,162	591,006	317,589
Total funds provided	**670,957**	**945,602**	**1,362,930**	**844,115**
Financial resources were used for				
Permanent assets				
Investments	3,536	8,725	138,284	75,782
Property, plant and equipment	155,120	130,331	228,922	210,659
Deferred charges	8,443	4,091	8,707	5,386
	167,099	143,147	375,913	291,827
Long-term receivables	100,380	445,416	394,246	223,322
Prior year adjustment		3,933		3,933
Long-term liabilities				
Transfer to current liabilities	444,784	254,938	444,896	322,677
Others		925	3,877	2,665
	444,784	255,863	448,773	325,342
Dividends and interest on equity	90,643	76,868	131,465	100,193
Total funds used	**802,906**	**925,227**	**1,350,397**	**949,617**
Increase (decrease) in working capital	**(131,949)**	**20,375**	**12,533**	**(105,502)**
Current assets				
At the end of the year	971,149	811,821	1,609,469	1,280,394
At the beginning of the year	811,821	857,054	1,280,394	1,279,197
	159,328	(45,233)	329,075	1,197
Current liabilities				
At the end of the year	860,418	569,141	1,265,149	948,607
At the beginning of the year	569,141	634,749	948,607	841,908
	291,277	(65,608)	316,542	106,699
Increase (decrease) in working capital	**(131,949)**	**20,375**	**12,533**	**(105,502)**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In thousands of reais

		CAPITAL RESERVES		REVALUATION RESERVES	
	Capital	Treasury stock	Fiscal incentives and other	Own	Subsidiari
At December 31, 2000	765.381	(3,149)	208,447	69,464	29,6
Capital increase (Note 11(a))	42				
Partial realization of reserves				(11,110)	
Supplementary dividends paid per thousand shares (R$ 1.70 for common shares and R$ 1.87 for preferred shares)					
Social contribution on revaluation reserves					
Prior years adjustment (Note 21)					
Net income for the year					
Appropriation of net income					
. Constitution of reserves					
. Interest on equity proposed per thousand shares (R$ 9.32 for common shares and R$ 10.25 for preferred shares)					
At December 31, 2001	765,423	(3,149)	208,447	58,354	29,61
Capital increase (Note 11 (a))	56,450				
Capitalization of reserves	547,018		(25,314)		
Net income for the year					
Appropriation of net income:					
. Constitution of reserves					
. Interest on equity proposed per thousand shares (R$ 12.37 for common shares and R$ 13.61 for preferred shares)					
At December 31, 2002	1,368,891	(3,149)	183,133	58,354	29,61

The accompanying notes are an integral part of these financial statements.

REVENUE RESERVES						
Legal	Statutory	Unrealized profits	Retention of profits	For capital increase	Retained earnings	Total
75,571	**403,786**	**47,456**	**116,825**	**113,148**	**65,309**	**1,891,853**
						42
	35,572	(47,456)			22,994	
					(11,884)	(11,884)
					(924)	(924)
					(3,933)	(3,933)
					195,606	195,606
9,780	120,841				(130,621)	
					(64,984)	(64,984)
85,351	**560,199**		**116,825**	**113,148**	**71,563**	**2,005,776**
						56,450
(85,351)	(134,817)		(116,825)	(113,148)	(71,563)	
					319,010	319,010
15,951	212,416				(228,367)	
					(90,643)	(90,643)
15,951	**637,798**					**2,290,593**

On December 31, 2002 and 2001 - In Thousands of Reais

1 Operations

The main activities are the production of steel and of rolled and drawn steel products, as well as investments in companies directly or indirectly involved in similar activities.

The company has an integrated steel mill in João Monlevade - MG, two drawing mills in Sabará – MG and in Guarulhos - SP, two mini-mills in Cariacica – ES and in Piracicaba – SP, as well as eleven product distribution deposits and four Belgo Pronto deposits in Fortaleza – CE, São Paulo – SP, Brasília – DF and Juiz de Fora – MG and holdings in the subsidiary and associated companies listed in Note 7(a) and in the indirect subsidiary and associated companies listed in Note 7 (e).

As shown in Note 22, there are significant transactions with related companies, especially with subsidiary Belgo Bekaert Arames S.A., which are realized at prices and conditions compatible with the market considering volume and terms.

2 Presentation of the Financial Statements

The company's financial statements and the consolidated financial statements as of and for the years ending December 31, 2002 and 2001 are presented separately under the headings of Parent company and Consolidated, respectively, and have been prepared in conformity with accounting practices adopted in Brazil.

3 Significant Accounting Policies and Consolidation Criteria

(a) Results of operations

Results are determined on the accrual basis of accounting, being net of income tax and social contribution on net income, and reflect deferred income tax and social contribution recoverable in future years when the tax deductibility of provisions is allowed or tax loss credits are realized, recognized in long-term receivables.

(b) Current assets and long-term receivables

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or realizable amounts. Imports in transit are stated at the accumulated cost of each import.

The other assets and receivables are stated at realizable amounts including, when applicable, accrued income and monetary and exchange variations, except for prepaid expenses which are shown at cost.

The allowance for doubtful accounts is based on management's analysis and takes into consideration the economic situation, past experience and the specific and overall risks of the receivables.

(c) Permanent assets

These are stated at cost including restatements up to December 31, 1995 based on official indexes, combined with the following:

- investments in subsidiary and associated companies are recorded on the equity method. Goodwill or negative goodwill arising on acquisition of investments by the company or by subsidiary companies (Note 7 (f)) are amortized over periods which vary depending on their origin;

- land of the parent company and other property, plant and equipment items of direct subsidiary Belgo Bekaert Arames S.A. include the results of appraisals;

- depreciation of property, plant and equipment is computed on the straight-line method at the annual rates listed in Note 8 and charged mainly to cost of production;

- depletion of the forest reserves of a subsidiary is calculated based on (i) volume of trees felled during the year compared to the existing potential volume and (ii) the formation and maintenance costs accumulated up to the beginning of the year; and

- deferred charges of the parent company and consolidated, principally relating to goodwill on the acquisition of a merged subsidiary (Note 9), are being amortized mainly over 10 years.

(d) Current and long-term liabilities

These are stated at their known or estimated amounts, including, when applicable, accrued charges and monetary and exchange variations, on a daily pro rata basis.

(e) Foreign currency operations

The conversion to local currency (R$) of foreign currency assets and liabilities, substantially in U.S. dollars, is based on the exchange rate at the end of the year US$ 1.00 = R$ 3,5333 (2001 - US$ 1.00 = R$ 2.3204).

(f) Consolidation criteria

The consolidated financial statements as of and for the years ended December 31, 2002 and 2001 have been prepared in conformity with the rules and regulations established by the Brazilian Securities Commission (CVM) and include Companhia Siderúrgica Belgo-Mineira and the subsidiaries (i) in which it has direct control listed in Note 7(a) and (ii) in which it has indirect control listed in Note 7(e).

The consolidation process for the balance sheet and statement of income accounts corresponds to the sum of the asset, liability, revenue and expense accounts, according to their nature, after eliminating the following:

(i) Intercompany participations in capital, reserves and retained earnings. There are no reciprocal participations;

(ii) Intercompany current accounts and other intercompany asset and/or liability consolidated balances; and

(iii) The effects of intercompany transactions.

(g) Supplementary information

In order to improve the information provided, the following statements are presented as supplementary information:

(i) Cash flow: prepared in accordance with Accounting Standards and Procedures (NPC) 20 of the Institute of Independent Auditors of Brazil (IBRACON) in order to present cash inflows and outflows of the parent company and consolidated during the years;

(ii) Added value: prepared in accordance with Circular Letter 01/00 of the Brazilian Securities Commission (CVM) in order to present the generation and distribution of the valued added by the parent company and consolidated during the years.

4 Financial Investments

			PARENT COMPANY		CONSOLIDATED	
Type	Remuneration	Maturities	2002	2001	2002	2001
Short-term						
Exclusive fund - Federal Public Securities	*Quota (USD)*	*Immediate*	417,359	99,604	417,359	99,604
Private Securities - Export Notes	*Exchange variation + 11.5% p.a.*	*Immediate*		283,712		283,712
Other	*Various*	*Immediate*	3,004	1,796	100,236	44,315
			420,363	385,112	517,595	427,631
Long-term						
Fixed income securities (Foreign)	*8,8% a.a.*	*November 2004*			224,513	
TOTAL			**420,363**	**385,112**	**742,108**	**427,631**

The investments in the Exclusive fund were marked to market value on May 31, 2002, as determined by Brazilian Central Bank Circular 3096. This marking resulted in a negative adjustment, net of interest earned, in the fund portfolio for the year ended December 31, 2002 of R$ 28,828, recorded as Financial expenses, net in the statement of income for the year.

5 Trade Accounts Receivable

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Trade accounts receivable				
Local	125,381	99,952	331,026	287,926
Foreign	108,161	75,668	178,308	113,794
Discounted trade notes receivable and exchange contracts	(5,961)	(25,221)	(19,606)	(32,975)
Allowance for doubtful account	(6,069)	(5,387)	(25,039)	(18,521)
	221,512	**145,012**	**464,689**	**350,224**

6 Inventories

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Finished products	89,712	71,827	221,118	171,342
Work in process	24,560	26,772	44,318	41,429
Raw and consumption materials	94,860	70,473	157,337	116,833
Maintenance and sundry materials	16,700	22,585	32,243	38,317
Imports in transit, mainly raw materials	32,866	18,384	34,342	20,831
	258,698	**210,041**	**489,358**	**388,752**

7 Investments in subsidiary and associated companies

(a) Information on direct subsidiary and associated companies

	Number of shares/quotas held	HOLDING % of holding Voting capital	Total capital
Steel Sector			
Belgo-Mineira Participação Indústria e Comércio S.A.			
2002	29,704,131	99.99	99.99
2001	29,704,131	99.99	99.99
Belgopar Ltda. (1)			
2002	499,999	100.00	100.00
2001	499,999	100.00	100.00
Itaúna Siderúrgica Ltda.			
2002	999	99.90	99.90
2001	999	99.90	99.90
Drawing Sector			
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.			
2002	366,433	55.50	55.50
2001	366,433	55.50	55.50
Belgo Bekaert Arames S.A.			
2002	346,900,787	54.86	54.86
2001	346,875,787	54.85	54.85
Other			
BMS - Belgo-Mineira Sistemas S.A.			
2002	1,879,095	99.95	99.95
2001	1,879,095	99.95	99.95
Belgo-Mineira Engenharia Ltda.			
2002	99	99.00	99.00
2001	99	99.00	99.00
BMF-Belgo-Mineira Fomento Mercantil Ltda.			
2002	5,572	99.50	99.50
2001	5,572	99.50	99.50
Belgo-Mineira Comercial Exportadora S.A. - BEMEX			
2002	418,648	100.00	100.00
2001	418,648	100.00	100.00
Usina Hidrelétrica Guilman-Amorim S.A. (2)			
2002	510	51.00	51.00
2001	510	51.00	51.00
BEMEX International Ltd.			
2002	1,000	100.00	100.00
2001	1,000	100.00	100.00
CAF Santa Bárbara Ltda.			
2002	9,771,068	100.00	100.00
2001	9,771,068	100.00	100.00
Belgo Trade S.A.			
2002	750	75.00	75.00
2001	750	75.00	75.00
Estrutura.net S.A.			
2002	999,996	10.00	10.00
2001	999,996	10.00	10.00
Considar do Brasil Ltda. (Ex - Arbed Comercial do Brasil Ltda.)			
2002	1	20.00	20.00
2001	1	20.00	20.00
TOTAL - 2002			
TOTAL - 2001			

(1) Includes R$ 7,410 related to a provision to cover the net capital deficiency of an indirect controlled subsidiary, recorded in Other accounts payable in the balance sheet

(2) A provision to cover the net capital deficiency of this subsidiary was set up in the amount of R$ 51,240 (2001 R$ 4,813), recorded in Other accounts payable in the bal... sheet.

Capital	Net equity	Net income (loss) for the year	Investment balance	Equity in the results	Interest on equity/Dividends received and proposed
40,000	103,412	33,319	103,401	28,028	
40,000	75,381	20,521	75,373	20,519	
500	2,649	(346)	2,649	(7,756)	
500	2,995	31,382	2,995	32,505	28,887
4,000	8,249	867	8,241	866	
4,000	7,382	3,525	7,375	3,521	
17,793	97,585	47,573	54,159	27,711	21,939
17,793	89,540	28,166	49,695	16,158	12,130
272,329	472,612	132,376	251,893	72,618	19,446
272,329	375,686	79,314	198,720	43,503	16,230
21,585	6,196	4,543	6,108	(2,929)	
21,585	9,126	(1,289)	9,038	(1,289)	
73	496	3	491	3	
73	493	(101)	488	(100)	
20,094	45,279	6,807	45,052	6,773	2,488
19,089	39,967	5,844	39,767	5,815	2,637
700	4,906	26,624	4,906	26,624	28,903
700	5,876	288	5,876	288	2,145
37,450	(100,470)	(91,031)		(46,426)	
37,450	(9,438)	(20,741)		(10,578)	
179	31,951	(5,830)	31,951	7,139	
179	24,811	(2,180)	24,811	1,287	
68,788	95,622	(24,944)	95,622	(24,944)	
68,788	120,566	(6,459)	120,566	(6,459)	
64	61	(3)	46	8	
64	61	(3)	38		
10,000	7,264	(2,736)	726	160	
10,000	3,169	(4,331)	317	(433)	
3	51	18	10		
3	34	20	10	2	
			605,255	87,875	72,776
			535,069	104,739	62,029

(b) Belgo-Mineira Participação, Indústria e Comércio S.A. (BMP) is a subsidiary formed specifically to manage the lease, with option to purchase, of the installations of Mendes Júnior Siderurgia S.A. The lease contract ended on January 31, 2003 and was automatically extended to 2006 on December 17, 2002. BMP also concluded negotiations and signed agreements involving the purchase of receivables of the main creditors (99%) from Mendes Júnior Siderurgia S.A. for R$ 468,808, classified as Receivables - Mendes Júnior Siderurgia S.A., considering the decision to continue with negotiations (2001 - R$ 307,325).

Also, the acquisition of these receivables involved all the rights and guarantees held by the creditors against Mendes Júnior Siderurgia S.A., and the subsidiary became not only the leaseholder of the industrial installations by long-term contract, but also the senior mortgager with a 3rd degree mortgage, having been settled the receivables which were guaranteed by 1st and 2nd degree mortgages on the lands, industrial complex and accessories.

As mentioned in Note 24, the company formalized its intention of acquiring shareholder control of Mendes Júnior Siderurgia S.A.

(c) In December 2000 the company through its wholly owned indirect subsidiary Belgo-Mineira Uruguay S.A. (BMU) signed several agreements establishing the bases for a strategic association with the main stockholders of ACINDAR Industria Argentina de Aceros S.A.

Accordingly, this subsidiary made investments in ACINDAR up to December 31, 2002 equivalent to US$ 183 million (2001 – US$ 131 million) of which US$ 60 million in shares representing 20.4% of the capital and US$ 98 million in Negotiable Convertible Obligations (ONC´s) and Subscription Bonds, as well as acquired rights to exercise the option for acquisition of new ACINDAR shares amounting to US$ 25 million. The wholly owned subsidiary acquired these assets mainly using financings obtained from the parent company. At December 31, 2002, these assets amount to R$ 430,142 (2001 – R$ 288,249).

In December 2002, through renegotiation of the agreement with the co-shareholder, the rights to exercise the purchase and sales option were postponed to 2005 and the remaining Negotiable Convertible Obligations (ONC´s) and the Subscription Bonds were acquired.

The initial restructuring plan of Acindar is in process and in the context of the exchange devaluations as from January 2002, its economic recovery is continuing with an improvement in operating results and financial indicators.

In this time of structural changes in the Argentina economy, measures necessary to align Acindar to the situation of the country have been taken, among which:

- Priority of resources to guarantee the maintenance of operations, now operating at full production capacity;
- Restructuring of the financial debt with banks is in course, with promising perspectives;
- Increase of sales volume and exports; and
- Continuation of the restructuring process started in 2001.

The objective is to make Acindar a definitely competitive company keeping it as the main producer of long steel in Argentina.

Accordingly the company is convinced that Acindar will be an important company in the consolidation of its strategic line of action in South America. However, a provision to cover eventual losses with ACINDAR was set up in the amount of R$ 127,523 representing the total holding, and recorded in Provision for contingencies in Current liabilities. Additionally, during 2002, the company set up a provision for losses with other assets related to ACINDAR in the amount of R$ 25,000.

(d) On September 28, 2001, wholly owned subsidiary, Belgopar Ltda. reduced capital by R$ 353,859, transferring to the parent company this amount in short-term financial investments.

(e) The indirect holdings may be summarized as follows:

	HOLDING PERCENTAGE	
	2002	2001
Subsidiaries		
Belgo-Mineira Uruguay S.A.	100.00	100.00
Jossan S.A.	54.33	54.32
PBM - Picchioni Belgo-Mineira DTVM S.A.	74.50	74.50
Abemex S.A.	68.18	68.18
Associated		
Acindar Ind. Argentina de Aceros S.A.	20.44	20.44
Cimaf Cabos S.A.	27.43	27.43
Procables S.A.	26.19	26.19
Productos de Aceros S.A. - PRODINSA	27.43	27.43
Wire Rope Industries Limited	27.43	27.43

(f) The negative goodwill calculated by the company based on other economic reasons will be realized only on sale /write-down of investments and may be summarized as follows:

	2002	2001
Belgo Bekaert Arames S.A.	(7,358)	(7,344)
BMS – Belgo-Mineira Sistemas S.A.	(85)	(85)
Total	**(7,443)**	**(7,429)**

8 Property, Plant and Equipment

	PARENT COMPANY 2002	PARENT COMPANY 2001	ANNUAL DEPRECIATION RATES %	CONSOLIDATED 2002	CONSOLIDATED 2001	ANNUAL DEPRECIATION RATES %
Cost plus restatements and revaluations						
. Industrial and administrative buildings	214,354	204,113	2.5	410,142	392,584	From 2 to 10
. Industrial installations and equipment	1,277,983	1,287,490	5	1,989,856	1,949,101	From 3 to 25
. Forest reserves				85,963	210,556	
. Other	89,965	89,214	From10 to 20	132,339	138,605	From 5 to 30
	1,582,302	1,580,817		2,618,300	2,690,846	
Accumulated depreciation/depletion	(680,856)	(649,635)		(1,098,595)	(1,132,988)	
Net	901,446	931,182		1,519,705	1,557,858	
Lands	128,110	128,853		173,423	175,969	
Expansion and modernization:						
. Construction in progress	138,354	57,125		191,823	126,461	
. Imported equipment in transit		46		2,107	3,296	
Advances to suppliers	54,203	37,523		54,614	37,886	
	1,222,113	**1,154,729**		**1,941,672**	**1,901,470**	

(a) Forest reserves

The eucalyptus forest reserves (101,0 thousand hectares – unaudited) are managed by wholly-owned subsidiary CAF Santa Bárbara Ltda. that provides logging, charcoal production and reforestation services (2001 - 106,6 thousand hectares – unaudited).

As a consequence of the operating restructuring of the subsidiary during 2002, an adjustment of R$ 24,744 to the forest assets was made, related to areas considered economically unfeasible.

(b) Revaluations

- Parent company

Arises from a revaluation of lands. The remaining balance of the reserve recorded in property, plant and equipment and in net equity accounts at December 31, 2002 and 2001 amounts to R$ 58,354.

- Subsidiary companies

Arises from the participation of the parent company in revaluations of subsidiary Belgo Bekaert Arames S.A., which resulted in an increase in the investment and in net equity of R$ 29,615, remaining the same amount as in 2001.

(c) Construction in process

Mainly refer to:

Description	PARENT COMPANY 2002	PARENT COMPANY 2001	CONSOLIDATED 2002	CONSOLIDATED 2001	Expected conclusion
Expansion of the production of bars capacity in Piracicaba plant- SP	9,995	11	9,995	11	December/2003
Modernization of the sintering in João Monlevade plant - MG	34,241	5	34,241	5	In test phase
System of dust removal of the steel mill in Grande Vitória plant - ES	14,813	100	14,813	100	In test phase
Modernization of netting and drawing plant in Guarulhos - SP	10,916	4,048	10,916	4,048	In test phase
Compactor of the rolling mills in train 01 (TL - 01) in João Monlevade plant - MG	5,438	36	5,438	36	February/03
Modernization of the line of low carbon wire in Contagem plant - MG			6,071	8,815	July/03
Modernization of the line of galvanized wires in Contagem plant - MG			5,158	6,385	July/03
Other	62,951	52,925	105,191	107,061	
	138,354	**57,125**	**191,823**	**126,461**	

(d) Investments

For 2003 the parent company expects to invest R$ 241,590 (consolidated – R$ 328,983) (unaudited) in productivity projects, reduction of costs, quality and protection of the environment. In 2002, it invested R$156,372, including R$ 1,252 in subsidiary companies (Consolidated – R$ 229,174).

(e) Guarantees

Property, plant and equipment items secure financings of the company (Note 10 (c))

	PARENT COMPANY 2002	PARENT COMPANY 2001	CONSOLIDATED 2002	CONSOLIDATED 2001
Technology and software				4,983
Expansion projects	23,155	18,952	23,838	19,464
Goodwill on acquisition of a merged subsidiary company	58,477	58,477	58,477	58,477
Other	4,103	2,829	10,888	22,944
	85,735	80,258	93,203	105,868
Less:				
. Amortization of goodwill on investments	(26,339)	(20,491)	(26,339)	(20,491)
. Normal accumulated amortization	(174)	(2,816)	(3,331)	(21,540)
	(26,513)	(23,307)	(29,670)	(42,031)
	59,222	**56,951**	**63,533**	**63,837**

The goodwill on acquisition of a merged subsidiary arose on acquisition of Belgo Mineira Piracicaba S.A (ex - Dedini) merged in May 2000 and is being amortized over ten years, based on a future profitability study carried out by independent experts.

10 Financings

(a) Balance composition:

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Short-term				
In reais				
. Working capital	19,008	104,759	45,283	132,709
. Property, plant and equipment	72,849	70,875	95,290	89,006
In U.S. dollars				
. Advance sale of exchange	103,047	135,226	122,691	198,587
. Working capital	42,722	13,074	42,722	76,089
. Property, plant and equipment	19,582	10,033	86,095	19,946
	257,208	333,967	392,081	516,337
Long-term				
In reais				
. Property, plant and equipment	200,755	241,375	239,445	291,862
In U.S. dollars				
. Advance sale of exchange	100,979	119,129	100,979	133,051
. Property, plant and equipment	38,136	40,619	488,863	210,046
	339,870	**401,123**	**829,287**	**634,959**
Total	**597,078**	**735,090**	**1,221,368**	**1,151,296**

(b) Long-term installment falls due as follows:

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
2003		129,649		189,852
2004	162,753	129,092	451,781	167,827
2005	77,074	58,475	131,924	96,119
2006	43,817	38,154	93,130	71,251
2007 onwards	56,226	45,753	152,452	109,910
	339,870	**401,123**	**829,287**	**634,959**

(c) Parent company financings and consolidated are secured by property, plant and equipment valued at R$ 564,059 (2001 - R$ 673,034) and R$ 774,198 (2001 – R$ 851,935), respectively.

(d) Financings in local currency are subject to average annual interest of 18.68 % (2001 – 14.34%) and those in foreign currency of 6.03% (2001 – 6.16%) plus exchange rate variation.

11 Debentures

(a) Parent company

On April 14, 2000 the Extraordinary General Meeting approved management's proposal to proceed with the issue of 51 thousand debentures for the total amount of R$ 51,000. They fall due on March 1, 2005, bear interest of 5% per annum above the Long-term interest rate (TJLP), and may be converted into preferred shares as from March 1, 2001. All were placed in circularization. The restated balance at December 31, 2002 amounts to R$ 23 (2001 – R$ 59,597).

In 2002, 50,940 debentures were converted into shares, which corresponded to a capital increase of R$ 56,450 (2001 – 41 debentures for the amount of R$ 42).

(b) Consolidated

Belgo-Mineira Participação, Indústria e Comércio S.A., in the process of restructuring Mendes Júnior Siderurgia S.A., purchased the credits against Mendes Júnior Siderurgia S.A., guaranteed by 1st and 2nd mortgages on land, the industrial complex and accessories. For this purpose it issued, during 1998, simple non-convertible debentures with a face value of R$ 98,000, with monthly amortizations and a total term of 12 years, and remuneration based on the TJLP rate plus 3% per annum. On December 31, 2002 the restated balance amounts to R$ 188,116 (2001 - R$ 108,392).

The proposal for the acquisition of the remaining credits was presented to the other creditors of Mendes Júnior Siderurgia S.A. and negotiations were concluded with some of these creditors during 2002 and 2001. The operation involved basically the issue of non-convertible debentures with a face value of R$ 60,000 (2001 – R$ 46,952), with annual amortizations and final due dates on December 31, 2011 and 2027, and remuneration based on the IGP-M variation and IGP-M variation plus 6% per annum. At December 31, 2002 the restated balance amounts to R$ 68,539 (2001 – R$ 60,276).

12 Other Accounts Payable

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Income tax and social contribution	363	380	29,064	15,228
Taxes on operations and industrialization	19,524	26,524	51,269	58,110
Loans from related companies	74,910	8,717	13,497	8,717
Leasing payable			83,355	4,019
Advances from customers	9,558	2,466	35,041	7,777
Liabilities for purchase of ONC's (Note 7(c))			134,362	
Other accounts payable	35,052	37,147	159,350	109,973
Total	**139,407**	**75,234**	**505,938**	**203,824**
Current	138,472	69,118	330,158	151,725
Long-term	935	6,116	175,780	52,099

13 Provision for Contingencies

Management reviews the known contingencies, evaluates the possibilities of losses, and adjusts the provision as required.

The company is challenging in court the calculation bases of PIS and COFINS stipulated in Law 9718/98. Management, based on the opinion of its legal advisors, does not expect losses on the final outcome of these challenges which could approximate R$ 51,624 (2001 – R$ 26,982).

There are various civil, fiscal, tax, environmental and labor contingencies of the parent company and consolidated at the administrative or judicial levels in various courts. Contingencies where, based on the opinion of the internal and external legal advisors, expectations of success are considered possible amount to approximately R$ 350,000 in the parent company and R$ 360,000 consolidated (2001 – R$ 170,000 and R$ 180,000).

Also, the contingencies provisioned relate substantially to losses arising from the effects of foreign exchange devaluations on the holding in ACINDAR (Note 7(c)) and to tax cases, totaling R$ 395,384 (2001 – R$ 301,830), recorded in current and long-term liabilities.

The judicial deposits recorded in long-term receivables of the parent company amounting to R$ 128,650 (2001 – R$ 93,677) and consolidated amounting to R$ 213,140 (2001 – R$ 150,399), relate to civil, labor and tax cases (substantially PIS/COFINS).

14 Income Tax and Social Contribution

(a) Deferred income tax and social contribution

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Income tax:				
Recoverable on temporary additions	64,344	54,171	80,848	64,330
Anticipations			2,114	862
Withheld at source on financial investments			1,539	1,983
On tax losses				23,178
Recoverable on actuarial provisions	407	1,017	519	1,110
Other			228	208
Social contribution:				
Recoverable on temporary additions	17,382	17,335	21,275	19,878
On negative calculation bases				8,448
Anticipations			364	
Recoverable on actuarial provisions	130	326	170	356
Other				7
Long-term receivables	**82,263**	**72,849**	**107,057**	**120,360**
Income tax:				
Incentivated depreciation	3,575	4,385	8,324	9,370
Unrealized profits			(7,431)	(6,329)
Other			2,455	703
Long-term liabilities	**3,575**	**4,385**	**3,348**	**3,744**

Income tax and social contribution credits are expected to be realized as follows:

Year	PARENT COMPANY	CONSOLIDATED
2003	20,629	26,847
2004	41,875	54,496
2005	4,091	5,324
2006	2,238	2,913
2007	2,238	2,913
2008 a 2011	11,192	14,564
Total	**82,263**	**107,057**

(b) Changes in deferred income tax and social contribution:

	PARENT COMPANY				CONSOLIDATED			
	Balance in 2001	Additions	Reductions	Balance in 2002	Balance in 2001	Additions	Reductions	Balance in 2002
Income tax:								
Recoverable on temporary additions	54,171	23,102	(12,929)	64,344	64,330	30,763	(14,245)	80,848
Anticipations					862	1,252		2,114
Withheld at source on financial investments					1,983	660	(1,104)	1,539
On tax losses					23,178	(6,143)	(17,035)	
Recoverable on actuarial provisions	1,017		(610)	407	1,110	19	(610)	519
Other					208	20		228
Social contribution:								
Recoverable on temporary additions	17,335	7,275	(7,228)	17,382	19,878	9,098	(7,701)	21,275
On negative calculation bases					8,448	(2,379)	(6,069)	
Anticipations						364		364
Recoverable on actuarial provisions	326		(196)	130	356	10	(196)	170
Other					7		(7)	
Long-term receivables	**72,849**	**30,377**	**(20,963)**	**82,263**	**120,360**	**33,664**	**(46,967)**	**107,057**
Income tax								
Incentivated depreciation	4,385		(810)	3,575	9,370		(1,046)	8,324
Unrealized profits					(6,329)		(1,102)	(7,431)
Other					703	1,789	(37)	2,455
In long-term liabilities	**4,385**		**(810)**	**3,575**	**3,744**	**1,789**	**(2,185)**	**3,348**

The company and subsidiaries record tax credits on temporary additions, tax losses and negative bases when future cash flows permit, in conformity with CVM Instruction 371/02. Consolidated income tax and social contribution credits not recorded amount to R$ 56,247.

(c) Reconciliation of income tax and social contribution in the results

	PARENT COMPANY				CONSOLIDATED			
	2002		2001		2002		2001	
	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution
Income before income tax and social contribution	415,649	415,649	201,468	201,468	575,988	575,988	286,294	286,294
Temporary additions (exclusions) ,net								
Provisions:								
Labor and civil claims	457	457	(435)	(435)	409	409	6,941	6.941
Special repairs	(678)	(678)			(678)	(678)		
Credit losses	25,000	25,000	120,113	120,113	25,000	25,000	121,567	121.507
Doubtful accounts	682	682	(799)	(799)	4,598	4,598	148	148
Tax contingencies	4,936	4,936	(4,024)	(4,024)	8,214	4,644	3,222	(3.304)
Devaluation of investments					13,234	13,234		
Devaluation of other assets	(7,707)	(7,707)	(29,363)	(29,363)	(7,707)	(7,707)	(29,363)	(29.363)
Profit sharing	16,527	16,527	2,831	2,831	18,699	18,038	4,597	3,752
Taxes with demand suspended					14,769	3,271	5,810	547
Goodwill (negative goodwill)	(6,602)	(6,602)			(6,602)	(6.602)	(3,012)	(3,543)
Other					12,413	12,151	1,759	3,889
Temporary additions (exclusions)	**32,615**	**32,615**	**88,323**	**88,323**	**82,349**	**66,358**	**111,669**	**100,574**
Permanent additions (exclusions), net								
Equity in the results	(87,875)	(87,875)	(104,739)	(104,739)	(41,264)	(41,264)	(13.309)	(13.309)
Interest on equity received	28,145	28,145	33,787	33,787				
Interest on equity paid/proposed	(90,643)	(90,643)	(64,984)	(64,984)	(108,167)	(108,167)	(78.969)	(78.969)
Excess depreciation	5,806	2,564	7,392	2,535	6,404	3,266	10.760	3.207
Statutory attributions		(4,840)		(3,400)		(5,936)		(4.080)
Bonuses	3,306		451		3,846	96	1.045	182
Contributions and donations	4,496	4,496	3,111	3,111	7,144	6,752	4.490	4.490
Non-deductible expenses	378	378	1,719	1,719	2,509	3,565	3.658	3.257
Amortization of exchange variation							16.099	15.959
(CVM Deliberation 294)					101,130	101,130	6.299	6.299
Portion of the result not subject to incidence			417	417	(4,158)	(6.163)	2.377	2.414
Other								
Permanent additions (exclusions)	(136.387)	(147.775)	(122,846)	(131,554)	(32,556)	(46,721)	(47,550)	(60.550)
Calculation basis	311.877	300,489	166,945	158,237	625,781	595,625	350,413	326.318
Effective rate	25.0%	9.0%	25.0%	9.0%	25.0%	9.0%	25.0%	9.0%
Income tax and social contribution calculated	**(77.948)**	**(27.044)**	**(41,718)**	**(14,241)**	**(156,224)**	**(53,689)**	**(87,026)**	**(29,408)**

	PARENT COMPANY				CONSOLIDATED			
	2002		2001		2002		2001	
	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution
Income tax and social contributions calculated	(77,948)	(27,044)	(41,718)	(14,241)	(156,224)	(53,689)	(87,026)	(29,408)
Recorded tax credits:								
Temporary additions	22,733	7,275	37,586	17,335	36,480	9,700	49,636	19,600
Realization of incentivated depreciation	811		1,214		1,128	40	1,476	
	23,544	7,275	38,800	17,335	37,608	9,740	51,112	19.600
Recorded tax liabilities:								
Temporary exclusions	(12,929)	(4,137)	(15,505)		(20,369)	(5,080)	(15,996)	185
Income tax on profits of investees abroad					(476)			(1,845)
Offset of tax losses					(17,036)	(6,058)	137	(1,324)
	(12,929)	(4,137)	(15,505)		(37,881)	(11,138)	(17,704)	(1.139)
Other (expenses) income								
Tax incentives	2,739		736		4,292		1,074	3
Adjustment on revaluation reserve			(2,951)	173			(2,951)	173
Income tax on unrealized profits					1,140		1,010	
Other	(13)	(3,286)	6	14,903	216	(2,425)	164	15,039
	2,726	(3,286)	(2,209)	15,076	5,648	(2,425)	(703)	15.215
Total income (expense) of income tax and social contribution	(64,607)	(27,192)	(20,632)	18,170	(150,849)	(57,512)	(54,321)	4,268

15 Stockholders' Equity

(a) Subscribed and paid-up capital (per thousand shares)

	2002	2001
Common shares	3,905,001	3,905,001
Preferred shares	3,179,128	2,857,544
Total shares	7,084,129	6,762,545
Approximate number of shareholders	10,500	10,700

Each common share has the right to one vote at Stockholders' Meetings

The company holds in treasury 68,300 thousand preferred shares at a cost of R$ 3,149.

(b) Reserves

(i) Capital reserve:

Subventions for investments and other- Relate mainly to excise tax incentives (Law 7554/86), effectively received. This incentive expired in 1993.

(ii) Revaluation reserves:

Reflect the revaluations of the company and its participation in the revaluations of subsidiary companies (see Note 8 (b)), which are being gradually transferred to retained earnings as the revalued assets are realized on depreciation or sale.

(iii) Revenue reserves

- **Legal** – appropriation of 5% of net income of each year until it reaches 20% of paid-up capital.
- **Statutory** – appropriation of 5% to 75 % of net income for each year, to finance the expansion of company activities, directly or through subsidiary and associated companies, until it reaches 80% of subscribed capital.
- **Retention of profits and balance of retained earnings** – amounts appropriated in prior years to meet investment requirements and strengthen working capital in the normal course of activities. The balances at December 31, 2001 amounting to R$ 188,388 were capitalized in April 2002.
- **For capital increase** – arises from the realization of the reserve for retention of profits, net of proposed dividends, set up under the terms of current legislation. The balance at December 31, 2001 of R$ 113,148 was capitalized in April 2002.

(c) Dividends and interest on equity

Stockholders are assured of a compulsory annual dividend of 25% of net income adjusted under the terms of corporate legislation and the by-laws. Preferred shares have the right to a dividend 10% higher than common shares, as defined by Law 9457/97 and the by-laws.

Under the terms of Law 9.249/95 and in conformity with CVM Deliberation 207/96, the company proposed remuneration on equity to its stockholders, based on the Long-term interest rate (TJLP) variation during the year. This interest was calculated and is limited to 50% of net income for the year before taxation.

In order to comply with federal tax regulations and CVM Deliberation 207/96, the company opted to record interest on equity with a contra entry to financial expenses and reverse it to retained earnings.

Proposed dividends and interest on equity were calculated as follows:

	2002	2001
Net income for the year	319,010	195,606
Less:		
(-) Constitution of legal reserve	(15,951)	(9,780)
Dividend calculation basis	303,059	185,826
Compulsory minimum dividend - 25%	75,765	46,457
Interest on equity	90,643	64,984
Withholding income tax on interest on equity proposed	(10,369)	(8,194)
Net	**80,274**	**56,790**
% on calculation basis	26.49	30.56
Gross amount per thousand common shares - R$	**12.37**	**9.32**
Gross amount per thousand preferred shares - R$	**13.61**	**10.25**

(d) Reconciliation of Parent Company Stockholders' Equity and Net Income with Consolidated Stockholders' Equity and Net Income

	STOCKHOLDERS' EQUITY		*NET INCOME FOR THE YEAR*	
	2002	2001	2002	2001
Parent company	**2,290,593**	**2,005,776**	**319,010**	**195,606**
Unrealized profits of parent company arising from operations with subsidiary companies, net of tax effects	(14,427)	(12,850)	(1,768)	(2,050)
Changes in stockholders' equity which did not affect the results for the year of subsidiary companies	(234)	7,295		(44)
Consolidated	**2,275,932**	**2,000,221**	**317,242**	**193,512**

16 Financial Expenses, Net

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Interest on financings	(68,794)	(78,028)	(94,003)	(115,747)
Interest on debentures	(7,988)	(7,855)	(49,705)	(28,113)
Arrears interest	(6,489)	(10,380)	(7,355)	(9,578)
Exchange variations on liabilities	(202,441)	(51,891)	(337,688)	(143,040)
Other financial expenses	(15,516)	(12,410)	(44,404)	(29,817)
Interest received	26,348	24,274	20,473	22,909
Earnings from financial investments (see Note 4)	(17,957)	38,916	2,509	49,122
Exchange variations on assets	246,328	55,515	270,642	116,341
Other financial income	921	1,498	17,989	6,165
Net	**(45,588)**	**(40,361)**	**(221,542)**	**(131,758)**

17 Other Operating Expenses, net

Mainly refer to expenses with leasing of Juiz de Fora – MG plant of Mendes Júnior Siderurgia S.A..

18 Non-operating (Expenses) Income, net

Basically refer to the result of sales and disposals of permanent assets and provisions for losses related to these assets.

19 Insurance Coverage

Insurance coverage is maintained in amounts considered sufficient to meet the risks involved. The operational risk insurance method is adopted which assures indemnity for material damages and loss of gross revenue (interruption of production) arising from accidents, with an indemnity period of up to twelve months of stoppage. The current policy is effective up to January 1, 2004 and provides the following coverage:

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Assets insured				
. *Property, plant and equipment*	688,935(*)	538,952 (*)	2,220,193	1,411,486
. *Inventories*	68,715	45,130	130,930	144,457
	757,650	**584,082**	**2,351,123**	**1,555,943**

(*) Coverage per event

20 Financial Instruments

Financial instruments of the company and subsidiary companies are recorded in balance sheet accounts at December 31, 2002 and 2001 at amounts compatible with market values. They are managed by operating strategies, which aim at maintaining liquidity, profitability and security. Control is effected by constantly comparing contracted rates with current market rates to verify that adjustments to market value of the financial investments are being properly calculated by the institutions that manage the resources.

The company is involved in SWAP transactions to change indicators of financings contracts, as shown below:

			ASSET BALANCE (LIABILITIES)		*INCOME (EXPENSES)*	
Operation date	US$ (thousands)	Expiration date	2002	2001	2002	2001
05/02/2001	*5,127*	*04/29/2002*		(812)	858	(812)
05/22/2001	*3,960*	*05/22/2002*		(1,250)	11,951	(1,250)
07/06/2001	*3,826*	*01/02/2002*		(2,849)	16,367	(2,849)
07/25/2001	*1,980*	*07/22/2002*		(966)	7,153	(966)
08/28/2001	*4,106*	*08/27/2002*		(860)	9,871	(860)
09/17/2001	*2,776*	*09/13/2002*		(2,039)	11,394	(2,039)
12/12/2001	*6,645*	*06/10/2002*		(1,275)	19,015	(1,275)
01/03/2002	*3,612*	*12/26/2003*	2,331		2,331	
			2,331	**(10,051)**	**78,940**	**(10,051)**

Gains and losses on these operations we recorded in Financial Expenses, net in the statement of income.

(a) Credit risk

The group's sale policy is subordinated to the credit rules fixed by management, which seeks to minimize problems arising from customer default. This objective is obtained through the selection of customers in accordance with their capacity for paying and through diversification of accounts receivable (risk spread). The company also has a significant allowance for doubtful accounts amounting to R$ 6,069 (2001 – R$ 5,387) being 2.60% of accounts receivable (2001 – 3.07%), to face credit risks (consolidated – R$ 25,039 and R$ 18,521, respectively, being 4.92% and 4.61%, respectively, of the accounts receivable).

(b) Exchange Rate Risk

Since the company and its subsidiaries have significant liabilities in foreign currency (U.S. dollar), their results could be affected by exchange rate variations.

To reduce the effects of exchange variations on company indebtedness, management has adopted as a policy the maintenance of practically all cash availabilities in financial investments linked to US$ exchange rate variations. The net US$ exposure is as follows:

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Assets (liabilities)				
Cash - Financial investments	417,359	383,316	667,291	397,893
Trade accounts receivable	102,200	50,447	158,702	80,819
Other accounts receivable	24,904	37,748	24,904	37,748
Investments	31,951	24,811	120,108	192,737
Suppliers	(92,037)	(26,941)	(156,907)	(45,402)
Financings	(304,466)	(318,081)	(841,350)	(637,719)
Other liabilities			(143,268)	(17,178)
Net exposure	**179,911**	**151,300**	**(170,520)**	**8,898**

The net exposure at December 31, 2002 should be offset with the net balance between the export and imports of the parent company and subsidiaries, to be realized in 2003, as projected below (unaudited):

	2003	
	PARENT COMPANY	CONSOLIDATED
Exports	534,153	827,104
Imports	308,867	335,536
Net balance	**225,286**	**491,568**

(c) Price Risk

Since exports are equivalent to 20.3% of parent company sales budgeted for 2003 and to 10.3 % of subsidiary companies sales, any volatility of exchange rates represents, in fact, a price risk which could affect the expected results. This risk is, in part, counterbalanced by the significant volume of imports by Group companies projected for this same year, as shown above.

21 Liabilities for Post-Employment Benefits

In 1982 the Belgo Group joined the Bradesco Previdência e Seguros S.A. private pension plan in order to supplement (i) retirement benefits of participants and (ii) pensions payable to spouses of deceased participants.

Group companies make monthly contributions equivalent to employees' contributions as stipulated by Bradesco Previdência e Seguros S.A., restated annually. These contributions cease when employees leave or retire with benefits.

The future benefits to be paid are the responsibility of Bradesco Previdência e Seguros S.A. Group companies are not committed nor obliged to finance any insufficiency of funds in the pension and retirement supplementary plan.

At December 31, 2002, the liabilities for post-employment benefits, the initial recognition of which was via a charge to net equity as a prior year adjustment on December 31, 2001, calculated in accordance with Brazilian Accounting Standards (NPC) 26 issued by the Institute of Independent Auditors of Brazil (IBRACON) are shown below:

	PARENT COMPANY		*CONSOLIDATED*	
	2002	**2001**	**2002**	**2001**
Present value of actuarial liabilities	71,238	42,515	90,621	59,759
Fair value of plan assets	(54,453)	(38,446)	(70,715)	(52,369)
Present value of liabilities in excess of the fair value of assets	16,785	4,069	19,906	7,390
Unrecognized actuarial liabilities	(15,022)		(14,951)	
Actuarial liability to be provided	1,763	4,069	4,955	7,390
Tax effects (Income tax and social contribution)	(599)	(1,343)	(1,685)	(2,467)
Liabilities with post-employment benefits, net of tax effects	1,164	2,726	3,270	4,923
Portion of minority interest			(948)	(990)
Group portion			**2,322**	**3,933**

The actuarial assumptions used for the year ended December 31 are as follows:

	2002	2001
Actuarial method	*Projected credit unit*	*Projected credit unit*
Discount rate	*12.35% per annum*	*12.35% per annum*
Estimated return rate on assets	*12.35% per annum*	*12.35% per annum*
Salary levels increase rate	*3% per annum for the following 3 years, 2.5% per annum for the following 5 years and 2% per annum for the other years*	*3% per annum for the following 4 years, 2.5% per annum for the following 5 years and 2% per annum for the other years*
Estimated index of nominal increase of benefits	*5% p.a.*	*5% p.a.*
Estimated long-term inflation rate	*5% p.a.*	*5% p.a.*

The components of net cost of the post-employment benefits period projected for 2003 are as follows:

	PARENT COMPANY	CONSOLIDATED
Cost of current service	5,903	7,057
Interest on actuarial liabilities	8,708	10,975
Estimated return on plan assets	(7,287)	(9,396)
Amortization costs - unrecognized actuarial losses	476	509
Total gross expenses to be recognized	7,800	9,145
Estimated participants contributions for the year (Net of administrative expenses)	(4,351)	(5,866)
Total net expenses to be recognized	3,449	3,279
Estimated administrative expenses for the year	1,088	1,467
Total	4,537	4,746
Portion of minority interest		(94)
Group portion	4,537	4,652

The cost of contributions to the private pension plan for the company during the year ended December 31, 2002 was R$ 5,936 (2001 – R$ 4,165).

22 Related Companies

The most significant balances and transactions with subsidiary companies, realized in conditions compatible with the market and included in the financial statements of December 31, 2002 and 2001, may be summarized as follows:

	Current assets (1)	Long-term receivables	Current liabilities (2)	Sales	Purchases	Other Expenses	Other income
Steel Sector							
Belgo-Mineira Participação Indústria e Comércio S.A.	3,192	244,279	66,457	15,418	32,709	6,213	9,630
Itaúna Siderúrgica Ltda.	159		2,424	727	14,821	33	44
Belgo-Mineira Uruguay S.A.		326,905					13,622
Acindar Industria Argentina de Aceros S.A.		24,904					1,895
Drawing Sector							
Belgo Bekaert Arames S.A.	52,166	664	549	557,965	7,133	243	13,410
BMB - Belgo-Mineira Bekaert Artefatos de Arame Ltda.	6,410			51,943	112	76	567
Jossan S.A.	2,831			26,653	86		415
Cimaf Cabos S.A.	1,685						312
Other							
BMF - Belgo-Mineira Fomento Mercantil Ltda.	2,117						2,487
BEMEX International Ltd.	6,878		1,450				
CAF Santa Bárbara Ltda.	4	10,307	215		73	19,868	
Usina Hidrelétrica Guilman-Amorim S.A.					19,213	3,901	
BMS - Belgo-Mineira Sistemas S.A.	61		517		4,865	5,106	
BME - Belgo Mineira Engenharia Ltda.			163				
Abemex S.A.					23,055		
Grupo ARCELOR							
Trade ARBED New York Inc.	1,368			25,773	8,899		
Asbm SARL			9,117			1,180	
Arbed S.A.			1,406				
Aceralia Corporacion Siderurgica S.A.			13,510		35,369		
TrefilARBED Korea Co Ltda				6,055			
TOTAL 2002	76,871	607,059	95,808	684,534	146,335	36,620	42,382
TOTAL 2001	68,878	570,916	26,141	568,482	79,889	25,060	27,065

(1) Trade accounts receivable and Other receivables

(2) Suppliers and Other accounts payable

Grupo Belgo, except for companies of the steel sector, does not operate with centralized cash, but has used opportunities to carry out operations that aim at maximizing the financial resources of the Group.

23 Other Information

In the year ended December 31, 2002 the Board of Directors and Administrative Council of the parent company and consolidated received remuneration of R$ 11,201 and R$ 17,526, respectively, (2001 – R$ 9,158 and R$ 14,721, respectively). In the same year the parent company and consolidated, paid/provided bonuses to employees of R$ 34,971 and R$ 51,965, respectively (2001 – R$ 19,975 and R$ 35,351).

24 Subsequent Events

Belgo-Mineira Participação Industria e Comércio S.A. (BMP), lessee of the Mendes Júnior Siderurgia S.A. (MJS) installations and holder of more than 99% of the credits against the lessor, concluded negotiations with the main creditors involving the acquisition of credits for the amount of R$ 468,808. This amount is recorded in the books of BMP, BIL and BMF in the account Receivables from Mendes Júnior Siderurgia S.A.

On December 17, 2002, BMP renewed the lease for three years as from January 31, 2003 and formalized the notice of the exercise of the purchase option for the shares of Mendes Júnior Siderurgia S.A.

Through a relevant fact dated February 10, 2003 the company informed the market that its subsidiary BMP concluded negotiations with Grupo Mendes Júnior, with the following corporate acts:

(a) Capital increase of Mendes Júnior Siderurgia S. A .of R$ 49,973 by BMP, through the subscription of shares.

(b) Purchase of a minority interest of 5.34% in Aço Minas Gerais S. A. – AÇOMINAS, for the amount of R$ 103,266, which is mainly comprised of R$ 86,817 in credits acquired by BMP during the negotiation phase with these creditors.

(c) Transfer to BMP of credits of financial institutions amounting to R$ 33,551 held by Grupo Mendes Júnior.

Accordingly, by subscribing to the capital increase, BMP will become the majority shareholder of Mendes Júnior Siderurgia S.A.

At the next Extraordinary General Meeting of Mendes Júnior Siderurgia S.A. to be held in March 2003, its name will be changed to BMP Siderurgia S.A.

The total financial disbursement of BMP in this last phase, considering the option exercise, capital increase, purchase of Açominas shares, purchase of credits and settlement of debts and credits, is about R$ 100,000, which will be paid over 18 months.

Supplementary Information

As a complement to the financial statements and notes thereto that present the financial position, results of operations, changes in stockholders' equity and of financial position of the parent company and consolidated for the years, statements of cash flow and added value are presented in summarized form as follows:

(a) Statement of cash flow

The statement of cash flow provides significant information of the cash inflows and outflows during the years, separating the cash flow resulting from or invested in operating, investment and financing activities.

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Net income for the year	319,010	195,606	317,242	193,512
Depreciation, amortization and depletion	78,754	75,501	145,576	126,028
Participation of minority stockholders			44,449	38,649
Investments in subsidiary and associated companies	(87,875)	(104,739)	(40,527)	(7,248)
Results of sale of permanent assets	7,963	(2,775)	48,424	11,904
Deferred income tax and social contribution	91,800	1,538	208,361	49,126
Other (mainly interest and exchange variation)	257,591	239,126	368,313	389,893
Decreases (increases) in assets:				
Trade accounts receivable	(76,500)	(21,472)	(114,465)	(70,736)
Inventories	(48,657)	(41,381)	(100,606)	(83,989)
Other assets	62,913	(20,859)	(48,325)	(91,094)
Increases (decreases) in liabilities:				
Suppliers	85,182	(5,840)	138,311	24,999
Other liabilities	(48,297)	404	139,584	(37,615)
Cash flow from operating activities	641,884	315,109	1,106,337	543,429
Acquisition of investments, net	(42,042)	(12,300)	(129,348)	(62,679)
Acquisition of property, plant and equipment and deferred charges, net	(157,949)	(130,611)	(233,876)	(211,590)
Cash flow from investment activities	(199,991)	(142,911)	(363,224)	(274,269)
Decrease in financings (principal and interest), net	(342,949)	(173,754)	(585,476)	(295,296)
Redemption of debentures	(62,830)		(20,284)	(1,542)
Capital increase	56,450	42	56,450	42
Payment of dividends / interest on equity	(56,567)	(136,119)	(102,325)	(157,155)
Cash flow from financings activities	(405,896)	(309,831)	(651,635)	(453,951)
Increase (decrease) in available funds	**35,997**	**(137,633)**	**91,478**	**(184,791)**
Available funds at the beginning of the year	**386,249**	**523,882**	**443,343**	**628,134**
Available funds at the end of the year	**422,246**	**386,249**	**534,821**	**443,343**

(b) Statement of added value

The purpose of the statement of added value is to show to who added value pertains, notably employees, government, third parties and stockholders. All the information presented originates from the accounting records, and only certain information contained in the traditional statement of income has been reclassified, being considered as a distribution in the statement of added value.

	PARENT COMPANY		CONSOLIDATED	
	2002	2001	2002	2001
Revenues	**2,148,574**	**1,634,480**	**4,039,957**	**3,002,953**
Sales of products and services	2,209,386	1,676,645	4,084,131	3,085,363
Non-operating income	(60,812)	(42,165)	(92,654)	(83,643)
Recoverable on contingencies			48,480	1,233
Inputs purchased	(1,353,257)	(986,774)	(2,425,155)	(1,770,850)
Raw material consumed	(925,594)	(638,097)	(1,324,968)	(984,931)
Cost of products and services	(295,639)	(259,140)	(805,410)	(592,143)
Other costs	(132,024)	(89,537)	(294,777)	(193,776)
Depreciation, amortization and depletion	(77,370)	(75,439)	(144,318)	(126,277)
Added value received from transfers	343,515	104,829	352,877	87,733
Equity in the earnings of subsidiary and associated companies	87,875	104,739	41,264	13,309
Provision for losses in associated companies		(120,113)		(120,113)
Financial income	255,640	120,203	311,613	194,537
Total added value	**1,061,462**	**677,096**	**1,823,361**	**1,193,559**
Distribution of added value				
Employees	159,814	127,666	315,046	266,921
Government	287,123	200,721	476,061	311,150
Third-party capital	295,515	153,103	670,563	383,326
Stockholders	319,010	195,606	361,691	232,162
Added value distributed	**1,061,462**	**677,096**	**1,823,361**	**1,193,559**

BOARD OF DIRECTORS

FRANÇOIS MOYEN
Chairman
ANTÔNIO JOSÉ POLANCZYK
Depty-Chairman
CARLO PANUNZI
Counselor (starting December 13, 2002)
JOÃO PESSOA RIBEIRO FENELON
Secretary (ending October 31, 2002)
PAUL LODEWIJK JUUL EMIEL MATTHYS
Counselor
ROLAND JUNCK
Counselor
PLÍNIO SIMÕES BARBOSA
Counselor
LEONARDO MAURÍCIO COLOMBINI LIMA
Counselor
LUIZ CARLOS TRABUCO CAPPI
Counselor
JOSE MAURO GUAHYBA DE ALMEIDA
Counselor

TOP MANAGEMENT

CARLO PANUNZI
Chief Executive Officer (starting October 18, 2002)
ANTÔNIO JOSÉ POLANCZYK
Chief Executive Officer (ending October 18, 2002)
MICHEL LÉON MATHIAS VICTOR THOMA
Participation Director (ending July 30, 2002)
MARCOS PIANA DE FARIA
CFO and Investor Relations Director
CYRO CUNHA MELO
Business Development Director
PAULO GERALDO DE SOUZA
Industrial Steel Director
ALONSO STARLING NETO
Drawing Sector Director
IBRAHIM ABRAHÃO CHAIM
Commercial Steel Director
MÁRCIO MENDES FERREIRA
Administrative and Human Resources Director
ANTÔNIO CARLOS FONSECA LARA
Deputy Director- Treasury

RESPONSIBLE ACCOUNTANT

DOMINGOS SÁVIO CARNEIRO DE MENDONÇA
Accountant CRC-MG 32.671/O-6

CREDITS

General Supervision

CFO and Investor Relations Office

Editorial Production

Administrative and Human Resourcer Director's Office

Graphic Project

Creato artedesign

Execution

ASA Comunicação Ltda.

Photos

Alessandro Carvalho

Alexandra Simões

Câmera Clara

Daniel Mansur

Guto Muniz

Ludimila Loureiro

Paulo Arumaa

Printing

Rona Editora Ltda.




BELGO
Grupo Arcelor

Av. Carandaí 1.115, 18 to 26 floors
Zip Code 30130-915 Belo Horizonte MG - BRAZIL
Phone (55 31) 3219-1122 [illegible]
[illegible]